FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

Press release

2005 full-year results

100% growth in net profit

28.6% return on equity

\Our disciplined focus on achieving the targets set out in our business plan for 2005 resulted in the freeing-up of value to our shareholders, as the NBG Group posted record profitability.

Strong revenue growth, improved operating efficiency and enhanced return on equity are the main drivers of our three-year business plan.

We succeeded in all three of these areas, as Group income grew by 20%, the cost/income ratio declined by 11.5 percentage points, and return on equity climbed to 28.6%. With this performance we have covered the greater part of our three year business plan targets.

The market recognizes our efforts, shows confidence on us and supports our stock price. This has led to a significant rise in our market capitalization close to €15 billion, placing us much higher in the rankings of European banks and enabling us to continue to maintain our independent course.

I would like to stress the fact that our strong performance has been accompanied by substantial improvements in the Group’s Corporate Governance, with higher internal controls, strict compliance to all regulatory requirements, and best practice risk management procedures and methods. All these factors create a robust base on which to sustainably grow our business in the years ahead.

The proposed dividend of €1.00 per share amounts to an increase of 71% on last year in line with the 67% increase in pre-tax operating profit.

I am grateful to all the staff of the Group for their efforts, without which these outstanding results could not have been achieved. In recognition of their contribution we propose a €40 million distribution of profit to the Group’s employees, a 50% increase on the previous year. This corresponds to 5.5% of the Group’s net profit for the year.

I am certain that all of us will work just as hard in 2006 to meet our commitments to our shareholders.

Athens, February 2006

Takis Arapoglou

Chairman and CEO

Chairman and CEO

(€ millions)	31.12.05	31.12.04	±%
Earnings per share	€2.08	€0.83	+151%
Net profit (after tax & minority interests)	727.4	364.4 (1)	+100%
Core profit	719.6	430.9	+67%
Operating expenses (1)	1 350.8	1 366.3	-1.1%
Pre-tax profits from SE Europe	85.2	50.9	+68%
Return on average equity	28.6%	12.3%	+1630	bps
Cost / income (1)	54.2%	65.7%	-1,150	bps

(1) adjusted. for the cost of the voluntary retirement programme

Group net profit after tax and minority interests grew to €727.4 million in 2005, up 100% vis-à-vis the 2004 results adjusted for the voluntary retirement programme. This performance is a landmark in the history of the Group, and has propelled the return on average equity for 2005 to a record 28.6%, sixteen percentage points higher than the previous year. This outstanding performance places the NBG Group at the forefront of Greek and European banks in terms of profitability.

These top-class results reflect dynamic growth across all sources of income as well as the Group’s ongoing restructuring efforts that have helped contain operating expenses.

(€ millions)	31.12.05	31.12.04	±%
Total core income	2 297	1 971	+16.5%
Net interest income	1 596	1 334	+19.6%
Net interest margin	3.16%	2.76%	+40	bps

All the Group’s income sources posted robust growth, pushing up core revenues by 17%, well beyond the target level set in the Business Plan 2005-2007.

The key lever behind core income growth is interest income. Group net interest income in 2005 topped €1.6 billion, up 19.6% y-o-y. The upward trend in interest income was particularly marked in Q4:2005, when it grew by no less than €430 million, or 5.6% q-o-q.

This development was due exclusively to the continued improvement in the Group’s asset mix and the robust growth posted by the loan book, particularly in retail lending in Greece and SE Europe, as competition generates a trend for further decline in margins across all forms of retail lending. The improved asset mix has led to a steady increase in net interest margin, up 40 basis points, to 3.16%, the highest level of recent years.

Commission income (€ millions)	31.12.05	31.12.04	±%
Retail loans	105.9	87.7	+20.8%
Corporate loans	76.1	65.6	+16.0%
Intermediation & deposits	137.3	142.3	-3.5%
Investment banking	66.5	50.2	+32.5%
Fund management	39.3	42.1	-6.8%
Total commission income	425.1	387.9	+9.6%

Net commission income grew by 9.6%, despite the adverse impact on intermediation commissions caused by the strike action in June.

Retail commissions in particular grew by 20.8%, reflecting the surge in retail lending. Likewise, investment banking commissions grew by 32.5%, reflecting strong capital market performance.

One of NBG’s key strategic goals is to strengthen its position in the mutual funds market, particularly high value-added funds. 2005 was a landmark year in this respect. NBG succeeded in totally rebalancing its funds under management, shifting the emphasis from money market funds to bond, balanced and equity funds. Over €3 billion was reinvested in high value-added mutual funds, thus enhancing the Group’s market share in these mutual fund categories by an impressive 10 percentage points, with the result that by the end of the year, the Group’s market share stood at 21.4%.

The positive impact of the restructuring of the Group’s mutual fund portfolio is evident in the Q4:2005 results, where respective commissions presented growth of 75% q-o-q.

The Group’s insurance business posted substantial growth of 13% in 2005 to over €100 million. This reflects restructuring in the Group’s insurance operations, principally at Ethniki Insurance, with more aggressive marketing of insurance products towards the large customer base of NBG through the latter’s extensive branch network. Effective exploitation of Group synergies and promotion of new products via the networks of both the Bank and Ethniki Insurance are expected to generate strong results in the years ahead.

Group loans (€ millions)	31.12.05	±y-o-y%
Retail	18 635	+26.0%
Corporate	11 979	+8.3%
Total	30 614	+18.4%
% Retail / Loans	60.9%	+366	bps
% net NPLs	1.08%	-5	bps

18% growth in loans, spearheaded by mortgages

At 31 December 2005, total Group lending stood at €30.6 billion, up 18.4% y-o-y. Retail loans are providing the driving force behind this growth. To illustrate, at 31 December, retail loans outstanding amounted to €18.6 billion, up 26% y-o-y, as a result of which retail loans now represent over 61% of the total loan book.

Mortgages posted spectacular growth of 31%, leading mortgages outstanding at the end of 2005 to over €11.8 billion, or 38.6% of total Group lending. Mortgage disbursements topped a record €3.5 billion in 2005, up 34% y-o-y. In the second half of the year, the Bank implemented a far-reaching sales programme aimed at tapping the surge in demand for housing loans. Thus, in 2005, NBG’s market share of new mortgages rose sharply to 26%. The sustained strong demand for mortgage packages in the first month of 2006 suggests that growth will continue in the year ahead.

At 31 December 2005, consumer loans outstanding stood at €3.2 billion, up 23.7%. The revolving credit facility product was a key component in this performance, as it posted annual growth of 35% and contributed decisively to commissions generated by consumer credit, which grew by 80% y-o-y. Moreover, credit cards outstanding grew by 6.3% to €1.5 billion.

This growth in credit card and consumer lending is especially encouraging in view of the credit discipline that the Group has been applying as a strategic policy in this loan segment. The level of discipline is reflected by the high level of rejections, ranging from 39% to 47%, depending on the type of loan.

Loans to small businesses with turnover below €2.5 million also posted satisfactory growth of around 20%, with loans outstanding totalling €2 billion at 31 December 2005. The Bank is also making strong progress in its efforts to broaden lending to medium-sized businesses

3

(with annual turnover of €2.5 to €50 million), as loans in this segment grew to over €3.2 billion, up 13%.

Non-performing loans declined to 4.7% of the aggregate loan book, compared with 5.3% at the end of 2004. After provisions for bad and doubtful debt, net non-performing loans today account for just 1.1% of the total loan book. The healthy growth in lending in recent years has been made possible by the application of state-of-the-art controls and credit risk management throughout the Group.

Sustained containment of operating costs

Operating expenses (€ millions)	31.12.05	31.12.04	±%
Staff costs(1)	861.9	860.7	+0.1%
Administrative expenses	374.3	380.4	-1.6%
Total operating expenses(1)	1 350.8	1 366.3	-1.1%
Cost / income(1)	54.2%	65.7%	1150	bps

(1) Adjusted for the cost of the voluntary retirement programm

Even while business across all its activities has posted robust growth, the Group’s restructuring programme and the resulting decline in operating costs are a key feature of its performance in 2005, marking it out from the rest of the Greek banking sector.

Operating expenses in 2005 declined by 1.1%. This reflects the continued reduction in administrative expenses by 1.6% and the containment of staff costs due to the voluntary retirement programme pursued in 2004, the impact of which was gradually offset by wage increases during the year. This substantial reduction in operating costs has been achieved during a period of intensive organic growth for the Group in Southeast Europe, where related expenses grew by around 13% in 2005.

The significant growth in income coupled with the containment of operating expenses led to a further improvement in the efficiency ratio, which stood at 54.2%, down 11.5 percentage points relative to 2004.

Rapid growth in SE Europe, with expanding market share and outstanding profitability

SE Europe (€ millions)	31.12.05	31.12.04	±%
Loans	2 058.5	1 302.3	+58.1%
Total income	233.0	185.6	+25.6%
Profit before tax	85.2	50.9	+67.6%

The NBG Group holds a commanding position in the banking market of Southeast Europe. Its total number of branches in the region rose by 47 in 2005 to 257. The total number of employees now stands at 4,425 while the number of customers is now over 2.5 million. National Bank believes in the growth prospects of the region and is therefore planning further expansion there. Indeed, the Bank intends to open a further 105 new branches during 2006.

Lending in Southeast Europe continued to grow at an impressive rate to over €2 billion at the end of the year, up 58%, with retail lending posting spectacular 90% growth.

The steady growth in lending, particularly retail, in Southeast Europe led to marked growth in interest income (up 40.7%) and commissions (up 22.9%) in 2005. Profit before tax in SE Europe soared to €85.2 million, accounting for 9% of total Group profitability.

A key role in the SE Europe story was played by the surge in business in Bulgaria and Romania via the local subsidiaries United Bulgarian Bank (UBB) and Banca Romaneasca (BR). UBB posted profit growth of 40%, expanding its loan book by 37% to over €1 billion,

4

comfortably outstripping average banking sector results in Bulgaria. Leveraging the strong position of UBB, National Bank recently announced the launch of life and general insurance companies in Bulgaria, in collaboration with Ethniki Insurance and the American International Group (AIG). BR posted a strong improvement in earnings, more than doubling its loan book and also improving its market share in retail and business lending.

Growing deposit base sustains liquidity at high levels

Deposits (€ billions)	31.12.05	31.12.04	±%
Savings & sight	32.0	29.3	+9.1%
Total deposits	43.4	39.3	+10.3%
Liquidity ratio	70.6%	65.8%

Savings and sight deposits grew by 9.1% in 2005 to over €32 billion. This development is particularly encouraging in view of the significance of these types of deposit within an environment of rising interest rates. National Bank’s large market share of these deposits gives it a strong competitive advantage since this enables it to inject finance into its growth trajectory and invest in the Group in Greece and the wider region.

Time deposits posted very substantial growth of over 40% in 2005, chiefly due to the reduction in desirability of other similar placements such as repos and money market mutual funds. Overall, Group deposits grew by 10% to over €43 billion.

Despite the substantial increase in lending, the rapid growth in deposits during 2005 meant that the liquidity (i.e. loans-to-deposits) ratio remained low, at 70%.

Strengthening the capital base

Capital adequacy ratios	31.12.05	1.1.05
Core Tier-I CAD ratio	8.9%	8.0%
Total Tier-I CAD ratio	12.3%	11.0%
Total CAD ratio	15.2%	13.5%

The Group’s capital base strengthened yet further in 2005. The total capital adequacy ratio topped 15.2% at the end of the year, while the Group’s core Tier-I capital adequacy ratio stood at 12.3%. The capital base should be further strengthened with the finalisation of the sale of Atlantic Bank of New York and National Bank of Greece (Canada) in early 2006.

The strengthening of the Group’s capital base from internal capital generation and the restructuring of its geographical presence gives the Group a competitive edge for growth in both Greece and Southeast Europe.

71% dividend growth

Given these positive results, NBG’s management will propose to the AGM a dividend of €1 per share, compared with a dividend (adjusted) of €0.58 per share for 2004. Based on the closing price of the share in 2005, this dividend represents a yield of around 2.8%.

Distribution of profit to staff up by 50%, i.e. 12% of net pay

In recognition of the key role played by the staff of NBG in achieving these results and wishing to reward performance, NBG’s management will propose to the AGM a distribution of profit to Bank staff amounting to €32 million. This represents an increase of 50% compared with the €21.5 million finally distributed in 2004, and corresponds to 12.3% of total annual net pay to Bank staff (compared with 8.1% in 2004).

5

Subject to this proposal’s approval by the AGM, management will recommend that 70% of this amount be distributed on a priority basis to the staff of the NBG network and product units. The remaining 30% will be distributed to the Group’s administrative and back-office units. The amount distributed to each employee will not be less than half net monthly pay.

A further amount of €8 million will be distributed by the Group’s subsidiary companies in Greece and abroad to their staff, thereby raising total distribution of profits to Group staff to €40 million, or 5.5% of Group net profit.

Last, the Bank’s management will activate the Stock Options Programme for the staff of the Bank and its subsidiaries in line with the AGM’s approval of the previous year. The Programme allows management to distribute up to two million shares to Group officers and staff on a strictly meritocratic basis. The Programme aims at establishing a long-term link between officers’ pay and the Group’s performance and delivery of value to our shareholders. For this reason the exercise of the stock option rights will for the most part be set for future financial years, i.e. 2007 onwards

6

Group income statement

€ millions	31.12.05	31.12.04	±%	4Q.05	3Q.05	±%
Net interest income	1 595.8	1 333.8	19.6%	430.4	407.6	5.6%
Net commission income	425.1	387.9	9.6%	119.6	106.3	12.5%
Net premiums from insurance contracts	100.4	89.1	12.7%	26.2	28.7	-8.9%
Income from dividends	13.8	17.2	-19.8%	4.0	1.5	158.0%
Income from private equity	64.3	12.4	418.8%	40.0	8.8	353.4%
Other income	97.4	130.7	-25.5%	23.8	36.7	-35.1%
Operating income	2 296.6	1 971.0	16.5%	643.9	589.8	9.2%
Earnings from financial transactions	195.2	107.6	81.4%	54.7	79.8	-31.5%
Total income	2 491.8	2 078.7	19.9%	698.6	669.5	4.3%
Staff costs	(861.9)	(860.7)	0.1%	(250.4)	(211.3)	18.5%
Administrative expenses	(374.3)	(380.4)	-1.6%	(115.1)	(90.3)	27.4%
Depreciation	(114.6)	(125.2)	-8.5%	(29.1)	(28.2)	3.4%
Total operating expenses	(1 350.8)	(1 366.3)	-1.1%	(394.6)	(329.8)	19.6%
Impairment losses on loans & advances	(226.3)	(173.8)	30.2%	(64.6)	(61.9)	4.4%
Operating profit	719.6	430.9	67.0%	184.6	198.0	-6.8%
Share of profit of associates	43.7	25.2	73.7%	22.5	9.8	129.5%
Cost of voluntary retirement programme	(15.4)	(135.3)		(15.4)
Profit before tax & minority interests	943.1	428.4	120.1%	246.5	287.7	-14.3%
Tax	(221.2)	(165.4)	33.7%	(65.5)	(78.7)	-16.8%
Net profit of subsidiaries for sale	29.0	29.4	-1.1%	5.7	8.1	-29.5%
Minority interests	(23.6)	(12.8)	84.7%	8.7	(15.2)	-157.6%
Net profit	727.3	279.6	160.2%	195.4	201.9	-3.2%

Consolidated Balance Sheet

€ millions

	31.12.05	31.12.04	±%
ASSETS
Cash and balances with central banks	2 431.3	1 145.0	112.3%
Due from banks (net)	4 085.2	8 587.4	-52.4%
Loans and advances to customers (net)	29 528.2	26 052.8	13.3%
Financial assets	16 987.2	14 148.9	20.1%
Property, equipment and intangible assets	2 078.1	2 156.1	-3.6%
Other assets	2 584.4	2 397.2	7.8%
Assets classified as held for sale	2 732.2	—	—
Total Assets	60 426.6	54 487.4	10.9%

Liabilities
Due to customers	43 350.1	40 865.2	6.1%
Due to banks	5 363.5	6 413.7	-16.4%
Other borrowed funds	957.0	748.6	27.8%
Other liabilities	4 180.3	2 969.6	40.8%
Liabilities classified as held for sale	2 259.2	—	—
Total liabilities	56 110.2	50 997.2	10.0%
Minority interest and Hybrid	1 192.6	1 134.4	5.1%
Shareholdrers’ Equity	3 123.8	2 355.7	32.6%
Total Equity and Liabilities	60 426.6	54 487.4	10.9%

7

Group loans

€ millions	31.12.05	31.12.04 *	±%
Mortgages	11 820	9 028	30.9%
Consumer	3 238	2 619	23.7%
Credit cards	1 536	1 445	6.3%
Small businesses	2 041	1 695	20.4%
Retail	18 635	14 787	26.0%
Corporate	11 979	11 059	8.3%
Total loans & advances to customers	30 614	25 846	18.4%
Less: Allowance for impairment on loans & advances to customers	1 086	1 060	2.4%
Loans & advances to customers (net)	29 528	24 786	19.1%

* excluding discontinued operations

Group deposits

(€ millions)	31.12.05	31.12.04 *	±%
Savings	25 916	24 565	5.5%
Sight	6 108	4 780	27.8%
Core deposits	32 024	29 345	9.1%
Time	10 704	7 539	42.0%
Total deposits	42 729	36 884	15.9%
Repos	247	2 162	-88.6%
Other due to customers	374	253	47.8%
Total due to customers	43 350	39 298	10.3%

* excluding discontinued operations

8

NATIONAL BANK OF GREECE S.A.

Consolidated Financial Statements

31 December 2005

In accordance with

International Financial Reporting Standards

February 2006

Table of Contents

Note
Auditor’s Report
Consolidated income statement
Consolidated balance sheet
Consolidated statement of changes in equity
Consolidated cash flow statement
Notes to the consolidated financial statements:
1	General information
2	Summary of significant accounting policies:
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
2.3 Group Accounts
2.4 Foreign Currency translation
2.5 Regular way purchases and sales
2.6 Derivative financial instruments
2.7 Offsetting
2.8 Interest income and expense
2.9 Fee and commission income
2.10 Financial assets at fair value though P&L
2.11 Sale & repurchase agreements
2.12 Securities borrowing and lending
2.13 Investment securities
2.14 Loans & receivables
2.15 Impairment losses on loans & advances
2.16 Property & equipment
2.17 Investment property
2.18 Goodwill & other intangible assets
2.19 Insurance operations
2.20 Leases
2.21 Cash & cash equivalents
2.22 Provisions
2.23 Employee benefits
2.24 Income taxes
2.25 Borrowings
2.26 Share capital & treasury shares
2.27 Segment reporting
2.28 Assets and liabilities held for sale and discontinued operations
2.29 Related party transactions
2.30 Fiduciary and trust activities
2.31 Earnings per share
3	Critical accounting policies, estimates & judgments
4	Financial risk management
4.1 Credit risk
4.2 Market risk
4.3 Interest rate risk
4.4 Liquidity risk
4.5 Foreign exchange risk
4.6 Fair values of financial assets & liabilities
4.7 Capital adequacy & Credit ratings
5	Segment reporting
6	Net interest income
7	Net fee & commission income
8	Net premia from insurance contracts
9	Dividend income
10	Net trading income
11	Other operating income
12	Personnel expenses
13	Retirement benefit obligations
14	General & administrative expenses
15	Depreciation, amortisation and impairment charges
16	Other operating expenses
17	Impairment losses on loans and advances
18	Tax expense
19	Earnings per share
20	Cash & balances with central banks
21	Treasury bills & other eligible bills
22	Due from banks (net)
23	Financial assets at fair value through P&L
24	Derivative financial instruments
25	Loans & advances to customers (net)
26	Investment securities
27	Investment property
28	Investments in associates
29	Goodwill & other intangible assets
30	Property & equipment
31	Deferred tax assets & liabilities
32	Insurance related assets & receivables
33	Other assets
34	Assets and liabilities held for sale and discontinued operations
35	Due to banks
36	Due to customers
37	Debt securities in issue
38	Other borrowed funds
39	Insurance related reserves & liabilities
40	Other liabilities
41	Contingent liabilities & commitments
42	Share capital, share premium & treasury shares
43	Reserves & retained earnings
44	Minority interest
45	Undated Tier I perpetual securities
46	Dividends per share
47	Cash & cash equivalents
48	Related party transactions
49	Acquisitions, disposals & other capital transactions
50	Group consolidated companies
51	Post balance sheet events
52	Effects from transition to IFRS
53	Reclassifications

Auditor’s Report

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

We have audited the accompanying consolidated balance sheet of “National Bank of Greece S.A.” (the “Bank’) and its subsidiaries (the “Group”) as of 31 December 2005 and the related consolidated statements of income, changes in shareholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Greek Auditing Standards, which are based on the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall consolidated financial statement presentation as well as assessing the consistency of the Board of Director’s report with the aforementioned financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements give a true and fair view of the financial position of the Group, as of 31 December 2005, and of the results of its operations, its changes in shareholders equity and the cash flows for the year then ended in accordance with the International Financial Reporting Standards that have been adopted by the European Union and the Board of Director’s Report is consistent with the aforementioned financial statements.

Without qualifying our opinion, we draw attention to Note 51-1 of the consolidated financial statements which describes the basis of accounting for the merger of the Bank with National Real Estate Company.

Athens, 28 February 2006

Certified Public Accountant – Auditor

Nicolaos C. Sofianos

RN SOEL 12231

Hadjipavlou Sofianos &

Cambanis S.A.

Assurance & Advisory Services

RN SOEL E120

250 - 254 Kifissias Ave.

GR - 152 31 Halandri

Athens

Consolidated Income Statement

		Year ended
€ 000’s	Note	31.12.2005	31.12.2004
Continuing Operations
Interest and similar income		2.426.266	2.089.533
Interest expense and similar charges		(830.506)	(755.737)
Net interest income	6	1.595.760	1.333.796

Fee and commission income		455.810	414.380
Fee and commission expense		(30.759)	(26.525)
Net fee and commission income	7	425.051	387.855

Earned premia net of reinsurance		551.990	560.939
Net claims incurred		(451.609)	(471.847)
Net premia from insurance contracts	8	100.381	89.092

Dividend income	9	13.760	17.150
Net trading income	10	67.522	106.750
Net result from investment securities	26	127.679	880
Other operating income	11	161.693	143.129
Total operating income		2.491.846	2.078.652

Personnel expenses	12&13	(877.307)	(995.972)
General & administrative expenses	14	(334.532)	(329.965)
Depreciation, amortisation and impairment charges	15	(114.551)	(125.161)
Other operating expenses	16	(39.808)	(50.468)
Total operating expenses		(1.366.198)	(1.501.566)

Impairment losses on loans and advances	17	(226.259)	(173.843)
Share of profit of associates	28	43.700	25.154
Profit before tax		943.089	428.397

Tax expense	18	(221.157)	(165.400)
Profit for the period from continuing operations		721.932	262.997

Discontinued operations
Profit for the period from discontinued operations	34	29.020	29.351
Profit for the period		750.952	292.348

Attributable to:
Minority interests	44	23.590	12.771
NBG equity shareholders		727.362	279.577

Earnings per share- Basic & Diluted from continuing & discontinued operations	19	€2,08	€0,83
Earnings per share- Basic & Diluted from continuing operations	19	€1,99	€0,74

Athens, 28 February 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER	ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 77 form an integral part of these consolidated financial statements

Consolidated Balance Sheet

€ 000’s	Note	31.12.2005	31.12.2004

ASSETS
Cash and balances with central banks	20	2.431.287	1.145.042
Treasury bills and other eligible bills	21	177.023	150.400
Due from banks (net)	22	4.085.204	8.587.378
Financial assets at fair value through P&L	23	13.667.471	11.615.536
Derivative financial instruments	24	309.030	—
Loans and advances to customers (net)	25	29.528.178	26.052.758
Investment securities	26	2.833.661	2.382.941
Investment property	27	126.506	123.742
Investments in associates	28	249.152	219.671
Goodwill & other intangible assets	29	65.911	72.763
Property & equipment	30	1.885.713	1.959.636
Deferred tax assets	31	217.417	75.022
Insurance related assets and receivables	32	637.916	492.904
Other assets	33	1.479.888	1.609.584
Assets classified as held for sale	34	2.732.203	—
Total assets		60.426.560	54.487.377

LIABILITIES
Due to banks	35	5.060.850	6.413.741
Derivative financial instruments	24	302.698	—
Due to customers	36	43.350.120	40.865.176
Debt securities in issue	37	175.297	63.448
Other borrowed funds	38	956.988	748.642
Insurance related reserves and liabilities	39	1.734.249	1.326.697
Deferred tax liabilities	31	102.359	10.917
Retirement benefit obligations	13	207.725	225.331
Other liabilities	40	1.960.701	1.343.252
Liabilities classified as held for sale	34	2.259.165	—
Total liabilities		56.110.152	50.997.204

SHAREHOLDERS’ EQUITY
Share capital	42	1.696.347	1.492.090
Share premium account	42	—	32.393
Less: treasury shares	42	(22.680)	(210.128)
Reserves and retained earnings	43	1.450.163	1.041.348
Equity attributable to NBG shareholders		3.123.830	2.355.703

Minority Interest	44	109.997	302.321
Undated tier I perpetual securities	45	1.082.581	832.149
Total shareholders’ equity		4.316.408	3.490.173

Total equity and liabilities		60.426.560	54.487.377

Athens, 28 February 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER	ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 77 form an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the parent company					Minority Interest & undated
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	tier I perpetual securities	Total
Balance at 1 January 2004	1.147.761	32.393	(348.790)	1.324.023	2.155.387	692.579	2.847.966
Currency translation differences	—	—	—	(6.699)	(6.699)	—	(6.699)
Profit/(loss) recognised directly in equity	—	—	—	(6.699)	(6.699)	—	(6.699)
Net Profit/(loss) for the period	—	—	—	279.577	279.577	12.771	292.348
Total				272.878	272.878	12.771	285.649
Issue of share capital	344.329	—	—	(344.329)	—	—	—
Dividends to ordinary shareholders	—	—	—	(160.522)	(160.522)	(10.173)	(170.695)
Issue of preferred securities	—	—	—	(292)	(292)	482.149	481.857
Dividends to preferred securities	—	—	—	(13.620)	(13.620)	—	(13.620)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	(873)	(873)	(31.012)	(31.885)
Purchases/ disposals of treasury shares & preferred securities	—	—	138.662	(35.917)	102.745	(11.844)	90.901
Balance at 31 December 2004	1.492.090	32.393	(210.128)	1.041.348	2.355.703	1.134.470	3.490.173
Adoption of IAS 39 & IFRS 4	—	—	—	(110.761)	(110.761)	(31.739)	(142.500)
At 1 January 2005 restated	1.492.090	32.393	(210.128)	930.587	2.244.942	1.102.731	3.347.673
Movement in the available for sale securities reserve, net of tax	—	—	—	(81.930)	(81.930)	(3.435)	(85.365)
Currency translation differences	—	—	—	(1.323)	(1.323)	20.576	19.253
Profit/(loss) recognised directly in equity	—	—	—	(83.253)	(83.253)	17.141	(66.112)
Net Profit/(loss) for the period	—	—	—	727.362	727.362	23.590	750.952
Total	—	—	—	644.109	644.109	40.731	684.840
Merger through absorption of subsidiaries	204.257	(32.393)	—	37.428	209.292	(209.292)	—
Issue of preferred securities	—	—	—	(3.423)	(3.423)	230.000	226.577
Dividends to preferred securities	—	—	—	(45.999)	(45.999)	—	(45.999)
Share capital issue costs	—	—	—	(1.065)	(1.065)	(312)	(1.377)
Dividends to ordinary shareholders	—	—	—	(193.230)	(193.230)	—	(193.230)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	(6.650)	(6.650)	28.695	22.045
Purchases/ disposals of treasury shares & preferred securities	—	—	187.448	88.406	275.854	25	275.879
Balance at 31 December 2005	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408

Detailed analysis of the changes in equity is presented in notes 42 to 45 of these financial statements

The notes on pages 8 to 77 form an integral part of these consolidated financial statements

Consolidated Cash Flow Statement

		Year ended
€ 000’s	Note	31.12.2005	31.12.2004
Cash flows from operating activities
Profit for the period from continuing operations		721.932	262.997
Adjustments for:
Non-cash items included in profit and other adjustments:		172.620	228.942
Depreciation, amortisation & impairment on fixed assets & invest property		114.550	125.161
Impairment losses on investments		664	346
Credit loss expense / (recovery)		226.259	173.843
Equity income of associates		(43.700)	(25.154)
Deferred tax expense / (benefit)		32.802	(671)
Dividend income from investment securities		(6.136)	(5.968)
Net (profit) / loss on sale of fixed assets & investment property		(23.476)	(37.389)
Net (income) / expense on investment securities		(128.343)	(1.226)

Net (increase) / decrease in operating assets:		(4.274.620)	(1.467.278)
Net due from / to banks		616.377	(3.856.775)
Financial assets at fair value through P&L		(3.786.769)	4.825.680
Net proceeds / (purchase) of treasury bills and other eligible bills		1.443	(46.370)
Net derivative financial instruments		(102.103)	—
Net loans and advances to customers / due to customers		(1.031.162)	(2.441.082)
Other assets		27.594	51.269

Net increase / (decrease) in operating liabilities:		627.830	241.015
Other deposits		121.079	73.193
Income taxes paid		(154.595)	(170.284)
Other liabilities		661.346	338.106
Net cash flow from / (used in) operating activities from continuing operations		(2.752.238)	(734.324)
Net cash flow from / (used in) operating activities from discontinued operations		(348.793)	(144.519)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(12.470)	(50.585)
Acquisitions / disposals of associates, net of cash		806	(409)
Dividends received from investment securities & associates		16.051	16.321
Net proceeds / (purchases) of fixed assets		(71.521)	(123.918)
Net proceeds / (purchases) of investment property		895	20.106
Net proceeds / (purchases) of investment securities - available for sale		483.149	(237.238)
Proceeds from redemption of investment securities - held to maturity		(20.867)	—
Net cash from / (used in) investing activities from continuing operations		396.043	(375.723)
Net cash from / (used in) investing activities from discontinued operations		129.993	52.685

Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		301.468	(3.853)
Issuance of undated tier I perpetual securities		230.000	482.149
Net sales /(purchases) of treasury shares		275.856	102.745
Minority interest		28.408	(53.029)
Dividends paid		(193.230)	(160.522)
Net cash from / (used in) financing activities from continuing operations		642.502	367.490
Net cash from / (used in) financing activities from discontinued operations		—	—

Effect of foreign exchange rate changes on cash and cash equivalents		129.581	(116.487)
Net increase/(decrease) in cash and cash equivalents		(1.802.912)	(950.878)
Cash and cash equivalents at beginning of period	47	4.930.173	5.881.051
Less: cash & cash equivalents at period end from discontinued operations		(62.515)	—
Cash and cash equivalents at end of period	47	3.064.746	4.930.173

The notes on pages 8 to 77 form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 164 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and North America (discontinued).

The Board of Directors, following the Bank’s Annual General Meeting held on 17 May 2005, consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Independent Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

These consolidated financial statements have been approved for issue by the Bank’s Board of Directors on 28 February 2006 and are subject to the approval of the Annual General Meeting of the Bank’s shareholders, which will be held on 12 April 2006.

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements of the Group (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), after taking into consideration the provisions of IFRS 1 regarding first time adoption and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Group has applied IFRS in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31 December 2005 in its financial reporting with effect from 1 January 2004 with the exception of the standards relating to financial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Group has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

The impact of the transition to IFRS on the financial position and the comparatives as previously reported under Greek generally accepted accounting principles (“Greek GAAP”) is summarised in Note 52.

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Group’s accounting periods beginning on or after 1 January 2005:

• IFRIC 2, “Members’ Shares in Co-operative Entities and Similar Instruments” (effective from 1 January 2005); This interpretation is not relevant to the Group.

• SIC 12 (Amendment), “Consolidation – Special Purpose Entities” (effective from 1 January 2005);

• IAS 39 (Amendment), “Transition and Initial Recognition of Financial Assets and Financial Liabilities” (effective from 1 January 2005).

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted (unless otherwise stated), as follows:

• IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Group will apply this amendment from annual periods beginning 1 January 2006.

• IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment will not have a significant impact on the Group’s financial position, as the Group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 December 2005 and 2004.

• IAS 39 (Amendment), “The Fair Value Option” (effective from 1 January 2006).  This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group has decided to apply this amendment for the annual period beginning 1 January 2005 (early adoption).

• IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and believes that it will not have a significant impact on the Group’s financial position.

• IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

• IFRIC 4, “Determining whether an Arrangement contains a Lease” (effective from 1 January 2006).  IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and concluded that this amendment will have a limited impact to the format and extent of disclosures presented in the accounts on the Group’s operations.

2.3 Group accounts

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree. The Group has incorporated into its income statement the results of operations of the acquiree and has also recognised in the balance sheet the assets and assumed the liabilities and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition. Acquisitions are accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition. For the allocation of the cost of acquisition, all recognised assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and liabilities recognised in accordance with IFRS 3. The Group has elected to use the exemption of paragraph 15 of IFRS 1 and did not restate past business combinations that occurred prior to the transition date.

The consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Business combinations achieved in stages: When the Group obtains control over a subsidiary in successive share purchases i.e. “step acquisition”, each significant transaction is accounted for separately and the identifiable assets, liabilities and contingent liabilities acquired are stated at their fair value at the acquisition date which is the date when the control is obtained.

As with an acquisition achieved in a single transaction, minority interest is measured at the minority’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities. Any share of the identifiable assets, liabilities and contingent liabilities acquired in previous transactions is revalued. The revaluation is calculated as the difference between the fair value of assets in excess of book values by the share portion previously acquired. This adjustment is recorded directly in equity and does not constitute a change in accounting policy.

Further acquisition after control is obtained: Changes in the parent’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions between equity holders in their capacity as equity holders. No gain or loss is recognised in income statement on such changes. The carrying amount of the non-controlling interest is adjusted to reflect the change in the parent’s interest in the subsidiary’s net assets. Any difference between the amount by which the non-controlling interest is so adjusted and the fair value of the consideration paid or received, if any, is recognised directly in equity and attributed to equity holders of the parent. (Ref: par 30A Exposure Draft of Proposed Amendments to IAS 27 Consolidated and Separate Financial Statements). Legal mergers which involve transactions between entities under common control are accounted for using the above method. As effective date of such transactions is considered the transformation balance sheet date.

Subsidiary undertakings: Subsidiary undertakings, which are those companies in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associated undertakings: Investments in associates are accounted for by applying the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control. Impairment charges are recognised for other than temporary declines in value.

Under the equity method of accounting, the investment is initially recorded at cost, and is increased or decreased by the proportionate share of the affiliate’s profits or losses after the date of acquisition. Goodwill arising on the acquisition of an associate is included in the cost of the investment (net of any accumulated impairment loss). Dividends received from the associate during the year reduce the carrying value of the investments. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains and losses on transactions between the Group and its associated undertakings are eliminated to the extent of the Group’s interest in the associated undertaking. Where necessary, the accounting policies used by the associate have been changed to ensure consistency with the policies adopted by the Group.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders’ equity. When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Group uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognised at “trade date”.

2.6 Derivative financial instruments and hedging (Applicable for the Group from 1 January 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Group and in liabilities when unfavourable to the Group. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

• at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

• the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

• the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.7 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.8 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.9 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.10 Financial assets at fair value through profit and loss (Applicable for the Group from 1 January 2005)

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a) Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognised at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

b) At fair value through profit or loss

Upon initial recognition the Group may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

2.11 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.12 Securities borrowing and lending (Applicable for the Group from 1 January 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.13 Investment Securities (Applicable for the Group from 1 January 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales, which do not fall within market convention are recognised as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognised valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.14 Loans and receivables (Applicable for the Group from 1 January 2005)

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Group are recognised when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognised on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

2.15 Impairment losses on loans and advances (Applicable for the Group from 1 January 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.16 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.17 Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.18 Goodwill and other intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Notwithstanding the above, the Group has elected to use the exemption of paragraph 15 of IFRS 1 in respect of past business combinations, which means that any goodwill recognised under previous GAAP as a reduction from equity, has not been recognised in its opening IFRS balance sheet, rather is accounted for as an adjustment to retained earnings. Furthermore, the Group shall not transfer goodwill to the income statement if in a future date disposes of the subsidiary (or associate) or if the investment in the subsidiary (or associate) to which that goodwill relates, becomes impaired. Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill. Once it has been established that negative goodwill exists, the Group a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 5 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.19 Insurance Operations

As of 1 January 2005, the Group allocates its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounts for its insurance contracts in accordance with Greek accounting principles. Accordingly, overseas insurance liabilities are measured in accordance with the accounting and legal requirements in the countries concerned and as permitted by IFRS 4.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), which meets the minimum requirements set forth in IFRS 4, at the end of each reporting period. Additional liabilities resulting from the LAT increase the carrying amount of insurance liabilities as determined in accordance with local laws and regulations and are charged off to the income statement.  As at 1 January, additional liabilities resulting from the first application of the LAT were charged off to equity.

2.20 Leases

a. A Group company is the lessee

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

b. A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.21 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

2.22 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.23 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.23.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan. The Group on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognised all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.23.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are also classified as either defined contribution or defined benefit plans. Obligations under other defined benefit post-retirement plans are valued annually by independent qualified actuaries.

2.24 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from insurance reserves, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.25 Borrowings

Borrowings are initially recognised at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.26 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank and its subsidiaries.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.27 Segment reporting

The Group is organised on a worldwide basis into six business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.28 Assets and liabilities held for sale and discontinued operations

Assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS’s. Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation.  The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

The Group adopted IFRS 5 from 1 January 2005 prospectively in accordance with the standard’s provisions.

2.29 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.30 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognised in the financial statements. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.31 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3: Critical accounting policies, estimates & judgments

3.1 Critical accounting policies and estimates

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Group’s Consolidated Financial Statements and accompanying notes. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated Financial Statements are appropriate given the factual circumstances as of 31 December 2005.

Various elements of the Group’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the Group has identified eight accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of the financial statements to those judgments, estimates and assumptions, are critical to an understanding of the financial statements.

Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model.  Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate our models.  A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

Fair value option

We adopted revised IAS 32 and revised IAS 39 at 1 January 2005. We have applied the exception provided in IFRS 1 not to restate the comparative prior year.  Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. We apply the fair value option primarily to debt instruments in order to present more relevant information by eliminating or significantly reducing measurement inconsistency (an “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on a different basis.

Recognition of deferred Day 1 Profit and Loss

We have entered into transactions, some of which will mature after more than ten years, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, we do not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Our decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement.  In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, we measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

Goodwill and Equity method investments

The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, the Group makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Group compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Group believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.

Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece.  As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events. Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Useful lives of depreciable assets

The Group’s management determines the estimated useful lives and related depreciation charges for its property and other equipment.  The Group’s estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

3.2 Critical accounting judgments

Held to maturity investments

The Group follows the IAS 39 guidance on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity.  This classification is based on the Group’s evaluation of its intention and ability to hold such investments to maturity.

Impairment of available-for-sale financial assets

The Group follows the guidance of IAS 39 on determining when an investment is other than temporarily impaired.  This determination requires judgment and the Group evaluates the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTE 4: Financial risk management

4.1 Credit risk

The credit risk process is conducted separately by the Bank and each of its subsidiaries. The Group has implemented systematic controls and monitoring of credit risk and market risk and has formed a Risk Management Council to establish consistent risk management policies throughout the Group.  Each of the credit risk procedures established by the subsidiaries is coordinated by the Group Risk Management Division.

The Bank. The credit risk process for the Bank is managed centrally by the Group Risk Management Division, which works closely with centralised underwriting units responsible for particular type of loans. Under the Bank’s facility risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favourable terms, while loans to high-risk borrowers generally require third party guarantees and additional collateral. The bank also uses a number of obligor rating systems, assigning a borrower rating to each counterparty, whether large, medium corporate or small business.  This rating is based primarily upon quantitative criteria (mostly liquidity, profitability, capital structure and debt service ratios) as well as qualitative factors such as management quality, reputation with customers and employees and company standing.  In addition, all Bank’s rating systems consider the borrower’s industry risk and its relative position within its peer group.

The Bank’s credit exposure to each borrower is subject to a detailed risk review at least annually, or semi-annually in case of high-risk borrowers, with all outstanding facilities being reviewed. Interim reviews are also undertaken throughout the year and on an ongoing basis, following a late payment, if there are issues which may affect the course of business of the borrower, or changes relevant to the borrower’s creditworthiness. In case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer and are monitored by the Group’s Risk Management Unit. Credit reviews include consideration of the customer’s historical and projected business performance, balance sheet strength and cash flow generation capability, together with relevant industry trends. These matters are considered in relation to the size, structure and maturity of the Bank’s exposure to its client, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, the Bank may increase its collateral level, reset the interest rate at a higher level or decrease its facility line. In addition, credit officers responsible for the customer will intensify the monitoring of other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility is restructured or future lending and renewals of existing lines are rejected. With respect to the facility risk rating categorization, a coefficient Expected Loss analysis is applied to all commercial and corporate loans and its results are taken into consideration during the formulation of the Bank’s provisioning policy.

Trends in the loan portfolio, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans, whose principal and interest payments are in arrears for up to three months, and have not yet been classified as non-performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralised under the Mortgage Credit Division. Centralised underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount.

Maximum loan amount usually does not exceed the 75% of the market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant’s credit profile, type of ownership, location of the asset, type of the financed property etc.

For Personal Loans and Credit cards, the credit approval process is carried out through the use of bespoke credit scorecards.  Risk monitoring, among other analyses, includes vintages by period of disbursement, issuing channel, and product type for various bad definitions, thus continuously insuring sufficient calculation of the probability of default.

The credit granting processes and procedures are centralised. The rational behind this organizational structure is three-fold:

•                  To ensure correct application of credit policy

•                  To effectively channel the applications through the business pipeline, thus speeding up the decision making process, while ensuring accuracy and consistency

•                  To effectively monitor the client information input process

Furthermore, through the development of models which estimate Probability of Default (PD) and Loss Given Default (LGD) on a portfolio basis, Risk Management is able to calculate, evaluate and monitor expected, and unexpected losses for all portfolio asset classes and segments.

The recently established Retail Banking Collection Division carries the responsibility of monitoring and collecting past due amounts of the entire retail portfolio. The Division’s objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

The Bank’s subsidiaries

United Bulgarian Bank(UBB). Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB’s Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to small to medium sized enterprises (SMEs) are also reviewed on a monthly basis. All loans are reclassified monthly according to a risk assessment based on a four-point risk-rating system. In addition, UBB’s auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB’s Credit Portfolio Review Committee. At least once a year, UBB’s executive management presents a full report on the quality of UBB’s loan portfolio to its Board of Directors.

Stopanska Banka. Stopanska applies a five-point risk rating system for classifying loans. Loans are rated from A to E, with E being the riskiest (i.e. non performing). Loans are classified depending mainly on the length of time they have been in arrears. Loans in class A have been in arrears for less than 30 days, while those in class E have been in arrears for over 365 days.

NBG Cyprus. NBG Cyprus has adopted the Bank’s risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus’ Executive Credit Committee on the quality of the bank’s credit portfolio.

Banca Romaneasca. Banca Romaneasca applies a five-point credit rating system. The credit category assigned to a loan is determined by three factors: risk rating, debt service and initiation of legal proceedings and is re-assessed on a monthly basis. A debtor’s financial performance and risk rating are measured by a combination of quantitative and qualitative criteria, such as the debtor’s quantitative financial performance as well as his general background. Banca Romaneasca evaluates these factors and, after receiving the client’s annual and semi-annual financial statements, re-assesses risk rating twice a year (in April and August). The initiation of legal proceedings results in automatically classifying the loan in the lowest credit category regardless its risk rating and debt service factors.

The South African Bank of Athens (SABA). SABA focuses on working capital facilities and asset based finance for small-to-medium sized enterprises and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period SABA analyses the client’s entire business and looks for opportunities to add value by either providing business advice or restructuring/ increasing facilities.

Geographical concentration of the Group’s loan portfolio and credit commitments is summarised in the following table.

Geographical concentration of loan portfolio (net) and credit commitments

	Loan portfolio				Credit commitments
	31.12.2005		31.12.2004		31.12.2005		31.12.2004

Greece	25.537.683	87%	21.361.590	82%	13.338.814	94%	10.715.206	85%
SE Europe	2.681.630	9%	2.133.505	8%	482.805	5%	449.295	8%
West European Countries	1.246.687	4%	1.211.499	5%	150.159	1%	213.355	3%
United States and Canada*	—	—	1.270.479	5%	—	—	165.449	3%
South Africa	62.178	0%	75.685	0%	14.417	0%	46.477	1%
Total	29.528.178		26.052.758		13.986.195		11.589.782	1%

(*) Discontinued operations

4.2 Market Risk

The Bank takes on exposure to market risk. Market risk is the risk of loss attributed to adverse changes in the liquidity and market value of the Bank’s portfolio due to general and specific market movements, the most significant of which are: interest rates, foreign exchange rates and equity prices.

Market risk is primarily incurred through the Bank’s trading portfolio, which mainly composes the respective portfolio of the Group.

Since 2003, the Bank applies the “Value at Risk-(VaR)” model to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Bank currently implements the VaR model, assuming a one-day holding period and utilizing a confidence level of 99% taking into account the sum of all trading and available for sale (AFS) positions in all currencies. In addition, the Bank aiming to accelerate the process of the determination and the maximum utilisation of its results adopted within 2005 and applied the most advanced methodology of ‘Algorithmics’ company for measuring market risk variables. It should be noted that Bank of Greece has also certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to individual market risk variables such as interest rate risk, foreign exchange risk and equity risk but also to the overall market risk and concern both, the trading and investment portfolio of the Bank. For 2005, the VaR estimate for the Bank’s trading portfolio, moved between €2 million and €7,8 million with an average estimate of €4,7 million.

The Bank in order to ensure the quality and reliability of the VaR estimates conducts a back-testing program for both the trading and the investment portfolio. “Back-testing” compares the one-day VaR calculated on positions at the close of each business day (theoretical gains / losses), with the actual gains / losses arising on those positions on the next business day. It is noted that in a total of 251 working days of 2005, there were only 3 cases representing 1,20% where the actual change in the value of the portfolios exceeded the VaR estimates.

Supplementary to the VaR model, the Bank on a monthly basis applies standard stress scenarios aiming to approximate the gains or losses of both, the trading and investment portfolio, in cases of severe movements of market risk variables, such as interest and foreign exchange rates and crises in equity, corporate and emerging markets.

4.3 Interest Rate Risk

For 2005, interest rate risk remained the most significant risk to which the Bank was exposed, due to the worldwide fluctuations of interest rates. The principal source of interest rate risk exposure arises from the Bank’s bond portfolio, which mainly consists of Greek government bonds, for which the Bank is the principal market maker, in both the primary and the secondary markets. Its relatively large inventory facilitates its market-making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds.

As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterised by moderate moves resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates.

The Bank is also active in the interbank deposit market.

Interest sensitivity of Group’s assets and liabilities is summarised as follows:

 At 31 December 2005

	ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
	Cash and balances with central banks	1.544.004	5.405	10.816	—	5.474	865.588	2.431.287
	Treasury bills and other eligible bills	46.344	7.232	79.858	40.072	3.517	—	177.023
	Due from banks	1.473.378	994.755	1.332.919	35.374	46	248.732	4.085.204
	Financial assets at fair value through P&L	385.217	409.216	6.854.226	3.910.960	1.872.960	234.892	13.667.471
	Loans and advances to customers (net)	18.433.563	2.230.189	6.182.311	1.516.189	977.298	188.628	29.528.178
Investment securities	- available for sale	132.006	244.122	473.509	493.715	890.505	578.937	2.812.794
	- held to maturity	8.659	—	12.208	—	—	—	20.867
	Other assets	1.148.267	4.749	12.831	12.491	394	3.792.801	4.971.533
	Total assets (excl. assets held for sale)	23.171.438	3.895.668	14.958.678	6.008.801	3.750.194	5.909.578	57.694.357

LIABILITIES	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Due to banks	3.929.433	874.376	215.526	16.386	9.243	15.886	5.060.850
Due to customers	38.005.072	2.133.071	2.714.023	196.387	1.668	299.899	43.350.120
Debt securities in issue & other borrowed funds	2.726	511.005	154.551	166.606	293.915	3.482	1.132.285
Other liabilities	713.088	24.751	3.594	264	4.956	3.561.079	4.307.732
Total liabilities (excl. liabilities held for sale)	42.650.319	3.543.203	3.087.694	379.643	309.782	3.880.346	53.850.987

Total interest sensitivity gap	(19.478.881)	352.465	11.870.984	5.629.158	3.440.412	2.029.232	3.843.370

At 31 December 2004

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Cash and balances with central banks	484.170	3.035	1.234	—	4.654	651.949	1.145.042
Treasury bills and other eligible bills	37.105	21.606	79.622	12.067	—	—	150.400
Due from banks	6.186.867	1.831.144	444.062	819	184	124.302	8.587.378
Financial assets at fair value through P&L	429.429	1.356.053	1.057.698	6.132.458	1.831.475	808.423	11.615.536
Loans and advances to customers (net)	4.609.323	12.364.189	5.819.595	2.152.555	904.867	202.229	26.052.758
Investment securities - available for sale	8.419	477.579	103.617	463.817	1.079.979	249.530	2.382.941
Other assets	59.230	4.019	10.006	27.145	15.553	4.437.369	4.553.322
Total assets (excl. assets held for sale)	11.814.543	16.057.625	7.515.834	8.788.861	3.836.712	6.473.802	54.487.377

LIABILITIES	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Due to banks	4.282.209	509.475	1.088.893	328.206	66.462	138.496	6.413.741
Due to customers	32.585.063	2.822.630	1.651.819	205.951	102.617	3.497.096	40.865.176
Debt securities in issue & other borrowed funds	4.051	750.460	10.538	40.929	2.339	3.773	812.090
Other liabilities	397.497	239.400	55.093	188	1.388	2.212.631	2.906.197
Total liabilities (excl. liabilities held for sale)	37.268.820	4.321.965	2.806.343	575.274	172.806	5.851.996	50.997.204

Total interest sensitivity gap	(25.454.277)	11.735.660	4.709.491	8.213.587	3.663.906

4.4 Liquidity risk

Liquidity risk is defined as the risk of a financial institution not to be able to meet its obligations as they become due, because of lack of the required liquidity.

The Group’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 30% of the Greek deposit market (savings and sight accounts) as of 31 December 2005. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Group also derives liquidity from the results of its operations and disposals of securities and other assets. In recent years, the Group has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Group was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base. The Group participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

Liquidity risk management seeks to ensure that, even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Group’s operations. Liquidity risk arises in the general funding of the Group’s financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The table below analyses the Group’s assets and liabilities into relevant maturity groupings according to the remaining period at balance sheet date to the contractual maturity date.

At 31 December 2005

		Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
	ASSETS
	Cash and balances with central banks	2.369.737	5.405	10.818	—	45.327	2.431.287
	Treasury bills and other eligible bills	46.344	7.231	79.859	40.072	3.517	177.023
	Due from banks	1.743.051	992.379	1.307.597	42.044	133	4.085.204
	Financial assets at fair value through P&L	209.508	74.881	623.703	4.449.347	8.310.032	13.667.471
	Derivative financial instruments	50.547	7.002	31.596	39.971	179.914	309.030
	Loans and advances to customers (net)	3.034.077	1.987.594	5.292.226	9.338.265	9.876.016	29.528.178
Investment securities	- available for sale	91.216	63.268	94.228	490.832	2.073.250	2.812.794
	- held to maturity	—	—	20.867	—	—	20.867
	Other assets	1.454.724	467.905	34.349	67.773	2.637.752	4.662.503
	Total assets (excl. assets held for sale)	8.999.204	3.605.665	7.495.243	14.468.304	23.125.941	57.694.357
	LIABILITIES
	Due to banks	3.801.693	878.918	212.762	151.242	16.235	5.060.850
	Derivative financial instruments	29.749	9.940	31.082	51.660	180.267	302.698
	Due to customers	37.887.643	2.123.956	2.696.792	639.733	1.996	43.350.120
	Debt securities in issue & Other borrowed funds	—	—	1.000	912.685	218.600	1.132.285
	Other liabilities	640.572	1.367.014	599.563	2.671	1.395.214	4.005.034
	Total liabilities (excl. liabilities held for sale)	42.359.657	4.379.828	3.541.199	1.757.991	1.812.312	53.850.987

	Net liquidity gap	(33.360.453)	(774.163)	3.954.044	12.710.313	21.313.629	3.843.370

At 31 December 2004

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
Total assets	11.512.769	3.978.764	9.835.219	13.200.511	15.960.114	54.487.377
Total liabilities	40.661.120	2.998.840	3.465.868	2.343.084	1.528.292	50.997.204
Net liquidity gap	(29.148.351)	979.924	6.369.351	10.857.427	14.431.822	3.490.173

4.5 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division. The Group’s exposure to foreign exchange risk is as follows:

At 31 December 2005

		EURO	USD	GBP	JPY	CHF	Other	Total
	ASSETS
	Cash and balances with central banks	2.159.550	37.500	11.970	192	1.138	220.937	2.431.287
	Treasury bills and other eligible bills	68.052	—	—	—	—	108.971	177.023
	Due from banks (net)	3.171.050	561.194	147.909	5.987	43.728	155.336	4.085.204
	Financial assets at FV through P&L	13.500.084	124.921	—	—	—	42.466	13.667.471
	Derivative financial instruments	244.965	51.417	487	4.325	2.332	5.504	309.030
	Loans and advances to customers (net)	26.828.367	1.018.796	127.003	16.957	126.871	1.410.184	29.528.178
Investment securities	- available for sale	2.324.655	90.025	100.877	268.580	—	28.657	2.812.794
	- held to maturity	20.867	—	—	—	—	—	20.867
	Investment property	121.590	165	—	—	—	4.751	126.506
	Investments in associates	248.900	—	—	—	—	252	249.152
	Goodwill & other intangible assets	47.171	2.246	246	—	—	16.248	65.911
	Property & equipment	1.717.674	10	82.429	—	—	85.600	1.885.713
	Other assets, including insurance	1.798.303	111.601	334.950	34.515	608	55.244	2.335.221
	Total assets (excl. assets held for sale)	52.251.228	1.997.875	805.871	330.556	174.677	2.134.150	57.694.357

	LIABILITIES
	Due to banks	4.574.888	281.503	49.503	8	7.124	147.824	5.060.850
	Derivative financial instruments	177.266	68.702	1.777	53.299	258	1.396	302.698
	Due to customers	35.848.273	3.915.153	444.368	370.113	45.762	2.726.451	43.350.120
	Debt securities in issue & Other borrowed funds	844.692	5.831	—	215.983	30	65.749	1.132.285
	Other liabilities including insurance	3.293.965	96.584	221.467	51.807	2.469	131.017	3.797.309
	Retirement benefit obligations	188.691	—	—	—	—	19.034	207.725
	Total liabilities (excl. liabilities held for sale)	44.927.775	4.367.773	717.115	691.210	55.643	3.091.471	53.850.987

	Net on balance sheet position	7.323.453	(2.369.898)	88.756	(360.654)	119.035	(957.322)	3.843.370

At 31 December 2004

	EURO	USD	GBP	JPY	CHF	Other	Total
Total assets	45.051.928	5.642.093	963.757	366.762	317.988	2.144.849	54.487.377
Total liabilities	40.262.698	6.284.387	908.505	563.398	80.284	2.897.932	50.997.204
Net on balance sheet position	4.789.230	(642.294)	55.252	(196.636)	237.704	(753.083)	3.490.173

4.6 Fair values of financial assets and liabilities

Management uses its best judgment in estimating the fair value of the Group’s unlisted financial instruments (OTC), however, there are inherent weaknesses in any estimation technique. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful.

	31 December 2005		31 December 2004
Financial assets	Carrying amount	Fair value	Carrying amount	Fair value
Cash and balances with central banks	2.431.287	2.431.287	1.145.042	1.145.042
Treasury bills and other eligible bills	177.023	177.023	150.400	150.435
Due from banks	4.085.204	4.063.244	8.587.378	8.587.551
Loans and advances to customers (net)	29.528.178	30.188.757	26.052.758	26.745.148
Investment securities - held to maturity	20.867	20.867	—	—

Financial liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Due to banks	5.060.850	5.063.434	6.413.741	6.412.691
Due to customers	43.350.120	43.348.501	40.865.176	40.866.890
Debt securities in issue	175.297	177.363	63.448	64.100
Other borrowed funds	956.988	972.898	748.642	748.642

4.7 Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

Capital:	31.12.2005
Upper Tier I capital	2.844
Lower Tier I capital	1.083
Deductions	(72)
Tier I capital	3.855
Upper Tier II capital	(49)
Lower Tier II capital	965
Deductions	(14)
Total capital	4.757

Risk weighted assets:
On Balance sheet (investment book)	27.864
Off Balance sheet (investment book)	2.083
Trading portfolio	1.360
Total risk weighted assets	31.307

Ratios:
Core	8,85%
Tier I	12,31%
Total BIS	15,19%

As at 31 December 2005, in accordance with IFRS and the rules of Bank of Greece (BoG) the capital base of the NBG Group was €4.757 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €2.252 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	—	Positive
Fitch.	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

NOTE 5: Segment reporting

NBG Group manages its business through the following business segments:

•                  Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. Included in this segment are the assets and liabilities classified as held for sale of Atlantic Bank and NBG Canada.

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

NBG Group is also diversified and organised on a worldwide basis into the following geographical regions: SE Europe (includes Bulgaria, FYROM, Romania, Serbia-Montenegro and Albania), European Union (includes UK, Netherlands, Luxembourg and Cyprus), Africa (includes Egypt and S. Africa) and North America (includes United States and Canada as discontinued operations). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm’s length.

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

At 31 December 2005
Continuing Operations
Net interest income	1.138.543	211.057	169.991	25.471	176.790	(126.092)	1.595.760
Net fee & commission income	190.790	64.483	96.058	4.330	65.499	3.891	425.051
Other	54.614	(23.693)	161.108	150.505	33.834	94.667	471.035
Total operating income	1.383.947	251.847	427.157	180.306	276.123	(27.534)	2.491.846
Direct costs	(566.052)	(45.812)	(57.155)	(138.153)	(186.341)	(59.960)	(1.053.473)
Allocated costs & provisions	(402.711)	(56.839)	(19.885)	—	(44.401)	(15.148)	(538.984)
Share of profit of associates						43.700	43.700
Profit before tax	415.184	149.196	350.117	42.153	45.381	(58.942)	943.089
Taxes	(134.613)	(49.415)	(74.326)	(16.329)	(998)	54.524	(221.157)
Profit for the period from continuing operations	280.571	99.781	275.791	25.824	44.383	(4.418)	721.932

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	29.020	—	29.020
Profit for the period	280.571	99.781	275.791	25.824	73.403	(4.418)	750.952
Minority interest	—	—	(14.273)	(5.598)	(4.578)	859	(23.590)
Profit attributable to NBG shareholders	280.571	99.781	261.518	20.226	68.825	(3.559)	727.362

Segment assets	19.172.829	9.970.533	19.241.066	2.062.391	7.039.749	2.939.992	60.426.560

Segment liabilities	37.973.657	634.115	6.958.987	1.611.671	6.381.251	2.550.471	56.110.152

Other Segment items
Depreciation, amortisation & impairment charges	29.843	1.162	4.158	9.368	35.287	34.733	114.551
Provision for loans impairment & advances	164.262	22.095	—	—	34.674	5.228	226.259

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

At 31 December 2004
Continuing Operations
Net interest income	957.924	173.410	149.819	20.371	122.605	(90.333)	1.333.796
Net fee & commission income	192.092	54.149	89.598	(1.002)	59.370	(6.352)	387.855
Other	66.406	(22.795)	66.741	103.199	34.730	108.720	357.001
Total operating income	1.216.422	204.764	306.158	122.568	216.705	12.035	2.078.652
Direct costs	(566.621)	(59.605)	(71.375)	(166.974)	(139.477)	(170.704)	(1.174.756)
Allocated costs & provisions	(301.373)	(112.889)	(19.584)	—	(53.439)	(13.368)	(500.653)
Share of profit of associates						25.154	25.154
Profit before tax	348.428	32.270	215.200	(44.406)	23.789	(146.884)	428.397
Taxes	(123.907)	(11.779)	(56.463)	(9.256)	787	35.218	(165.400)
Profit for the period from continuing operations	224.521	20.491	158.737	(53.662)	24.576	(111.666)	262.997

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	29.351	—	29.351
Profit for the period	224.521	20.491	158.737	(53.662)	53.927	(111.666)	292.348
Minority interest			(22.600)	12.982	(2.801)	(353)	(12.771)
Profit attributable to NBG shareholders	224.521	20.491	136.137	(40.680)	51.126	(112.019)	279.577

Segment assets	16.626.346	9.515.531	17.919.127	1.653.473	6.198.405	2.574.495	54.487.377

Segment liabilities	33.076.776	387.189	9.033.946	1.482.997	7.077.781	(61.484)	50.997.205

Other Segment items
Depreciation, amortisation & impairment charges	36.205	2.273	6.083	9.823	20.831	49.946	125.161
Provision for loans impairment & advances	55.238	72.511	—	—	44.945	1.149	173.843

Breakdown by location

	Greece	SE Europe	European Union	Africa	Total Continuing operations	N. America Discontinued operations

At 31 December 2005
Continuing Operations
Net interest income	1.424.711	153.726	12.293	5.030	1.595.760	91.275
Net fee & commission income	341.325	54.254	26.289	3.183	425.051	11.206
Other	(183.846)	25.000	630.129	(248)	471.035	10.905
Total income	1.582.190	232.980	668.711	7.965	2.491.846	113.386
Direct costs	(645.936)	(124.781)	(587.508)	(7.973)	(1.366.198)	(70.112)
Allocated provisions for loans impairment and advances	(189.355)	(22.959)	(13.865)	(80)	(226.259)	4.506
Share of profits of associates	43.700	—	—	—	43.700	—
Profit Before Tax	790.599	85.240	67.337	(87)	943.089	47.780
Taxes	(189.681)	(11.395)	(19.909)	(172)	(221.157)	(18.760)
Profit for the period from continuing operations	600.918	73.845	47.428	(259)	721.932	—

Profit for the period from discontinued operations	—	—	—	—	29.020
Profit for the period	600.918	73.845	47.428	(259)	750.952
Minority interest	(10.926)	(4.577)	(8.087)		(23.590)
Profit attributable to NBG shareholders	589.992	69.268	39.341	(259)	727.362

Assets by location	46.192.919	3.124.597	8.224.320	152.521	57.694.357	2.732.203
Total assets						60.426.560

Other items
Capital expenditure	105.453	16.976	66	805	123.300	2.106
Depreciation, amortisation & impairment charges	96.910	17.102	91	448	114.551	7.576
Provision for loans impairment & advances	190.725	36.525	(1.071)	80	226.259	(4.506)

	Greece	SE Europe	European Union	Africa	Total Continuing operations	N. America Discontinued operations
At 31 December 2004
Continuing Operations
Net interest income	1.174.435	109.278	45.984	4.099	1.333.796	91.498
Net fee & commission income	319.473	44.142	21.288	2.952	387.855	16.834
Other	(108.077)	32.133	432.434	511	357.001	6.351
Total income	1.385.831	185.553	499.706	7.562	2.078.652	114.683
Direct costs	(911.674)	(110.347)	(471.106)	(8.439)	(1.501.566)	(67.806)
Allocated provisions for loans impairment and advances	(133.588)	(24.355)	(15.656)	(244)	(173.843)	1.393
Share of profits of associates	25.154				25.154
Profit Before Tax	365.723	50.851	12.944	(1.120)	428.397	48.270
Taxes	(151.777)	(10.230)	(3.393)		(165.400)	(18.919)
Profit for the period from continuing operations	213.946	40.621	9.551	(1.120)	262.997

Profit for the period from discontinued operations	—	—	—	—	29.351
Profit for the period	213.946	40.621	9.551	(1.120)	292.348
Minority interest	(6.201)	(2.805)	(3.765)		(12.771)
Profit attributable to NBG shareholders	207.745	37.816	5.786	(1.120)	279.577

Assets by location	41.997.928	2.350.926	7.358.603	114.338	51.821.795	2.665.582
Total assets						54.487.377

Other items
Capital expenditure	146.430	11.811	36	420	158.697	8.101
Depreciation, amortisation & impairment charges	106.898	17.112	102	1.049	125.161	8.093
Provision for loans impairment & advances	134.223	38.860	516	244	173.843	1.393

NOTE 6: Net interest income

	31.12.2005	31.12.2004

Interest earned on:
Amounts due from banks	309.920	282.927
Securities	380.915	490.325
Loans and advances to customers	1.726.288	1.304.194
Other interest earning assets	9.143	12.087
Interest and similar income	2.426.266	2.089.533

Interest payable on:
Amounts due to banks	(257.546)	(268.249)
Amounts due to customers	(532.566)	(450.139)
Debt securities in issue	(3.113)	(2.225)
Other borrowed funds	(27.311)	(24.381)
Other interest paying liabilities	(9.970)	(10.743)
Interest expense and similar charges	(830.506)	(755.737)
Net interest income	1.595.760	1.333.796

NOTE 7: Net fee and commission income

	31.12.2005	31.12.2004

Custody, brokerage & investment banking	66.535	50.216
Retail lending fees	105.885	87.679
Corporate lending fees	76.147	65.541
Banking fees & similar charges	137.248	142.288
Fund management fees	39.236	42.131
Total	425.051	387.855

NOTE 8: Net premia from insurance contracts

	31.12.2005	31.12.2004

Written Premia net of reinsurance	542.178	519.888
Less: change in unearned premium reserve	(9.968)	29.677
Paid claims, net of reinsurance	(286.030)	(312.699)
Change in insurance reserves	(95.923)	(93.238)
Net commissions	(64.238)	(65.909)
Other (incl. valuation of unit-linked)	14.362	11.373
Net premia from insurance contracts	100.381	89.092

NOTE 9: Dividend income

	31.12.2005	31.12.2004

Trading securities	7.624	11.068
Available for sale securities	6.136	5.968
Other participations	—	114
Total	13.760	17.150

NOTE 10: Net trading income

	31.12.2005	31.12.2004

Foreign exchange	42.811	21.303
Interest rate instruments	(42.404)	29.572
Equity securities	67.115	55.875
Total	67.522	106.750

NOTE 11: Other operating income

	31.12.2005	31.12.2004

Non-banking income:
Real estate gains & rentals	36.158	51.364
Hotel income	24.303	25.038
Warehouse fees	13.210	15.670
Total non-banking income	73.671	92.072
Private equity: Group share in investee entities and results from disposals	64.258	12.387
Other income	23.764	38.670
Total	161.693	143.129

NOTE 12: Personnel expenses

	31.12.2005	31.12.2004

Wages and Salaries	547.685	548.426
Social security costs & defined contribution plans	225.208	220.028
Pension costs: defined benefit plans (Note 13)	29.267	41.766
Other staff related benefits	75.147	185.752
Total	877.307	995.972

The average number of employees employed by the Group during the year ended 31 December 2005 was 21.718 (2004: 21.415).

Other staff and related benefits include the cost of various voluntary retirement programs implemented by the Group in 2005 and 2004.

Bonuses to employees are accrued for in the period the related service is provided. During 2005, bonuses of €4.200 were paid to employees which should have been provided for in 2004. For this reason, “other staff related benefits” of 2004 were restated to €185.752 from €181.552 as previously reported. Profit attributable to shareholders and retained earnings of the Group for the year ended 31 December 2004 were restated accordingly. EPS for the same year-end has also been restated to €0,83 from €0,84 as previously reported. In addition, certain reclassifications were made to conform to the current presentation.

	As restated	As previously reported

For the period 1 January to 31 December 2004
Personnel expenses	995.972	991.772	*
Profit for the period	292.348	296.548
Profit attributable to NBG equity holders	279.577	283.777

As at 31 December 2004
Other liabilities	1.343.252	1.339.052	*
Reserves and retained earnings	1.041.348	1.045.548

(*) Adjusted to reflect continuing operations only

NOTE 13: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Ethniki Hellenic General Insurance Company Benefit Plan

The Group’s insurance company contributes to a benefit plan (“T.A.P.E.”), which provides for a monthly pension. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s pension plan.  Accrued benefits are also paid on an earlier date in the event of death or disability.

Other Defined Contribution Pension Plans

The Group makes contributions to other foreign defined contribution pension plans.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Ethniki Hellenic General Insurance Company Benefit Plan, in addition to pension benefits also offers health benefits to employees and to insured members of their families.

The total contributions paid to defined contribution plans for 2005 and 2004 were €161,4 million and €160,9 million respectively.

II. Plans that the Bank does not contribute to

National Bank of Greece Personnel Self-Insurance Plan

The Group does not pay contributions to the aforementioned plan.  National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2005 was €68 million maturing in 2020 and bearing interest at three-month Euribor and was fully collateralised

III. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer defined monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans include the following components which are recognised in the income statement for the periods ended:

	31.12.2005	31.12.2004
Current service cost	11.623	11.421
Interest cost on obligation	17.730	16.928
Expected return on plan assets	(7.521)	(6.907)
Amortisation of unrecognised actuarial losses	563	—
Amortisation of unrecognised prior service cost	53	—
Loss due to curtailment or settlement	5.131	19.359
Other losses	1.688	965
Pension costs – defined benefit plans	29.267	41.766

The aggregated funding status recognised in the consolidated balance sheet is reconciled below:

	31.12.2005	31.12.2004
Present value of funded obligations	315.889	328.049
Fair value of plan assets	(141.170)	(156.266)
	174.719	171.783
Present value of unfunded obligations	56.220	72.088
Unrecognised actuarial losses	(22.467)	(20.624)
Unrecognised prior service cost	(747)	(800)
Net Liability in balance sheet	207.725	222.447

Movement in net liability:

	31.12.2005	31.12.2004
Net liability at the beginning of the period	222.447	212.987
Less: Discontinued operations	(852)	—
Actual contributions paid by the Group	(11.039)	(17.341)
Benefits paid directly	(32.370)	(16.790)
Total expense recognised in the income statement	29.267	41.766
Discontinued operations	—	1.630
Foreign exchange rate changes	272	195
Net Liability in balance sheet	207.725	222.447

Reconciliation of defined benefit obligation:

	31.12.2005	31.12.2004
Defined benefit obligation at the beginning of the period	400.137	348.074
Less: Discontinued operations	(26.923)	—
Current service cost	11.623	11.421
Discontinued operations	—	1.961
Interest cost on obligation	17.730	16.928
Discontinued operations	—	1.569
Employee contributions	6.451	5.601
Benefits paid from the Fund	(42.016)	(30.312)
Benefits paid directly by the Group	(20.964)	(16.790)
Expenses	—	(10)
Adjustments for disposals and other	1.722	964
Termination / additional payments or expenses/ (gains)	(8.652)	19.359
Past service cost arising over the last period	—	800
Actuarial loss	32.705	41.989
Foreign exchange rate differences	296	(1.417)
Defined benefit obligation at end of period	372.109	400.137

Reconciliation of plan assets:

	31.12.2005	31.12.2004
Market value at the beginning of the period	156.266	135.087
Less: Discontinued operations	(24.612)	—
Expected return on plan assets	7.521	6.907
Discontinued operations	—	2.096
Company contributions	11.039	17.341
Employee contributions	6.451	5.601
Fund Benefits	(42.016)	(30.312)
Expenses	—	(10)
Discontinued operations	—	(197)
Asset gain / (loss)	26.521	21.365
Foreign exchange rate differences	—	(1.612)
Fair value of plan assets at end of period	141.170	156.266

The actual return on plan assets for the year ended 31 December 2005 was €34.043 (2004: €27.928).

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2005 and 31 December 2004 are:

	2005	2004
Discount rate	4,4%	5,2%
Expected return on plan assets	6,6%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,2%	2,3%

Post-retirement Defined Benefit Plans other than pensions

Atlantic Bank of New York and NBG Canada sponsored other post retirement benefit plans other than pensions, which provided for health benefits. As both Atlantic Bank of New York and NBG Canada are classified as assets held for sale, no group company sponsors other post retirement benefit plans.

The aggregated funding status for other post-retirement defined benefit plans recognised in the consolidated balance sheet is reconciled below as follows:

	31.12.2005	31.12.2004
Present value of unfunded obligations	—	2.434
Unrecognised actuarial gains	—	450
Total	—	2.884

Movement in net liability:

	31.12.2005	31.12.2004
Net liability at the beginning of the period	2.884	2.896
Less: Discontinued operations	(2.884)	—
Benefits paid directly	—	(60)
Total expense recognised in the income statement	—	—
Discontinued operations	—	215
Foreign exchange rate differences	—	(167)
Net Liability in balance sheet	—	2.884

Reconciliation of defined benefit obligation:

	31.12.2005	31.12.2004
Defined benefit obligation at the beginning of the period	2.434	2.896
Less: Discontinued operations	(2.434)	—
Current service cost	—	—
Discontinued operations	—	68
Interest cost on obligation	—	—
Discontinued operations	—	147
Benefits paid directly by the Group	—	(60)
Actuarial loss	—	(450)
Foreign exchange rate differences	—	(167)
Defined benefit obligation at end of period	—	2.434

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2005 and 31 December 2004 were:

	2005	2004
Discount rate	5,8%	5,9%
Rate of compensation increase	1,4%	1,3%

NOTE 14: General & administrative expenses

	31.12.2005	31.12.2004

Duties and taxes	35.961	34.369
Utilities and rentals	146.071	140.019
Other administrative expenses	152.500	155.577
Total	334.532	329.965

NOTE 15: Depreciation, amortisation and impairment charges

	31.12.2005	31.12.2004

Investment property (Note 27)	3.158	2.811
Goodwill & other intangible assets (Note 29)	23.102	29.772
Property & equipment (Note 30)	88.291	92.578
Total	114.551	125.161

NOTE 16: Other operating expenses

	31.12.2005	31.12.2004

Maintenance and other related expenses	9.859	5.283
Other provision charges	2.088	6.185
Other	27.861	39.000
Total	39.808	50.468

NOTE 17: Impairment losses on loans and advances

	31.12.2005	31.12.2004

Due from banks (Note 22)	5	(38)
Loans and advances to customers (Note 25)	226.254	173.881
Total	226.259	173.843

NOTE 18: Tax expense

	31.12.2005	31.12.2004

Current tax	188.355	166.070
Deferred tax (Note 31)	32.802	(670)
Total	221.157	165.400

Profit before tax	943.089	428.397
Tax calculated based on the current tax rate of 32% (2004: 35%)	301.788	149.939
Effect of tax rate reduction (5%) due to merger activity	(36.375)	—
Effect of different tax rates in other countries	(5.863)	(21.182)
Income not subject to taxation	(97.842)	(25.902)
Expenses not deductible for tax purposes	43.306	58.040
Utilisation of previously unrecognised tax losses	(1.323)	—
Tax differences	17.466	4.505
Income tax expense	221.157	165.400
Effective tax rate for the period	23%	39%

The domestic corporate tax rate for 2005 is 32% and for 2006 will be 27%. However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company.

NOTE 19: Earnings per share

	31.12.2005	31.12.2004

Net profit attributable to equity holders of the parent	727.362	279.577
Less: dividends paid to preferred securities	(45.999)	(13.620)
Net profit attributable to NBG ordinary shareholders	681.363	265.957
Weighted average number of ordinary shares outstanding	327.292.080	321.038.567
Earnings per share basic and diluted from continuing and discontinued operations	€2,08	€0,83

The weighted average number of ordinary shares outstanding has been adjusted with a number of 5.023.534 new shares issued in relation to National Investment Company merger and a number of 2.670.367 shares to be issued in relation to National Real Estate merger, from May 2005 and July 2005 respectively, according to the relevant General Meeting of the Shareholders’ decisions. These new shares are also entitled to participate in the profit distribution of 2005.

Earnings per share from continuing operations are €1,99 per share (2004: €0,74).

NOTE 20: Cash and balances with central banks

	31.12.2005	31.12.2004

Cash in hand	612.713	565.213
Balances with central banks	1.818.574	579.829
Total	2.431.287	1.145.042

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). From 1 January 2001 these deposits bear interest at the refinancing rate as set by the ECB (2,25% at 31 December 2005).

NOTE 21: Treasury bills and other eligible bills

	31.12.2005	31.12.2004

Treasury bills	129.841	137.963
Other eligible bills	47.182	12.437
Total	177.023	150.400

NOTE 22: Due from banks (net)

	31.12.2005	31.12.2004

Sight deposits with banks	284.906	210.596
Time deposits with banks	1.133.082	4.513.044
Securities purchased under agreements to resell	2.495.733	3.822.832
Other	171.962	41.379
	4.085.683	8.587.851
Less: Allowance for losses on amounts due from banks	(479)	(473)
Total	4.085.204	8.587.378

Movement in allowance for losses on amounts due from banks:
Balance at 1 January	473	511
Non-utilised provision of prior years	—	(38)
Provision for impairment	5	—
Foreign exchange differences	1	—
Balance at 31 December	479	473

NOTE 23: Financial assets at fair value through P&L

	31.12.2005	31.12.2004*

Assets at fair value through profit and loss	5.104.757	—
Trading Securities
Government Bonds	7.965.644	9.506.045
Other public sector bonds	12.555	48.971
Other debt securities	349.723	1.547.567
Equity securities	233.613	233.353
Mutual funds units	1.179	279.600
Total	13.667.471	11.615.536

(*) Prior to adopting IAS 39, financial assets were accounted for and reported under local GAAP provisions. See note 52.

NOTE 24: Derivative financial instruments

		31.12.2005
	Contract/notional	Fair values
	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	25.229.010	216.515	260.730
Foreign exchange derivatives	6.187.045	57.484	25.496
Other types of derivatives	233.613	2.817	4.657
Interest rate derivatives - Exchange traded	12.695.204	32.214	11.815
Total	44.344.872	309.030	302.698

NOTE 25: Loans & advances to customers (net)

	31.12.2005	31.12.2004

Mortgages	11.820.277	9.194.202
Consumer loans	3.238.495	2.639.241
Credit cards	1.535.989	1.445.433
Small Business lending	2.040.700	1.694.700
Retail lending	18.635.461	14.973.576
Corporate lending	11.978.675	12.155.322
Total	30.614.136	27.128.898
Less: Allowance for impairment on loans & advances to customers	(1.085.958)	(1.076.140)
Total	29.528.178	26.052.758

Movement in allowance for impairment on loans and advances:
Balance at 1 January	1.076.140	976.614
IAS 39 adjustments	32.688	—
Balance at 1 January as restated	1.108.828	976.614
Less: allowance from discontinued operations	(15.654)	—
Increase / (decrease) from subsidiaries acquired / disposed	147	—
Provision for loans impairment – discontinued operations	—	(1.393)
Provision for loans impairment – continuing operations	226.254	173.881
Loans written off	(247.119)	(73.084)
Amounts recovered	7.059	2.031
Foreign exchange differences	6.443	(1.909)
Balance at 31 December	1.085.958	1.076.140

Loans and advances to customers include finance lease receivables:

	31.12.2005	31.12.2004
Not later than 1 year	216.750	117.779
Later than 1 year but not later than 5 years	362.925	233.307
Later than 5 years	181.191	155.635
	760.866	506.721

Unearned future finance income on finance leases	(121.658)	(59.745)
Net investment in finance leases	639.208	446.976

The net investment in finance leases may be analysed as follows:

Not later than 1 year	186.015	99.972
Later than 1 year but not later than 5 years	304.134	203.396
Later than 5 years	149.059	143.608
	639.208	446.976

NOTE 26: Investment securities

	31.12.2005	31.12.2004*

Available-for-sale investment securities:
Greek Government bonds	973.438	303.567
Debt securities issued by other governments and public entities	531.053	372.734
Corporate bonds incorporated in Greece	206.914	280.293
Corporate bonds incorporated outside Greece	239.830	240.738
Debt securities issued by Greek financial institutions	43.546	157.971
Debt securities issued by foreign financial institutions	239.076	7.249
Mortgage backed securities	—	746.592
Other debt instruments issues	—	706
Debt securities	2.233.857	2.109.850
Equity securities	198.464	155.915
Mutual funds units	385.938	123.248
Provision for impairment	(5.465)	(6.072)
Total available-for-sale investment securities	2.812.794	2.382.941

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	20.867	—
Total held-to-maturity investment securities	20.867	—

Total investment securities	2.833.661	2.382.941

Net result from investment securities consists of:

	31.12.2005	31.12.2004*

Net gain on disposal of available-for-sale investments	128.343	1.226
Impairment charges on available-for-sale investments	(664)	(346)
Total	127.679	880

The movement of investment securities may be summarised as follows:

Investment securities - available for sale
Balance at 1 January 2005	2.382.941
- IAS 39 adjustments & reclassifications	2.050.732
- Discontinued operations	(1.192.543)
- Foreign exchange differences on monetary assets	19.682
- Additions within the period	3.982.553
- Disposals (sale and redemption) within the period	(4.485.384)
- Gains / (losses) from changes in fair value	54.813
Balance at 31 December 2005	2.812.794

Investment securities - held to maturity
Balance at 1 January 2005	—
-Additions within the period	41.734
-Disposals (sale and redemption) within the period	(20.753)
-Amortisation of premiums and discounts	(114)
Balance at 31 December 2005	20.867

(*) Prior to adopting IAS 39, investment securities were accounted for and reported under local GAAP provisions. See note 52.

NOTE 27: Investment property

	Land	Buildings	Total
Cost
At 1 January 2004	59.070	90.465	149.535
Foreign exchange differences	12	(22)	(10)
Transfers	—	225	225
Additions	402	62	464
Disposals and write offs	(3.852)	(4.496)	(8.348)
At 31 December 2004	55.632	86.234	141.866

Accumulated depreciation & impairment
At 1 January 2004	—	(16.641)	(16.641)
Foreign exchange differences	—	4	4
Disposals and write offs	—	1.324	1.324
Depreciation charge for the period	—	(2.811)	(2.811)
At 31 December 2004	—	(18.124)	(18.124)

Net book amount at 31 December 2004	55.632	68.110	123.742

	Land	Buildings	Total
Cost
At 1 January 2005	55.632	86.234	141.866
Foreign exchange differences	6	67	73
Acquisition of subsidiary	3.408	1.853	5.261
Transfers	212	1.477	1.689
Additions	—	1.480	1.480
Disposals and write offs	(402)	(454)	(856)
At 31 December 2005	58.856	90.657	149.513

Accumulated depreciation & impairment
At 1 January 2005	—	(18.124)	(18.124)
Foreign exchange differences	—	(12)	(12)
Acquisition of subsidiary	—	(1.702)	(1.702)
Transfers	—	(94)	(94)
Disposals and write offs	—	83	83
Depreciation charge for the period	—	(2.744)	(2.744)
Impairment charge		(414)	(414)
At 31 December 2005	—	(23.007)	(23.007)

Net book amount at 31 December 2005	58.856	67.650	126.506

NOTE 28: Investments in associates

	31.12.2005	31.12.2004

At 1 January:	219.671	199.786
Additions	2.079	6.841
Disposals/transfers	(6.284)	(1.871)
Share of results (after tax)	43.700	25.154
Dividends	(10.014)	(10.239)
At 31 December	249.152	219.671

The Group’s associates are as follows:

% of participation
Name of associate	31.12.2005
Social Securities Funds Management	40,00%
Phosphate Fertilizers Industry S.A	24,23%
Larco S.A.	36,43%
Siemens Industrial S.A	30,00%
Eviop Tempo S.A.	21,21%
Teiresias S.A	39,34%
Hellenic Countryside S.A.	20,23%
AGET Heracles Cement Co. S.A	26,00%
Pella S.A	20,89%
Planet S.A	31,72%
AGRIS S.A.	29,34%
Kariera S.A.	35,00%
Zymi S.A.	32,00%

The group’s investment in associates for the year ended 31 December 2005 was €249.152 (2004: €219.761) while its share of associates’ profits, net of tax in 2005, was €43.700 (2004: €25.154).

During 2005 the Bank sold all of its holding in LYKOS PAPERLESS SOLUTIONS SA for the amount of €982 and also sold 271.123 shares of EVIOP TEMPO SA for the amount of €854 decreasing its participation to 21,21% from 28,28%.

The fair value of investment in AGET Heracles Cement Co S.A based on 31 December 2005 stock price was €184,8 million (2004: 167,8 million)

All associates are incorporated in Greece.

NOTE 29: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost
At 1 January 2004	2.468	183.804	27.321	213.593
Effect of IAS 29	—	29	—	29
Acquisition of subsidiaries	13.409	—	—	13.409
Foreign exchange differences	—	237	(1.255)	(1.018)
Transfers	—	4.382	(4.562)	(180)
Additions	—	12.358	3.165	15.523
Disposals	(219)	(670)	(2.862)	(3.751)
At 31 December 2004	15.658	200.140	21.807	237.605

Accumulated amortisation and impairment
At 1 January 2004	—	(132.368)	(2.833)	(135.201)
Foreign exchange differences	—	(121)	274	153
Transfers	—	166	(237)	(71)
Disposals	—	670	2.725	3.395
Amortisation charge for the period:
- Continuing operations	—	(28.354)	(1.418)	(29.772)
- Discontinued operations	—	—	(3.346)	(3.346)
At 31 December 2004	—	(160.007)	(4.835)	(164.842)

Net book amount at 31 December 2004	15.658	40.133	16.972	72.763

	Goodwill	Software	Other	Total
Cost
At 1 January 2005	15.658	200.140	21.807	237.605
Discontinued operations	—	(267)	(16.003)	(16.270)
Acquisition of subsidiaries	8.790	11	—	8.801
Foreign exchange differences	1	357	207	565
Transfers	(38)	1.029	(2.530)	(1.539)
Additions	—	13.720	6.869	20.589
Disposals	(26)	(1.330)	(29)	(1.385)
At 31 December 2005	24.385	213.660	10.321	248.366

Accumulated amortisation and impairment
At 1 January 2005	—	(160.007)	(4.835)	(164.842)
Discontinued operations	—	134	2.918	3.052
Foreign exchange differences	—	(214)	9	(205)
Transfers	—	1.199	163	1.362
Disposals	—	1.251	29	1.280
Amortisation charge for the period	—	(22.294)	(808)	(23.102)
At 31 December 2005	—	(179.931)	(2.524)	(182.455)

Net book amount at 31 December 2005	24.385	33.729	7.797	65.911

NOTE 30: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2004	1.030.384	860.009	519.112	58.051	57.538	2.525.094
Effect of IAS 29	—	295	130	—	5	430
Foreign exchange differences	(98)	(2.473)	(831)	(380)	(138)	(3.920)
Acquisition of subsidiaries	—	—	69.555	—	—	69.555
Transfers	(108)	48.889	13.526	227	(55.544)	6.990
Additions	3	18.371	52.160	8.344	72.396	151.274
Disposals and write offs	(1.866)	(7.273)	(14.240)	(2.263)	(7.314)	(32.956)
At 31 December 2004	1.028.315	917.818	639.412	63.979	66.943	2.716.467

Accumulated depreciation and impairment
At 1 January 2004	(16)	(265.381)	(365.909)	(43.318)	—	(674.624)
Effect of IAS 29	—	(72)	(76)	—	—	(148)
Foreign exchange differences	—	436	735	372	—	1.543
Acquisition of subsidiaries	—	—	129	—	—	129
Transfers	—	230	(2.803)	145	—	(2.428)
Disposals and write offs	—	2.493	12.086	1.441	—	16.020
Charge for the period:
- Continuing operations	—	(26.118)	(61.949)	(4.511)	—	(92.578)
- Discontinued operations	—	(978)	(3.467)	(300)	—	(4.745)
At 31 December 2004	(16)	(289.390)	(421.254)	(46.171)	—	(756.831)

Net book amount at 31.12.2004	1.028.299	628.428	218.158	17.808	66.943	1.959.636

Cost
At 1 January 2005	1.028.315	917.818	639.412	63.979	66.943	2.716.467
Discontinued operations	(2.955)	(39.113)	(24.979)	(6.112)	(51)	(73.210)
Foreign exchange differences	289	1.558	788	368	53	3.056
Acquisition of subsidiaries	—	67	20.404	—	—	20.471
Transfers	(10.898)	16.036	6.651	3.083	(29.215)	(14.343)
Additions	3.619	25.843	34.287	5.019	33.943	102.711
Disposals and write offs	(6.640)	(15.852)	(41.910)	(559)	—	(64.961)
At 31 December 2005	1.011.730	906.357	634.653	65.778	71.673	2.690.191

Accumulated depreciation and impairment
At 1 January 2005	(16)	(289.390)	(421.254)	(46.171)	—	(756.831)
Discontinued operations	—	7.551	17.929	5.315	—	30.795
Foreign exchange differences	—	(108)	(539)	(151)	—	(798)
Acquisition of subsidiaries	—	(8)	—	—	—	(8)
Transfers	—	151	(128)	(1.371)	—	(1.348)
Disposals and write offs	—	5.673	6.316	14	—	12.003
Charge for the period	—	(26.956)	(56.250)	(5.085)	—	(88.291)
At 31 December 2005	(16)	(303.087)	(453.926)	(47.449)	—	(804.478)

Net book amount at 31.12.2005	1.011.714	603.270	180.727	18.329	71.673	1.885.713

NOTE 31: Deferred tax assets & liabilities

	31.12.2005	31.12.2004
Deferred tax assets:
Securities and derivatives	108.092	—
Tangible and intangible assets	12.404	19.389
Pension and other post retirement benefits	20.758	24.874
Insurance reserves	49.039	—
Other temporary differences	27.124	30.759
Deferred tax assets	217.417	75.022

	31.12.2005	31.12.2004
Deferred tax liabilities:
Securities and derivatives	76.720	252
Tangible and intangible assets	15.533	4.937
Other temporary differences	10.106	5.728
Deferred tax liabilities	102.359	10.917

	31.12.2005	31.12.2004
Deferred tax charge in the income statement:
Securities and derivatives	1.851	15
Tangible and intangible assets	(6.543)	8.372
Pension and other post retirement benefits	(3.604)	(8.056)
Other temporary differences	(24.506)	339
Deferred tax charge in the income statement-continuing operations	(32.802)	670
Deferred tax charge in the income statement-discontinued operations	(327)	1.346
Deferred tax through equity	84.082	(3.756)
Net deferred tax movement	50.953	(1.740)

NOTE 32: Insurance related assets & receivables

	31.12.2005	31.12.2004

Investments on behalf of policyholders who bear the investment risk (Unit linked)	320.396	251.506
Insurance business receivables	182.272	172.446
Amounts receivable from reinsurers	78.821	13.944
Reinsurance business receivables	1.314	1.318
Deferred acquisition costs (DAC)	55.113	53.690
Total	637.916	492.904

NOTE 33: Other assets

	31.12.2005	31.12.2004

Accrued interest and commissions	591.806	577.867
Tax prepayments and other recoverable taxes	163.491	200.215
Private equity: investees assets	112.661	98.099
Trade receivables	88.923	38.523
Assets acquired through foreclosure proceedings	100.209	92.084
Prepaid expenses	27.508	13.881
Other	395.290	588.915
Total other assets	1.479.888	1.609.584

NOTE 34: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment is presented as held for sale following signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada, to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while sale of ABNY is expected by the end of June 2006.

The results of the operations for the years ended 31 December 2005 and 31 December 2004 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations

	31.12.2005	31.12.2004
Net interest income	91.275	91.498
Net fee and commission income	11.206	16.834
Net trading income	2.402	2.035
Other operating income	8.504	4.316
Personnel expenses	(40.065)	(38.112)
General & administrative expenses	(22.396)	(21.526)
Depreciation, amortisation and impairment charges	(7.576)	(8.093)
Other operating expenses	(76)	(75)
Impairment losses on loans and advances	4.506	1.393
Profit before tax	47.780	48.270
Tax expense	(18.760)	(18.919)
Profit for the period from discontinued operations	29.020	29.351

The proceeds from the disposal will exceed the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognised upon classification of these operations as held for sale. The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

31.12.2005
Assets classified as held for sale
Cash and balances with central banks	40.990
Due from banks (net)	35.663
Loans and advances to customers (net)	1.444.732
Investment securities	1.064.138
Goodwill & other intangible assets	11.920
Property & equipment	42.733
Deferred tax assets	16.230
Other assets	75.797
Total assets	2.732.203

Liabilities classified as held for sale
Due to banks	580.357
Due to customers	1.651.595
Deferred tax liabilities	7.192
Other liabilities	20.021
Total liabilities	2.259.165

Net assets of disposal group	473.038

NOTE 35: Due to banks

	31.12.2005	31.12.2004

Demand deposits due to credit institutions	121.574	161.104
Time deposits due to credit institutions	170.220	807.569
Interbank deposits and amounts due to ECB	2.142.931	726.733
Amounts due to Central Bank	21.154	6.204
Securities sold under agreements to repurchase	2.479.469	4.520.195
Other	125.502	191.936
Total due to banks	5.060.850	6.413.741

NOTE 36: Due to customers

	31.12.2005	31.12.2004

Deposits:
Individuals	35.470.034	32.649.188
Corporates	5.142.454	3.895.902
Government and agencies	2.116.339	1.901.095
Total deposits	42.728.828	38.446.185
Securities sold to customers under agreements to repurchase	247.348	2.161.675
Other due to customers	373.944	257.316
Amounts due to customers	43.350.120	40.865.176

NOTE 37: Debt securities in issue

	% Interest rate	31.12.2005	31.12.2004

Mortgage bonds	7%	20.295	20.451
Bonds Issue	8%	—	5.940
Corporate bonds – fixed rate	3%	140.223	—
Corporate bonds- floating rate	4%	2.999	—
Other		11.780	37.057
Total		175.297	63.448

In July 2004, United Bulgarian Bank (UBB) issued a 5 years fixed rate bond of BGN 40 million (31/12/2005: €20,3 million) The bond carries interest at 7%, is traded in the Bulgarian Stock Exchange and is collateralised with mortgage loans.

In July 2005, UBB issued a 3 years fixed rate bond of BGN 80 million (31/12/2005: €40,2 million). The bond carries interest at 3,25% and is traded in the Bulgarian Stock Exchange.

In September 2005, UBB issued 3 years fixed rate notes of Principal Amount €100 million. The notes are traded in London Stock Exchange and their interest coupon is 2,75%.

In September 2005, INTERLEASE AUTO EAD, a wholly owned subsidiary of INTERLEASE, issued 3 ordinary, floating interest bearing, secured corporate bonds of €1 million each. The maturity dates are: 1/9/2006, 1/9/2007 and 1/9/2008. The bonds carry interest at 6 months EURIBOR + 185bps and the first interest payment is due on 1/3/2006. These bonds were initially subscribed by Raiffeisen Bank and are secondary traded in the Bulgarian Stock Exchange.

NOTE 38: Other borrowed funds

	31.12.2005	31.12.2004
Fixed rate notes	215.983	—
Floating rate notes	741.005	748.642
Total	956.988	748.642

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at amortised cost.

The commissions and other costs related to the issuance of those notes are amortised as interest expense on constant yield basis over the period from the placement to the first redemption option.

NOTE 39: Insurance related reserves & liabilities

	31.12.2005	31.12.2004

Insurance reserves
Life
Mathematical reserve	688.668	639.041
Outstanding claims reserve	33.943	29.694
Other	7.063	7.562
Property and Casualty
Unearned premia reserve	146.800	122.049
Outstanding claims reserve	339.574	236.887
Other	684	435

Insurance provisions for policies where the holders bear the investment risk (Unit linked)	320.396	251.507
Total Insurance reserves	1.537.128	1.287.175

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	141.393	—
Amounts payable to brokers, agents and sales partners	37.980	28.552
Amounts payable to reinsures	16.772	10.703
Liabilities arising from reinsurance operations	976	267
Total insurance related reserves & liabilities	1.734.249	1.326.697

Liabilities relating to deposit administration funds (DAF) of €146,9million as at 31 December 2004 are included in the Mathematical reserve.

As of 1 January 2005, with the adoption of IFRS 4 “Insurance Contracts”, the Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

As at 1 January 2005, additional liabilities of €173 million for life business (hospitalization riders) and €53 million for property and casualty business (motor branch) increased the carrying amounts of insurance reserves and were charged-off to equity. The after tax effect on Group retained earnings was €169,5 million.

The process followed for the liability adequacy test performed as at 31 December 2005 and the results of this test are set out below:

a. Life business

Life business was disaggregated into four main groups:

i. Individual traditional policies (whole life, endowment, pure endowment, term, with profit pension plans):

The test was based on an analysis of the sensitivity of liabilities to changes in mortality, interest rates and expenses for the remaining term of insurance contracts. No additional liabilities resulted from the above process.

ii. Unit-linked contracts

Analysis considered both risks associated to basic parameters (mortality, interest rates) and risks associated to guaranteed returns at the end of the contract terms. No additional liabilities resulted from the above process.

iii. Pension benefit programs which stem from Deposit Administration Funds (“DAF”)

The process followed was similar to that of individual traditional policies (the only difference being that expenses were not a factor). The test produced a liability that exceeded reserves calculated according to local law by €2,8 million, with a corresponding increase in insurance reserves. The net effect on profit for the year was €2,1 million.

iv. Hospitalisation riders

The test was based on assumptions for future lapses, premiums increase, medical inflation and expenses increase.

Conditions prevailing as at 1 January 2005, were not significantly different to those prevailing as at 31 December 2005, resulting in the additional liability of €173 million as at the beginning of the year remaining unchanged as at the end of the year.

b. Property and Casualty business

As regards the motor branch, historical data was examined on a per claim basis for each accident year from 2000 up to and including 2005. Claims were split into three main categories: motor TPL – property damage, motor TPL – human injury and motor own vehicle damage. Individual human injury claims exceeding €250 were examined separately. Projections of paid claims, incurred claims and average incurred claims were performed for each group, with expenses being taken into account.

The process took into account the increase in reserves for specific claim files, which resulted from revising outstanding claims on a case per case basis, in accordance with local insurance law, during 2005. The outcome was that a larger part of the total liability estimated with the liability adequacy test was covered by the reserves estimated in accordance to local law, hence rendering the additional liability lower than the additional liability as at 1 January 2005. Therefore, even though total reserves of property and casualty business increased during the year ended 2005, additional reserves resulting from the liability adequacy amounted to €20,4 million compared to €53 million as at 1 January 2005.

NOTE 40: Other liabilities

	31.12.2005	31.12.2004

Accrued interest and commissions	285.790	196.681
Creditors and suppliers	247.074	277.112
Amounts due to government agencies	357.166	240.268
Private equity: liabilities of investee entities	192.874	157.895
Other provisions	43.103	53.789
Taxes payable - other than income taxes	53.171	53.858
Current tax liabilities	177.302	150.328
Accrued expenses and deferred income	45.581	52.961
Payroll related accruals	47.948	58.137
Dividends payable	13.108	13.503
Other	497.583	88.720
Total other liabilities	1.960.701	1.343.252

The movement of other provisions may be summarised as follows:

	31.12.2005	31.12.2004
Balance at 1 January	53.789	44.213
Acquisition of subsidiaries	100	3.053
Foreign exchange differences	12	79
Provisions charged to income statement during the year	2.368	10.588
Non-utilised provisions reversed	(1.388)	(347)
Provisions utilised during the year	(11.778)	(3.797)
Balance 31 December	43.103	53.789

NOTE 41: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.12.2005	31.12.2004
Commitments to extend credits	11.101.650	9.309.410
Commercial letters of credit	152.911	336.032
Standby letters of credit and financial guarantees written	2.731.634	1.944.340
Total	13.986.195	11.589.782

d. Assets pledged

	31.12.2005	31.12.2004

Assets pledged as collaterals	1.585.916	1.340.309

e. Operating lease commitments

	31.12.2005	31.12.2004
No later than 1 year	23.398	23.639
Later than 1 year and no later than 5 years	65.215	69.136
Later than 5 years	69.826	60.316
	158.439	153.091

NOTE 42: Share capital, share premium and treasury shares

Share capital

	No of shares	€’000s

At 1 January 2004	255.058.085	1.147.761
Capitalisation of fixed asset revaluation reserve	76.517.426	344.329
At 31 December 2004	331.575.511	1.492.090

Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised and fully paid, to be issued upon completion of merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

The total number of authorised, issued and fully paid ordinary shares as at 31 December 2005 was 336.599.045 (2004: 331.575.511) with a nominal value of €4,80 per share. Upon completion of the merger with National Real Estate, the Bank’s total number of shares will increase by 2.670.367 shares and the nominal value of the shares will increase to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

Share Premium

	31.12.2005	31.12.2004

At 1 January	32.393	32.393
Merger through absorption of National Investment	13.100	—
Merger through absorption of National Real Estate	(45.493)	—
At 31 December .	—	32.393

Treasury Shares

	No of shares	€’000s

At 1 January 2004	10.693.878	348.790
Purchases of treasury shares	4.938.274	44.475
Sales of treasury shares	(6.230.254)	(183.137)
At 31 December 2004	9.401.898	210.128

Purchases of treasury shares	1.543.523	32.933
Sales of treasury shares	(10.251.461)	(220.381)
At 31 December 2005	693.960	22.680

The Bank has in place a programme to purchase up to 5.000.000 own shares, at a price of no less than €5,00 and no more than €37,00 per share between 1 January and 15 May 2006. This purchase will be carried out by virtue of BoD resolution of 29 December 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 15 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920. At 31 December 2005, the Bank and certain subsidiaries held 693.960 NBG shares as part of their investment activity representing 0,20% of the issued share capital (2004: 9.401.898, representing 2,84% of the issued share capital).

Stock Option Program: On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of € 4,50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

NOTE 43: Reserves & Retained Earnings

	31.12.2005	31.12.2004

Statutory reserve	252.594	207.770
Available for sale securities reserve	42.215	—
Currency translation differences reserve	17.803	(4.460)
Other reserves and retained earnings	1.137.551	838.038
Total reserves and retained earnings	1.450.163	1.041.348

Before paying dividends, the Bank, in accordance with its Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one-half of the Bank’s share capital.  Tax exempt reserves of €928 million are included in other reserves and retained earnings and represent profits made on the sale of shares, property, bonds and other similar assets taxed at special rates such as interest earned on treasury bills and bonds. These reserves are fully taxed upon distribution.

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve

	Continuing operations	Discontinued operations	Total 31.12.2005

At 1 January 2005	—	—	—
IAS 39 adjustments	132.770	(8.140)	124.630
Net gains / (losses) from changes in fair value of AFS investments	51.942	(9.549)	42.393
Net (gains) / losses transferred to income statement	(125.472)	—	(125.472)
Impairment losses on AFS investments	664		664
At 31 December 2005	59.904	(17.689)	42.215

The movement in the currency translation differences reserve may be summarised as follows:

Currency translation differences reserve

	31.12.2005	31.12.2004

At 1 January	(4.460)	—
Currency translation differences arising during the year	22.263	(4.460)
At 31 December	17.803	(4.460)

NOTE 44: Minority Interest

	31.12.2005	31.12.2004

Balance at 1 January	302.321	342.579
IAS 39 adjustments	(31.739)	—
Balance at 1 January as restated	270.582	342.579
Acquisitions /disposals	28.695	(31.012)
Merger through absorption of subsidiaries	(209.292)	—
Share of net profit of subsidiaries	23.590	12.771
Dividends of prior year	—	(10.173)
Exchange differences	144	—
Other	(3.722)	(11.844)
Balance 31 December	109.997	302.321

NOTE 45: Undated Tier I perpetual securities

	31.12.2005	31.12.2004
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	732.581	482.149
Undated Tier I perpetual securities	1.082.581	832.149

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non –Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

NOTE 46: Dividend per share

On 17 May 2005, at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved the distribution of a cash dividend in the amount of €0,60 per share (2004: €0,65). The Board of Directors, following the approval of these Financial Statements will propose to the Bank’s Annual General Meeting to be held on 12 April 2006, the distribution of a €1 dividend to ordinary shareholders.

NOTE 47: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	31.12.2005	31.12.2004

Cash and balances with central banks	1.323.340	714.260
Treasury bills	28.066	—
Due from banks	1.705.231	4.215.173
Investment securities	8.109	740
Total cash and cash equivalents	3.064.746	4.930.173

NOTE 48: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2005 and 31 December 2004 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors and General Managers of the Bank and members of management of other Group companies, in the normal course of business. The list of the members of the Board of Directors is shown under Note 1 General Information. Loans, deposits and letters of guarantee amounted to €1.510, €5.102 and €4 respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €14.489 (2004: €12.811).

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transaction between the Group and associated companies are disclosed below.

Transactions with associated companies

	31.12.2005	31.12.2004
Assets
Loans and advances to customers	41.520	36.939

Liabilities
Due to customers	35.839	45.660

Letters of guarantee	58.448	29.328

Income Statement
Interest and commission income	4.477	2.669
Interest and commission expense	5.120	3.497

NOTE 49: Acquisitions, disposals and other capital transactions

1.                                      Acquisitions and disposals

1.               National Investment Company, a 46,42% subsidiary of the Bank, increased its share capital on April 25 2005 by issuing 39.614.400 new shares. The Bank participated in the share capital increase of National Investment Company and as a result increased its participation interest by 9,27%.  During the first quarter of 2005, the Bank also acquired 0,83% of the shares of National Investment Company, thus increased in total its participation interest to 56,52% prior to merger through absorption.

2.               During the year ended 31 December 2005, the Bank increased its participation interest in the share capital of a) Banca Romaneasca S.A, b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmenis S.A and d) Ethnoplan S.A, by acquiring an additional 6,28%, 0,65%, 1,31%, and 3,00% respectively of the share capital of the aforementioned companies. The total participation interest of the Group in these companies is disclosed in note 50.

3.               On 3 August 2005, the Bank covered in full the share capital increase of its subsidiary Astir Alexandroupolis S.A for the amount of €1,04 million maintaining its 100% stake. Total consideration was satisfied by cash.

4.               Ethniki Ktimatikis Ekmetalefsis A.E, a 100% owned subsidiary of the Bank, is included in the consolidated financial statements of the Group as from 31 March 2005.  Prior that date, the company was under liquidation and its name was Elliniki Viomichania Metallikon Epiplon EVME.

5.               In September 2005, the Bank established NBG International Holdings BV in Netherlands as 100% subsidiary which was included for the first time in the interim consolidated financial statements of the Group as at 30 September 2005.

6.               In October 2005, the Bank’s subsidiary Ethniki Hellenic General Insurance, signed an agreement for the acquisition of the 100% of Alpha Insurance Romania and the 95% of the Alpha Insurance Brokerage,    from the Alpha Bank Group. The acquisition of Alpha Insurance Brokerage concluded within 2005 while that of Alpha Insurance Romania in the first months of 2006.

The net assets acquired amount to €0,362 million and the consideration paid reached the amount of €2,45 million resulting in goodwill of €2,088 million.

7.               In October 2005, the Bank announced the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. the holding company for New York Community Bank. The consideration to be received is USD 400 million payable in cash.

8.               In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank.

9.               In November 2005, the Bank signed an agreement for the acquisition of a majority stake (70%) of the      share capital of the Romanian leasing company EURIAL Leasing. The acquisition was concluded on 29 December 2005. The acquired company did not contribute operating income to the Group for the period from 1 January to 31 December 2005.

The details of the fair value of the assets and liabilities acquired and goodwill arising are as follows:

31.12.2005
Cash and cash equivalents	4
Due from other banks	1.885
Loans and advances to customers	50.915
Investment property	145
Intangible assets	10
Deferred tax assets	124
Other assets	601
Due to other banks	(44.850)
Due to customers	(237)
Other liabilities	(6.103)
Deferred tax liabilities	(67)
Total net assets	2.427

Group’s share on net identifiable assets (70%)	1.698
Goodwill	6.702
Total purchase consideration paid (discharged by cash)	8.400

Cost of acquisition	8.400
Less: Cash and cash equivalents in subsidiary acquired	(4)
Cash outflow on acquisition	8.396

The goodwill is attributable to the high profitability of the acquired business and the significant growth expected to arise in the Romanian leasing market.

2.                                      Mergers through absorption

National Bank of Greece and National Investment Company

Following the announcement of the Boards of Directors of National Bank of Greece (the “Bank”) and National Investment Company in June 2005 regarding the proposed merger through absorption of the latter by the former, the Bank’s second repeat General Meeting of its Shareholders held on 3 November 2005 passed the following resolutions:

a.               The merger through absorption of National Investment Company S.A. by the Bank, and specifically approved:

i.                  the relevant Draft Merger Agreement (dated 2/6/2005),

ii.               the individual and, in view of the absorption, combined pro-forma transformation balance sheet and income statement of the Bank as at 31/5/2005,

iii.            Emporiki Bank’s valuation report as to the fairness and reasonableness of the share exchange ratio,

iv.           PricewaterhouseCoopers chartered auditors’ reports certifying the book value of the Bank’s fixed assets as at the transformation date (31/5/2005),

v.              the fairness and reasonableness of the share exchange ratio (i.e. 12 shares of the absorbed company to 1 share of the absorbing), and

vi.           the Bank’s BoD report on the Draft Merger Agreement.

b.              Cancellation, pursuant to Companies’ Act 2190/1920, of National Investment Company’s shares owned by the absorbing Bank.

c.               Increase in the share capital of the Bank by €123,6 million approximately in total through

i.                  the issue of 5.023.534 new shares of nominal value of €4,80 to be distributed to the remaining shareholders, other than the absorbing Bank, of the absorbed National Investment Company S.A., and

ii.               an increase in the nominal value of the existing shares by equivalent capitalisation of the share premium account from €4,50 to €4,80.

National Investment Company was struck form the register of Societe Anonymes on 13 December 2005 and subsequently delisted on 28 December 2005.

Pursuant to the above and following completion of the merger, the Bank’s share capital amounted to €1.615.675.416 divided into 336.599.045 common registered shares of a nominal value of €4,80 each.

3.                                      Sale of own shares

In October 2005, National Bank of Greece (“NBG”) and Ethniki Kefaleou announced the successful sale of 9.169.970 shares of NBG via an accelerated book build to international and domestic institutional investors via a private placement. The final offering price was fixed at €32,90 per share. In addition, during the period insignificant amounts of own shares were disposed by other subsidiaries.

NOTE 50: Group consolidated companies

	Country of	% Participation
Name	incorporation	31.12.2005	31.12.2004
National Investment Company	Greece	—	46,42%
National Securities S.A	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
National Development of Northern Greece S.A	Greece	—	65,00%
NBG Balkan Fund Ltd.	Cyprus	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	100,00%	100,00%
NBG Canada	Canada	100,00%	100,00%
S.A.B.A.	S. Africa	99,50%	99,47%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus Ltd)	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D.	FYROM	71,20%	71,20%
United Bulgarian Bank (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBGI Inc. (NY)	U.S.A.	100,00%	100,00%
NBG Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease A.D. (Sofia)	Bulgaria	87,50%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	100,00%	100,00%
NBGI Jersey Limited	United Kingdom	—	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Lux Finance Holding S.A.	Luxembourg	100,00%	100,00%
National Real Estate	Greece	—	79,60%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A	Romania	97,14%	90,87%
Ethniki Hellenic General Insurance	Greece	76,65%	76,00%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	76,75%
ASTIR Alexandroupolis S.A	Greece	100,00%	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	79,52%
EKTENEPOL Construction Company	Greece	100,00%	79,60%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	79,60%

	Country of	% Participation
Name	incorporation	31.12.2005	31.12.2004
Hellenic Touristic Constructions	Greece	77,76%	61,90%
Ethnoplan S.A	Greece	100,00%	97,00%
Ethniki Ktimatikis Ekmetalefsis A.E	Greece	100,00%	—
NBG I Private Equity Funds	United Kingdom	100,00%	100,00%
NBG International Holdings BV	Netherlands	100,00%	—
Eurial Leasing SRL	Romania	70,00%	—
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,19%	78,64%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79,19%	78,64%
Insurance-Reinsurance Hellenic-Romanian Company Garanta SA	Romania	71,49%	63,48%
Audatex Hellas SA	Greece	53,65%	53,21%
Alpha Insurance Brokerage SA	Greece	72,82%	—

NOTE 51: Post balance sheet events

1. Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio.

On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors and the merger is considered to have been consummated on that date, with the effect from 31 July 2005, the date of transformation balance sheet in accordance with prevailing Greek law. Accordingly the assets and liabilities of National Real Estate have been incorporated in the financial statements of the Bank for the year ended 31 December 2005.

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares will increase by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), will raise the total number of the Bank’s shares to 339.269.412.

2. Acquisitions & Disposals

1.          In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca for 109.802.021 out of 126.000.000 new shares amounting to RON 219,6 million (equivalent €63m), with the option to cover in full the share capital increase up to the amount of RON 252 million (equivalent €70 million).

2.          In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,53 million.

3.          In February 2006, the Bank announced the conclusion of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million (equivalent €52 million).

4.          On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2,7 million. The acquisition was funded by the company’s own capital.

5.          On 22 February 2006, Group companies National Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life insurance Company and a Property and Casualty insurance company in Bulgaria. National Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3,1 million), and for the Property and Casualty insurance company to BGN 5,4 million (equivalent €2,8 million).

NOTE 52: Effects from transition to IFRS

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s		31.12.2004	31.12.2003

Total shareholders’ equity, as previously reported under Greek GAAP		2.522.088	2.431.217
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	I	(180.810)	(163.843)
Loans fees deferral (effective interest rate)	II	(39.413)	(23.748)
Re-measurement of fixed assets and intangibles	III	(29.885)	(3.089)
Securities revaluation	XIII	(31.160)	(83.234)
Recognition of tax related provisions	XII	(15.832)	(32.056)
Leasing - Government grants: re-measurement of B/S item	VI	(9.363)	(9.564)
Recognition of impairment losses on loans and advances	VII	(13.094)	(7.155)
Profit distribution recognised on cash basis	IX	215.041	198.784
Other		23.942	7.862
Total adjustments.		(80.574)	(116.043)
Recognition of minority interest on subsidiaries not consolidated under Greek GAAP	XI	216.510	182.791
Hybrid securities	VIII	832.149	350.000
Total shareholders’ equity, per IFRS		3.490.173	2.847.965

Reconciliation of consolidated income statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s		31.12.2004

Net profit reported under Greek GAAP		409.199
Adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	I	(16.967)
Loans fees deferral (effective interest rate)	II	(15.665)
Re-measurement/ de-recognition of intangibles	III	(11.528)
Re-measurement of tangible assets	III	22.213
Charge off compound interest on loans and similar provisions	VII	(19.903)
Gains on disposal of treasury shares	XIII	(65.040)
Effect from consolidation on new entities under IFRS	XI	3.909
Recognition of dividends on Tier I perpetual securities directly in equity	XIII	17.327
Profit distribution	XV	(17.924)
Other		(13.273)
Total adjustments		(116.851)
Net profit reported under IFRS		292.348

Consolidated Balance Sheet as at 1 January 2005 (Adoption of IAS 32, 39 & IFRS 4)

€ 000’s		31.12.2004	IAS 32, 39, IFRS 4 Adjustments/ Reclassifications	1.1.2005
ASSETS
Cash and balances with Banks & Due from banks		9.732.420	—	9.732.420
Investments	XIII	14.148.877	349.208	14.498.085
Loans & advances to customers		26.052.758	(32.688)	26.020.070
Fixed assets		2.156.141	—	2.156.141
Derivative financial instruments	XIII	—	191.378	191.378
Other assets	XIV	2.397.181	233.737	2.630.918
Total assets		54.487.377	741.635	55.229.012

LIABILITIES
Due to banks		6.413.741	—	6.413.741
Derivative financial instruments	XIII	—	287.402	287.402
Due to customers		40.865.176	—	40.865.176
Taxes	V, XIV	161.244	72.286	233.530
Retirement benefit obligations		225.331	—	225.331
Insurance	XIV	1.326.697	226.000	1.552.697
Other liabilities	XIV	2.005.015	298.447	2.303.462
Total liabilities		50.997.204	884.135	51.881.339

SHAREHOLDERS’ EQUITY
Share capital & share premium		1.524.483	—	1.524.483
Less: treasury shares		(210.128)	—	(210.128)
AFS reserve	XIII	—	124.692	124.692
Other reserves & retained earnings	XIII,XIV	1.041.348	(235.453)	805.895
Equity attributable to NBG shareholders		2.355.703	(110.761)	2.244.942

Minority Interest & Undated Tier I securities	XIII, XIV	1.134.470	(31.739)	1.102.731
Total shareholders’ equity		3.490.173	(142.500)	3.347.673
Total equity and liabilities		54.487.377	741.635	55.229.012

Consolidated Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s		IFRS (continuing and discontinued operations)	GrGAAP	Variation

Interest and similar income		2.222.769	2.627.797	(405.028)
Interest expense and similar charges		(797.476)	(1.209.034)	411.558
Net Interest income	II,VIII	1.425.293	1.418.763	6.530

Fee and commission income		431.693	474.745	(43.052)
Fee and commission expense		(27.003)	(76.931)	49.928
Net Fee and commission income	II	404.690	397.814	6.876

Earned premia net of reinsurance		560.939	—	560.939
Net claims incurred		(471.847)	—	(471.847)
Net premia from insurance contracts	XI	89.092	—	89.092

Dividend income	XI	18.381	17.036	1.345
Net trading income	IV,XI	108.785	120.642	(11.857)
Net result from investment securities		1.087	—	1.087
Other operating income	XI	146.007	88.775	57.232
Total operating income		2.193.335	2.043.030	150.305

Personnel expenses	I	(1.034.084)	(866.294)	(167.790)
General & Administrative expenses	XI	(351.491)	(298.018)	(53.473)
Depreciation and amortisation charges	III,X	(133.254)	(128.667)	(4.587)
Other operating expenses	III	(50.543)	(27.401)	(23.142)
Total operating expenses		(1.569.372)	(1.320.380)	(248.992)

Impairment losses on loans and advances	VI, VII	(172.450)	(177.869)	5.419
Share of profit of associates		25.154	32.197	(7.043)
Profit before tax		476.667	576.978	(100.311)

Tax expense	V	(184.319)	(167.779)	(16.540)
Net Profit		292.348	409.199	(116.851)

Net Profit attributable to:
Minority interests	XI	12.771	22.832	(10.061)
NBG ordinary shareholders		279.577	386.367	(106.790)

Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s		IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks		1.145.042	1.123.434	21.608
Treasury bills and other eligible bills		150.400	150.415	(15)
Due from banks (net)		8.587.378	8.797.016	(209.638)
Financial assets at fair value through P&L		11.615.536	13.307.228	(1.691.692)
Loans and advances to customers (net)	VII	26.052.758	26.312.445	(259.687)
Investment securities - available for sale		2.382.941	—	2.382.941
Investment property	X	125.905	—	125.905
Investments in associates	XI	218.759	945.322	(726.563)
Goodwill & other intangible assets	III, XI	73.675	113.837	(40.162)
Property & equipment	III, XI	1.959.636	1.165.060	794.576
Deferred tax assets	XII	75.022	—	75.022
Insurance related assets and receivables	XI	492.904	—	492.904
Other assets	XI	1.607.421	962.437	644.984
Total assets		54.487.377	52.877.194	1.610.183

LIABILITIES
Due to banks		6.413.741	6.415.083	(1.342)
Due to customers		40.865.176	40.808.585	56.591
Debt securities in issue		63.448	55.493	7.955
Other borrowed funds	VIII	748.642	1.582.149	(833.507)
Insurance related reserves and liabilities	XI	1.326.697	—	1.326.697
Current tax liabilities	V	150.328	—	150.328
Deferred tax liabilities	XII	10.917	—	10.917
Retirement benefit obligations	I	225.331	—	225.331
Other liabilities		1.192.924	1.493.796	(300.872)
Total liabilities		50.997.204	50.355.106	642.098

SHAREHOLDERS’ EQUITY
Share capital		1.492.090	1.492.090	—
Share premium account		32.393	32.393	—
Less: treasury shares	IV	(210.128)	(205.482)	(4.646)
Reserves and retained earnings	VI, IX	1.041.348	1.078.818	(37.470)
Equity attributable to NBG shareholders		2.355.703	2.397.819	(42.116)

Minority Interest	XI	302.321	124.269	178.052
Undated Tier I perpetual securities	VIII	832.149	—	832.149
Total shareholders’ equity		3.490.173	2.522.088	968.085

Total equity and liabilities		54.487.377	52.877.194	1.610.183

Consolidated cash flow statement under Greek GAAP and IFRS as at 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation

Cash flow from operating activities	(974.589)	(419.202)	(555.387)
Cash flow from investing activities	(244.423)	83.551	(327.974)
Cash flow from financing activities	384.621	239.494	145.127
Effect of foreign exchange rate fluctuations on cash and cash equivalents	(116.487)	—	(116.487)
Net increase/(decrease) in cash and cash equivalents	(950.878)	(96.157)	(854.721)
Cash and cash equivalents at beginning of period	5.881.051	6.160.393	(279.342)
Cash and cash equivalents at end of period	4.930.173	6.064.236	(1.134.063)

The main differences of the cash flow statement according to IFRS in comparison to the cash flow statement under Greek GAAP result from:

a) Cash and cash equivalents included amounts due from central Banks and credit institutions that mature in more than 90 days from date of acquisition.

b) The inclusion of foreign exchange fluctuations on cash and cash equivalents within the respective activities.

c) The non-inclusion of cash flow equivalents and cash flow movements from non-finance sector subsidiaries.

d) Other balance sheet items reclassifications.

I.	Defined benefits plans (IAS 19)
All unfunded liabilities arising from defined benefit pension plans were recognised as a liability. Under previous GAAP provisions were based on labour law for staff retirement only.

II.	Loan related fees and costs (IAS 18 & IAS 39)
All interest, interest-related fees and costs recognised at a constant rate to the expected maturity date. Under previous GAAP all fees were accounted for as commission income when incurred.

III.	Tangible and intangible assets (IAS 16, IAS 38 & IFRS 1)

For tangible and intangible assets, the Group applies the historic cost method of accounting. Under previous GAAP, following Greek tax rules, property was revalued every 4 years based on indexed amounts. Such revaluation, for Greek GAAP purposes, took place on 31/12/2004.

Property and equipment are depreciated on straight-line basis over their estimated useful lives. Under previous GAAP, depreciation was based on tax rates, which in general did not reflect the useful lives of tangible assets.

Intangible assets are recognised only when it is probable that future economic benefits will flow to the Group. Under previous GAAP various costs and expenses were capitalised.

IV.	Treasury shares (IAS 39)
Own stock held by the group companies, which were not consolidated under previous GAAP (see below for consolidation scope extension), is now classified as treasury shares and carried at cost.

V.	Tax provisions (IAS 37)
Tax provisions were raised for tax open years where the outflow was probable and an estimate could be made. Under previous GAAP no such provisions were raised for these outflows.

VI.	Leasing and government grants (IAS 17 & IAS 20)

When assets are leased under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Under previous GAAP all leases were recorded as operating leases. Government grants are presented as deferred income, which is recognised over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to shareholders equity. Under previous GAAP government grants were capitalised and shown as reserves.

VII.	Loans and receivables impairment (IAS 36)
Sundry receivables with indications of impairment were written off.

VIII.	Hybrid securities (IAS 32)

The innovative undated Tier I securities issued by a wholly owned subsidiary of the Bank, are perpetual and may be redeemed after July 2013 on any dividend date subject to the consent of the Bank. These securities were classified as minority interest within equity. Under previous GAAP these securities were classified as financial liabilities.

Non-innovative undated Tier I perpetual securities issued by wholly owned subsidiary guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. These securities were classified as minority interest within equity. Under previous GAAP these securities were classified as financial liabilities.

IX.	Dividends (IAS 10)
Dividends are accounted for when declared. Under previous GAAP dividends were accounted for when proposed.

X.	Investment property (IAS 40)

Investment property owned by the Group (or held through a leasing agreement, either finance or operating) is accounted for at cost and it is depreciated on straight-line basis over its estimated useful life. Under previous GAAP, property that was held for investment purposes, was presented under own-used fixed assets.

XI.	Consolidation scope (IAS 27)

A subsidiary undertaking, which is a company in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, is fully consolidated. Under previous GAAP those subsidiaries, which did not belong to the finance sector were accounted for as associates undertakings.

XII.	Deferred taxes (IAS 12)

Under IAS 12, deferred income tax is fully provided by the Group, using the liability method, on all temporary differences arising between the carrying amounts of its assets and liabilities and their amounts as measured for tax purposes. Under previous GAAP, there were no provisions for deferred taxes.

Adoption of IAS 32, 39 & IFRS 4

XIII.	Financial instruments
Securities (excluding derivatives)

Under IAS 39, securities are initially recognised at cost, including transaction costs. Subsequent to their initial recognition, trading and available for sale securities are measured at fair value, with fair value gains and losses recorded in income statement and equity respectively, whereas securities held to maturity are carried at amortised cost. Under previous GAAP, all securities were initially accounted for at cost and re-measured on an aggregate basis at the lower of their cost or market value. In addition, the Group, under IAS 39, recognizes all securities on trade date, whereas under previous GAAP securities were recognised when settled.

Derivatives

In accordance with IAS 39, all derivatives are carried at fair value. Under previous GAAP, exchange traded derivatives were accounted for at fair value whereas all over-the-counter derivatives were carried at cost.

XIV.	Insurance contracts

As of 1 January 2005, the Group allocated its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounted for its insurance contracts in accordance with Greek accounting principles.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assessed its recognised insurance liabilities adequacy by applying a liability adequacy test (“LAT”). As at 1 January 2005, additional liabilities resulting from the LAT performed increased the carrying amount of insurance liabilities as determined in accordance with Greek GAAP and were charged off to equity.

XV.	Bonuses to personnel
Bonuses to employees are accrued for in the period the related service is provided. Under previous GAAP, bonuses were included in the appropriation of profits account.

NOTE 53: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation.

NATIONAL BANK OF GREECE S.A.

Financial Statements

31 December 2005

In accordance with

International Financial Reporting Standards

February 2006

Table of Contents

Auditor’s report
Income Statement
Balance Sheet
Statement of Changes in Equity
Cash Flow Statement
Notes to the Financial Statements
NOTE 1: General Information
NOTE 2: Summary of significant accounting policies
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
2.3 Foreign currency translation
2.4 Regular way purchases and sales
2.5 Derivative financial instruments and hedging (Applicable for the Bank from January 1, 2005)
2.5.1 Fair value hedges
2.5.2 Cash flow hedges
2.6 Offsetting
2.7 Interest income and expense
2.8 Fee and commission income
2.9 Financial assets and financial liabilities at fair value through profit and loss
a) Trading securities
2.10 Sale and repurchase agreements
2.11 Securities borrowing and lending
2.12 Investment Securities
2.13 Loans and receivables
2.14 Impairment losses on loans and advances
2.15 Property and equipment
2.16 Investment property
2.17 Intangible assets
2.18 Leases
2.19 Cash and cash equivalents
2.20 Provisions
2.21 Employee benefits
2.21.1 Pension plans
2.22 Income taxes
2.23 Borrowings
2.24 Share capital and treasury shares
2.25 Segment reporting
2.26 Assets and Liabilities held for sale
2.27 Related parties transactions
2.28 Fiduciary and trust activities
2.29 Earnings per share
NOTE 3: Critical accounting policies, estimates & judgments
NOTE 4: Financial risk management
4.2 Market Risk
Interest Rate Risk
4.3 Liquidity risk
4.4 Foreign exchange risk
Capital adequacy (amounts in € million)
Tier I capital
Rating Agency
NOTE 5: Segment reporting
NOTE 6: Net Interest Income
NOTE 7: Net Fee and Commission Income
NOTE 8: Dividend Income
NOTE 9: Net Trading Income / Loss
NOTE 10: Other Operating Income
NOTE 11: Personnel Expenses
NOTE 12: Retirement benefit obligations
NOTE 13: General & administrative expenses
NOTE 14: Depreciation and amortisation charges
NOTE 15: Other operating expenses
NOTE 16: Tax expense
NOTE 17: Cash and balances with Central Bank
NOTE 18: Due from banks (net)
NOTE 19: Financial assets at fair value through P&L
NOTE 20: Derivative financial instruments (assets / liabilities)
NOTE 21: Loans & advances to customers (net)
NOTE 22: Investment securities
NOTE 23: Investments in subsidiaries and associates and assets classified as held for sale
Investment securities
NOTE 24: Intangible assets
NOTE 25: Property & equipment
NOTE 26: Deferred tax assets & liabilities
NOTE 27: Other assets
NOTE 28: Due to banks
NOTE 29: Due to customers
NOTE 30: Other borrowed funds
NOTE 31: Other liabilities
NOTE 32: Share capital, share premium and treasury shares
Treasury Shares
NOTE 33: Reserves & Retained Earnings
At 1 January 2005
NOTE 34: Dividends per share
NOTE 35: Cash and cash equivalents
NOTE 36: Earnings per share
NOTE 37: Contingent liabilities and commitments
NOTE 38: Related –party transactions
NOTE 39: Post balance sheet events

2

NOTE 40: Acquisitions & Disposals
NOTE 41: Reclassifications
NOTE 42: Effects from transition to IFRS

3

Auditor’s report

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

We have audited the accompanying balance sheet of “National Bank of Greece S.A.” (the “Bank”) as of 31 December 2005 and the related statements of income, changes in shareholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Greek Auditing Standards, which are based on the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation as well as assessing the consistency of the Board of Director’s report with the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements give a true and fair view of the financial position of the Bank as of 31 December 2005, and of the results of its operations, its changes in shareholders equity and the cash flows for the year then ended in accordance with the International Financial Reporting Standards that have been adopted by the European Union and the Board of Director’s Report is consistent with the aforementioned financial statements.

Without qualifying our opinion, we draw attention to Note 39 of the financial statements which describes the basis of accounting for the merger of the Bank with National Real Estate Company SA.

Athens, 28 February 2006

Certified Public Accountant – Auditor

Nicolaos C. Sofianos

RN SOEL 12231

Hadjipavlou Sofianos &

Cambanis S.A.

Assurance & Advisory Services

250 - 254 Kifissias Ave.

GR - 152 31 Halandri

Athens

4

Income Statement

		From 1 January to
€ 000’s	Note	31.12.2005	31.12.2004

Interest and similar income		2.153.971	1.871.114
Interest expense and similar charges		(818.197)	(712.699)
Net interest income	6	1.335.774	1.158.415

Fee and commission income		298.729	286.910
Fee and commission expense		(57.756)	(57.080)
Net fee and commission income	7	240.973	229.830

Dividend income	8	47.455	80.102
Net trading income/loss	9	11.035	73.877
Net result from investment securities		102.689	(352)
Other operating income	10	31.060	44.949
Total operating income		1.768.986	1.586.821

Personnel expenses	11	(657.640)	(791.119)
General & administrative expenses	13	(212.431)	(208.884)
Depreciation and amortization charges	14	(72.146)	(79.720)
Other operating expenses	15	(12.481)	(22.272)
Total operating expenses		(954.698)	(1.101.995)

Impairment losses on loans and advances		(191.421)	(137.679)
Profit before tax		622.867	347.147

Tax expense	16	(148.553)	(112.246)
Net Profit		474.314	234.901

Earnings per share
Basic	36	€1.42	€0.71

Athens, 28 February 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 57 are an integral part of these financials statements

5

Balance Sheet

€ 000’s	Note	31.12.2005	31.12.2004

ASSETS
Cash and balances with central banks	17	1.848.223	817.612
Treasury bills and other eligible bills	—	86.078	118.674
Due from banks.	18	4.142.623	8.322.507
Financial assets at fair value through P&L	19	13.409.663	11.293.119
Derivative financial instruments	20	283.500	—
Loans and advances to customers (net)	21	27.178.715	23.096.956
Investment securities - available for sale	22	2.153.682	339.648
- held to maturity	22	43.781	—
Investment property	—	416	414
Investments in subsidiaries	23	1.398.070	1.528.646
Investments in associates	23	278.025	280.593
Intangible assets	24	33.878	28.717
Property & equipment	25	1.142.738	1.060.862
Deferred tax assets	26	148.759	41.156
Other assets	27	1.111.303	1.218.530
Assets classified as held for sale	23	19.476	—
Total assets		53.278.930	48.147.434

LIABILITIES
Due to banks	28	4.986.420	5.748.858
Derivative financial instruments	20	303.422	—
Due to customers	29	41.060.200	37.174.565
Other borrowed funds	30	2.024.051	1.582.149
Other liabilities	31	1.644.542	864.402
Current tax liabilities	31	139.375	108.872
Deferred tax liabilities	26	85.575	4.348
Retirement benefit obligations	12	62.856	40.967
Total liabilities		50.306.441	45.524.161

SHAREHOLDERS’ EQUITY
Share capital	32	1.696.347	1.492.090
Share premium account	—	—	32.393
Less: treasury shares	32	(1.085)	(29.518)
Reserves and retained earnings	33	1.277.227	1.128.308
Equity attributable to NBG shareholders		2.972.489	2.623.273

Total liabilities and equity		53.278.930	48.147.434

Athens, 28 February 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 57 are an integral part of these financials statements

6

Statement of Changes in Equity

€ ‘000	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
Movement in equity from 01.01 to 31.12.2004
Balance at 1 January 2004	1.147.761	32.393	(283)	1.403.520	2.583.391
Issue of share capital	344.329	—	—	(344.329)	—
Profit/(loss) for the period	—	—	—	234.901	234.901
Purchases of treasury shares	—	—	(29.518)	—	(29.518)
Sales of treasury shares			283		283
Dividends	—	—	—	(165.784)	(165.784)
Balance at 31 December 2004	1.492.090	32.393	(29.518)	1.128.308	2.623.273
Adoption of IAS 39				2.696	2.696
At 1 January 2005 IFRS restated	1.492.090	32.393	(29.518)	1.131.004	2.625.969
Movement in equity from 01.01 to 31.12.2005
Movement in the AFS reserve	—	—	—	(64.014)	(64.014)
Merger through absorption of subsidiaries	204.257	(32.393)	(11.442)	(89.142)	71.280
Profit/(loss) for the period	—	—	—	474.314	474.314
Purchases of treasury shares	—	—	(10.179)	—	(10.179)
Sales of treasury shares			50.054	23.153	73,207
Dividends	—	—	—	(197.958)	(197.958)
Currency translation differences	—	—	—	(130)	(130)
Balance at 31 December 2005	1.696.347	—	(1.085)	1.277.227	2.972.489

The notes on pages 9 to 57 are an integral part of these financials statements

7

Cash Flow Statement

€ 000’s	Note	31.12.2005	31.12.2004
Cash flows from operating activities
Net profit		474.314	234.901
Adjustments for:
Non-cash items included in net profit and other adjustments:		114.865	126.362
Depreciation, amortisation & impairment on fixed assets		72.146	79.720
Credit loss expense / (recovery)		191.655	142.088
Deferred tax expense / (benefit)		10.145	(1.106)
Dividend income from investment securities		(42.126)	(75.300)
Net (profit) / loss on sale of fixed assets		(14.266)	(19.392)
Net realised (gains) / losses on available for sale securities		(102.689)	352
Net (increase) / decrease in operating assets:		(4.045.126)	(1.602.743)
Net due to/ from banks		855.021	(4.136.019)
Trading securities		(4.573.758)	4.773.793
Net proceeds/ (purchase) of treasury bills and other eligible bills		32.560	(43.657)
Net derivative financial instruments		(42.136)	—
Net loans and advances to customers / due from customers		(404.323)	(2.316.262)
Other assets		87.510	119.402
Net increase / (decrease) in operating liabilities:		689.149	31.841
Other deposits		(181)	(10)
Income taxes paid		(108.115)	(114.873)
Other liabilities		797.445	146.724
Net cash flow from / (used in) operating activities		(2.766.798)	(1.209.639)
Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired)		(12.548)	(30.796)
Amounts paid for share capital increase of subsidiaries		(259.010)	(3.158)
Dividends received from investment securities		42.126	75.300
Purchase/disposal of fixed assets		(43.064)	(57.819)
Net proceeds / purchases of investment securities – Available for sale investments in subsidiaries		924.492	23.346
Maturity of investment securities – held to maturity		43.700	—
Proceeds from sale of other securities		1.764	—
Net cash from / (used in) investing activities		712.509	6.873
Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		441.903	469.407
Net sales /(purchases) of treasury shares		63.028	(29.235)
Dividends paid		(197.958)	(165.784)
Net cash from / (used in) financing activities		306.973	274.388
Effect of exchange rate changes on cash and cash equivalents		114.078	(111.275)
Net increase/(decrease) in cash and cash equivalents		(1.633.238)	(1.039.653)
Cash and cash equivalents of absorbed entities		9.293	—
Cash and cash equivalents at beginning of period		4.270.439	5.310.092
Cash and cash equivalents at end of period	35	2.646.494	4.270.439

8

Notes to the Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has a further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, and bank assurance services. The Bank is also diversified and organized on a worldwide basis into South Eastern Europe, European Union and Africa. The Bank is managed by the Board of Directors, which has fifteen members.

The Board of Directors, following the Bank’s Annual General Meeting held on 17 May 2005, consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Independent Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

These financial statements (hereinafter the “Financial Statements”) have been approved for issue by the Bank’s Board of Directors on 28th February 2006.

The Financial Statements are subject to the approval of the Annual General Meeting of the Bank’s shareholders.

9

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The financial statements of the Bank (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) after taking into consideration the provisions of IFRS 1 regarding first time adoption and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities held for trading and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Bank adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Bank has applied IFRS expected in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31st December 2005 in its financial reporting with effect from 1st January 2004 with the exception of the standards relating to financial instruments (IAS 32, 39).

The Bank has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In 2004 comparatives, financial instruments are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

The impact of the transition to IFRS on the financial position and the comparatives as previously reported under Greek generally accepted accounting principles (“Greek GAAP”) is summarised in Note 42.

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Bank’s accounting periods beginning on or after 1 January 2005:

• IFRIC 2, Members’ Shares in Co-operative Entities and Similar Instruments (effective from 1 January 2005);

• SIC 12 (Amendment), Consolidation – Special Purpose Entities (effective from 1 January 2005);

• IAS 39 (Amendment), Transition and Initial Recognition of Financial Assets and Financial Liabilities (effective from 1 January 2005).

Standards, interpretations and amendments to published standards that are not yet effective

The Bank has decided to apply the following amendment for the annual period beginning 1 January 2005 (early adoption):

• IAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Bank’s accounting periods beginning on or after 1 January 2006 or later periods but which the Bank has not early adopted, as follows:

• IAS 19 (Amendment), Employee Benefits (effective from 1 January 2006).

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This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Bank does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Bank will apply this amendment from annual periods beginning
1 January 2006.

• IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect profit or loss. This amendment is not relevant to the Bank’s operations, as the Bank does not have any intragroup transactions that would qualify as a hedged item in the financial statements as of 31 December 2005 and 2004.

• IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it will not have a significant impact on the Bank’s financial position.

• IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Bank assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Bank intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

• IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and concluded that this amendment will have a limited impact to the format and extent of disclosures presented in the accounts on the Bank’s operations.

2.3 Foreign currency translation

Items included in the financial statements of each entity of the Bank are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognized in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

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2.4 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Bank uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognized at “trade date”.

2.5 Derivative financial instruments and hedging (Applicable for the Bank from January 1, 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Bank and in liabilities when unfavourable to the Bank. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Bank enters into derivative instruments used for trading purposes, realized and unrealised gains and losses are recognized in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

The Bank also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Bank applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Bank’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Bank achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

2.5.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognized immediately in the income statement.

2.5.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognized initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

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Certain derivative instruments transacted as effective economic hedges under the Bank’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognized in trading income.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.7 Interest income and expense

Interest income and expense are recognized in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.8 Fee and commission income

Fees and commissions are generally recognized on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognized upon completion of the underlying transaction.

2.9 Financial assets and financial liabilities at fair value through profit and loss

(Applicable for the Bank from January 1, 2005)

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a) Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists.

Trading securities are initially recognized at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realized on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognized at trade date, which is the date that the Bank commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

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b) At fair value through profit or loss

Upon initial recognition the Bank may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

The Bank has also designated certain financial liabilities as at fair value through profit and loss with fair value changes reported under net trading income.

2.10 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.11 Securities borrowing and lending

 (Applicable for the Bank from January 1, 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Bank monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.12 Investment Securities

 (Applicable for the Bank from January 1, 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognized at trade date, which is the date that the Bank commits to purchase or sell the asset.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognized valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired. Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortized cost using the effective interest rate method, less any provision for impairment. Amortized

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cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognized valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.13 Loans and receivables

 (Applicable for the Bank from January 1, 2005)

Loans originated by the Bank include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Bank are recognized when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortized cost using the effective interest rate method.

Interest on loans originated by the Bank is included in interest income and is recognized on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortized to interest income over the life of the loan using the effective interest rate method.

2.14 Impairment losses on loans and advances

 (Applicable for the Bank from January 1, 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

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For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Bank to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax law in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.15 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Bank for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Bank has adopted the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Bank beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Bank periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

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2.16 Investment property

Investment property includes land and buildings, owned by the Bank with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Bank under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease. In accordance with the transitional provisions set out in IFRS 1, the Bank has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.17 Intangible assets

Intangible assets include computer software and other separately identifiable intangible assets.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Bank that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets, are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Bank is recognized as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.18 Leases

a. The Bank is the lessee

Leases where the Bank has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

b. The Bank is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

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Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

2.19 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

2.20 Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.21 Employee benefits

The Bank operates various retirement benefit plans. Such plans are classified as pension plans.

2.21.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Bank follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortized over the average remaining service lives of the employees participating in the plan. The Bank on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognized all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Bank contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.22 Income taxes

Income tax payable on profits is recognized as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from provisions for pensions and revaluation of certain assets..

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Bank and it is probable that the difference will not reverse in the foreseeable future.

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Deferred tax asset is recognized for all deductible temporary differences arising from branches to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognized in the income statement together with the deferred gain or loss.

2.23 Borrowings

Borrowings are initially recognized at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortized cost and any difference between net proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.24 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognized as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank.

Treasury shares: NBG shares held by the Bank are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank, are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.25 Segment reporting

The Bank is organized into five business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Bank reports its primary segment information.

2.26 Assets and Liabilities held for sale

Assets and liabilities (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS’s. Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Bank’s business that represents a separate major line of business that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operations occurs upon disposal or when the operations meets the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

The Bank adopted IFRS 5 from January 2005 prospectively in accordance with the standard’s provisions.

2.27 Related parties transactions

Related parties include entities, which the Bank has the ability to control or exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

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All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.28 Fiduciary and trust activities

The Bank provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Bank receives fee income for providing these services. Trust assets are not assets of the Bank and are not recognized in the financial statements. The Bank is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.29 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

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NOTE 3: Critical accounting policies, estimates & judgments

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Financial Statements and accompanying notes. The Bank believes that the judgments, estimates and assumptions used in the preparation of the Financial Statements are appropriate given the factual circumstances as of 31 December 2005.

Various elements of the Bank’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the Bank has identified accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of the financial statements to those judgments, estimates and assumptions, are critical to an understanding of the financial statements.

Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models. A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

Fair value option

We adopted revised IAS 32 and revised IAS 39 at 1 January 2005. We have applied the exception provided in IFRS 1 not to restate the comparative prior year. Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. We apply the fair value option primarily to debt instruments in order to present more relevant information by eliminating or significantly reducing a measurement inconsistency (an accounting mismatch) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on different bases. .

Recognition of deferred Day 1 Profit and Loss

We have entered into transactions, some of which will mature after more than ten years, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, we do not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

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Our decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortized over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, we measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without reversal of deferred Day 1 profits and losses.

Investments in subsidiaries and associates.

The Bank regularly reviews investments in subsidiaries and associates for possible impairment indications. If the impairment indicators are identified, the Bank makes an assessment about whether the carrying amount of such investments remains fully recoverable. When making this assessment the Bank compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Bank believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Bank’s salary increases each year. The expected long-term return on plan assets represents

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management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long term rate of return assumption the Bank and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Critical accounting judgements

Useful lives of depreciable assets

The management of the Bank determines the estimated useful lives and related depreciation charges for its property and other equipment. The Bank’s estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment and it could not change significantly. However, management will change the depreciation charge where useful lives are turned to be different than previously estimated lives or it will write down or write off technically obsolete assets.

Held to maturity investments

The Bank follows the IAS 39 guidance of on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification is based on the Bank’s evaluation of its intention and ability to hold such investment to maturity.

Impairment of available-for-sale financial assets

The Bank follows the guidance of IAS 39 on determining when an investment is other than temporarily impaired. This determination requires judgment and the Bank evaluates the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes

The Bank is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Bank recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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NOTE 4: Financial risk management

4.1 Credit risk

The credit risk process for the Bank is managed centrally by the Group Risk Management Division, which works closely with centralized underwriting units responsible for particular type of loans. Under the Bank’s facility risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favourable terms, while loans to high risk borrowers generally require third party guarantees and additional collateral. The bank also uses a number of obligor rating systems, assigning a borrower rating to each counterparty, whether large, medium corporate or small business. This rating is based primarily upon quantitative criteria (mostly liquidity, profitability, capital structure and debt service ratios) as well as qualitative factors such as management quality, reputation with customers and employees and company standing. In addition, all Bank’s rating systems consider the borrower’s industry risk and its relative position within its peer group.

The Bank’s credit exposure to each borrower is subject to a detailed risk review at least annually, or semi-annually in case of high-risk borrowers, with all outstanding facilities being reviewed. Interim reviews are also undertaken throughout the year and on an ongoing basis, following a late payment, if there are issues which may affect the course of business of the borrower, or changes relevant to the borrower’s creditworthiness. In case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer and are monitored by the Group’s Risk Management Unit. Credit reviews include consideration of the customer’s historical and projected business performance, balance sheet strength and cash flow generation capability, together with relevant industry trends. These matters are considered in relation to the size, structure and maturity of the Bank’s exposure to its client, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, the Bank may increase its collateral level, reset the interest rate at a higher level or decrease its facility line. In addition, credit officers responsible for the customer will intensify the monitoring of other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility is restructured or future lending and renewals of existing lines are rejected. With respect to the facility risk rating categorization, a coefficient Expected Loss analysis is applied to all commercial and corporate loans and its results are taken into consideration during the formulation of the Bank’s provisioning policy.

Trends in the loan portfolio, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans, whose principal and interest payments are in arrears for up to three months, and have not yet been classified as non performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralized under the Mortgage Credit Division. Centralised underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount.  Maximum loan amount usually does not exceed the 75% of the market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant’s credit profile, type of ownership, location of the asset, type of the financed property etc.

For Personal Loans and Credit cards, the credit approval process is carried out through the use of bespoke credit scorecards. Risk monitoring, among other analyses, includes vintages by period of disbursement, issuing channel, and product type for various bad definitions, thus continuously insuring sufficient calculation of the probability of default.

The credit granting processes and procedures are centralized. The rational behind this organizational structure is three-fold:

•                  To ensure correct application of credit policy

•                  To effectively channel the applications though the business pipeline, thus speeding up the decision making process, while ensuring accuracy and consistency

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•                  To effectively monitor the client information input process

Furthermore, through the development of models which estimate Probability of Default (PD) and Loss Given Default (LGD) on a portfolio basis, Risk Management is able to calculate, evaluate and monitor expected, and unexpected losses for all portfolio asset classes and segments.

The recently established Retail Banking Collection Division carries the responsibility of monitoring and collecting past due amounts of the entire retail portfolio. The Division’s objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

Geographical distribution of assets and liabilities is set out below:

	31.12.2005	31.12.2005	31.12.2005		31.12.2005
Description	Total Assets	Total Liabilities	Credit Commitments	31.12.2005 Revenues	Capital expenditure
Greece	49.443.269	46.704.245	12.953.650	2.456.186	62.746
SE Europe (Balkans, Cyprus and Egypt)	378.448	332.704	41.472	26.666	—
West European countries	3.437.480	3.269.182	145.874	162.086	—
United States and Canada	257	159	—	1	—
South Africa	—	25	—	—	—
Subtotal	53.259.454	50.306.315	13.140.996	2.644.939	62.746
Unallocated assets / liabilities	19.476	63	—	—	—
Total assets / liabilities	53.278.930	50.306.378	—	—	—

	31.12.2004	31.12.2004	31.12.2004		31.12.2004
Description	Total Assets	Total Liabilities	Credit Commitments	31.12.2004 Revenues	Capital expenditure
Greece	44.086.747	41.989.548	4.874.970	2.157.895	51.637
SE Europe (Balkans, Cyprus and Egypt)	448.138	262.454	78.969	30.771	—
West European countries	3.553.470	3.268.981	212.441	165.448	—
United States and Canada	19.206	2.941	0	442	—
South Africa	39.873	237	26.032	2.041	—
Total assets / liabilities	48.147.434	45.524.161	5.192.412	2.356.597	51.637

Geographical concentration of loan portfolio (net) is set out below:

	31.12.2005%		31.12.2004%
Description
Greece	25.665.317	94%	21.546.977	94%
SE Europe (Balkans, Cyprus and Egypt)	266.854	1%	310.812	1%
West European countries	1.246.544	5%	1.211.442	5%
United States and Canada	—	0%	10.000	0%
South Africa	—	0%	17.725	0%
	27.178.715		23.096.956

4.2 Market Risk

The Bank takes on exposure to market risk. Market risk is the risk of loss attributed to adverse changes in the liquidity and market value of the Bank’s portfolio due to general and specific market movements, the most significant of which are: interest rates, foreign exchange rates and equity prices.

Market risk is primarily incurred through the Bank’s trading portfolio.

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Since 2003, the Bank applies the “Value at Risk-(VaR)” model to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Bank currently implements the VaR model, assuming a one-day holding period and utilizing a confidence level of 99% taking into account the sum of all our trading and available for sale (AFS) positions in all currencies. In addition, the Bank aiming to accelerate the process of the determination and the maximum utilization of its results adopted within 2005 and applied the most advanced methodology of ‘Algorithmics’ company for measuring market risk variables. It is noted that Bank of Greece has also certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to individual market risk variables such as interest rate risk, foreign exchange risk and equity risk but also to the overall market risk and concern both, the trading and investment portfolio of the Bank. For 2005, the VaR estimate for the Bank’s trading portfolio, moved between € 2.0 million and € 7.8 million with an average estimate of € 4.7 million.

The Bank in order to ensure the quality and reliability of the VaR estimates conducts a back-testing program for both the trading and the investment portfolio. “Back-testing” compares the one-day VaR calculated on positions at the close of each business day (theoretical gains / losses), with the actual gains / losses arising on those positions on the next business day. It is noted that in a total of 251 working days of 2005, there were only 3 cases representing 1,20% where the actual change in the value of the portfolio exceeded the VaR estimates.

Supplementary to the VaR model, the Bank on a monthly basis applies standard stress scenarios aiming to approximate the gains or losses of both, the trading and investment portfolio, in cases of severe movements of market risk variables, such as interest and foreign exchange rates and crises in equity, corporate and emerging markets.

Interest Rate Risk

For 2005, interest rate risk remained the most significant risk to which the Bank was exposed, due to the worldwide fluctuations of the interest rates. The principal source of interest rate risk exposure arises from the Bank’s bond portfolio, which mainly consists of Greek government bonds, for which the Bank is the principal market maker, in both the primary and the secondary markets. Its relatively large inventory facilitates its market-making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds.

As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterised by moderate moves resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates.

The Bank is also active in the interbank deposit market.

Interest rate risk of assets and liabilities is set out below:

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	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total 31.12.2005
Assets
Cash and balances with central banks	1.286.430	1.384	—	—	5.474	554.935	1.848.223
Treasury bills and other eligible bills	17.400	5.278	63.400	—	—	—	86.078
Due from banks	1.325.326	987.613	1.313.508	305.142	—	211.034	4.142.623
Financial assets at fair value through P&L	363.294	315.786	6.826.281	3.878.158	1.806.220	219.924	13.409.663
Loans and advances to customers (net)	16.313.454	2.027.002	6.321.864	1.292.484	1.092.775	131.136	27.178.715

Investment securities-available for sale *	49.064	211.253	404.759	370.717	779.975	1.735.984	3.551.752
- held to maturity	8.659	—	35.120	—	—	—	43.779
Other	1.063.678	302	4.809	830	—	1.929.002	2.998.621
Assets held for sale	—	—	—	—	—	19.476	19.476
Total assets	20.427.305	3.548.618	14.969.741	5.847.331	3.684.444	4.801.491	53.278.930
Liabilities
Due to banks	3.866.717	902.086	186.106	16.386	9.243	5.882	4.986.420
Due to customers	36.423.742	1.959.507	2.177.757	192.203	1.567	305.424	41.060.200
Other borrowed funds	350.000	988.444	685.607	—	—	—	2.024.051
Other	732.787	24.747	3.171	328	208	1.475.035	2.235.740
Total liabilities	41.373.246	3.874.784	3.052.641	208.589	10.810	1.786.341	50.306.411

Total interest sensitivity gap	(20.945.941)	(326.166)	11.917.100	5.638.742	3.673.634	3.015.150	2.972.519

* amounts include investments in subsidiaries

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total 31.12.2004

Total assets	10.403.123	14.312.490	7.467.263	7.586.409	2.645.132	5.733.017	48.147.434
Total liabilities	35.805.741	2.811.574	2.762.061	91.058	22.210	4.031.517	45.524.161

Total interest sensitivity gap	(25.402.618)	11.500.916	4.705.202	7.495.351	2.622.922	1.701.500	2.623.273

4.3 Liquidity risk

Liquidity risk is defined as the risk of a financial institution not to be able to meet its obligations as they become due, because of lack of the required liquidity.

The Bank’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 30% of the Greek deposit market (savings and sight accounts) as of 31 December 2005. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Bank also derives liquidity from the results of its operations and disposals of securities and other assets. In recent years, the Bank has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Bank was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base. The Bank participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

Liquidity risk management seeks to ensure that, even under adverse conditions, the Bank has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Bank’s operations. Liquidity risk arises in the general funding of the Bank’s financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost

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of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The Risk Management Council monitors differences in maturities between assets and liabilities by analyzing funding requirements based on various assumptions, including conditions that might have an adverse impact on the ability of the Bank to liquidate investment and trading positions and its ability to access the capital markets.

The table below analyses the Bank’s assets and liabilities into relevant maturity groupings according to the remaining period at balance sheet date to the contractual maturity date.

	Subject	Up to 1	1 to 3	3 to 12			31.12.2005
Assets	to notice	month	months	months	1 to 5 yrs	Over 5 yrs	Total
Cash and balances with central banks	573.941	1.267.290	1.384	—	—	5.608	1.848.223
Treasury bills and other eligible bills	—	17.400	5.277	63.401	—	—	86.078
Due from banks	7.992	1.521.323	986.262	1.315.285	311.761	—	4.142.623
Financial assets-fair value through P&L	164	201.842	74.881	623.703	4.362.047	8.147.026	13.409.663
Derivative financial instruments	—	49.541	6.992	31.595	39.971	155.401	283.500
Loans and advances to customers (net)	7.323	2.403.364	1.861.336	5.032.615	8.229.047	9.645.030	27.178.715
Investment securities -available for sale*	—	45.352	50.099	85.177	425.695	2.945.429	3.551.752
- held to maturity	—	—	—	20.869	10.912	12.000	43.781
Other	110.687	920.591	140.027	19.066	1.777	1.552.971	2.715.119
Assets held for sale	—	—	—	—	—	19.476	19.476
Total assets	700.107	6.426.703	3.126.258	7.191.711	13.381.210	22.452.941	53.278.930
Liabilities
Due to banks	5.584	3.744.973	881.268	273.925	71.376	9.294	4.986.4120
Derivative financial instruments	—	29.718	9.931	31.081	52.426	180.266	303.422
Due to customers	51229	36.727.717	1.878.649	2.174.391	226.319	1.895	41.060.200
Other orrowed funds	—	—	—	—	750.000	1.274.051	2.024.051
Other	2.324	511.958	1.181.310	145.256	2.140	89.360	1.932.348
Total liabilities	59.137	41.014.366	3.951.158	2.624.653	1.102.261	1.554.866	50.306.441

Net liquidity gap	640.970	(34.587.663)	(824.900)	(4.567.056)	(12.278.949)	20.898.076	2.972.489

* amounts include investments in subsidiaries

	Subject to	Up to 1	1 to 3	3 to 12			31.12.2004
	notice	month	months	months	1 to 5 yrs	Over 5 yrs	Total
Total assets	2.384.216	8.354.735	3.685.848	8.732.149	11.543.477	13.447.009	48.147.434
Total liabilities	226.408	26.753.568	2.112.813	2.341.861	13.209.482	880.029	45.524.161
Net liquidity gap	2.157.808	(18.398.833)	1.573.035	6.390.288	(1.666.005)	12.566.980	2.623.273

4.4 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

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The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Bank’s Risk Management Council and monitored by the Internal Audit Division. The Bank’s exposure to foreign exchange risk is as follows:

							31.12.2005
Assets	EURO	USD	GBP	JPY	CHF	Other	Total

Cash and balances with central banks	1.818.888	15.348	1.688	138	450	11.711	1.848.223
Treasury bills and other eligible bills	68.052	—	—	—	—	18.026	86.078
Due from banks (net)	3.470.728	442.162	92.572	6.158	47.060	83.943	4.142.623
Financial assets - fair value through P&L	13.311.039	91.617	—	—	—	7.007	13.409.663
Derivative financial instruments	220.443	51.392	487	4.325	2.332	4.521	283.500
Loans and advances to customers (net)	25.869.232	949.236	179.499	16.532	117.200	47.016	27.178.715
Investment in subsidiaries
Investment securities -available for sale *	2.749.141	353.370	131.553	268.580	—	49.108	3.551.752
- held to maturity	40.968	—	—	—	—	2.813	43.781
Investment property	—	165	—	—	—	251	416
Investments in associates	278.025	—	—	—	—	—	278.025
Intangible assets	28.907	2.246	237	—	—	2.488	33.878
Property & equipment	1.114.910	2	24.135	—	—	3.691	1.142.738
Other assets, including tax assets						19.476	19.476
Assets held for sale	989.124	107.055	125.333	34.511	572	3.467	1.260.062
Total assets	50.178.334	1.874.148	543.657	330.244	167.614	184.933	53.278.930

Liabilities	EURO	USD	GBP	JPY	CHF	Other	Total
Due to banks	4.546.214	304.074	70.846	130	7.050	58.106	4.986.420
Derivative financial instruments	178.082	68.628	1.777	53.299	258	1.378	303.422
Due to customers	35.487.466	3.632.987	387.927	371.264	39.163	1.141.393	41.060.200
Other borrowed funds	1.663.154	144.914	—	215.983	—	—	2.024.051
Other liabilities including tax liabilities	1.647.986	94.479	13.563	51.808	2.465	59.191	1.869.492
Retirement benefit obligations	62.856	—	—	—	—	—	62.856
Total liabilities	43.585.758	4.245.082	474.113	692.484	48.936	1.260.068	50.306.441
Net on balance sheet position	6.373.699	(2.232.489)	81.391	(362.240)	118.678	(1.006.550)	2.972.489

* amounts include investments in subsidiaries

							31.12.2004
	EURO	USD	GBP	JPY	CHF	Other	Total
Total assets	43.389.529	3.166.620	779.810	369.066	275.475	166.934	48.147.434
Total liabilities	39.081.823	3.996.433	728.434	567.778	74.319	1.075.374	45.524.161
Net on balance sheet position	4.307.706	(829.813)	51.376	(198.712)	201.156	(908.440)	2.623.273
Credit commitments	5.147.098	—	—	—	—	45.314	5.192.412

29

4.5 Fair values of financial assets and liabilities

	31.12.2005		31.12.2004
Financial assets	Carrying amount	Fair value	Carrying amount	Fair value
Treasury bills and other eligible bills	86.078	86.078	118.674	118.708
Due from other banks	4.142.623	4.137.762	8.322.507	8.322.508
Loans and advances to customers (net)	27.178.715	27.835.917	23.096.956	23.496.806
Investment securities - available for sale	3.551.752	3.551.752	1.868.294	1.882.196
Investment securities - held to maturity	43.781	43.781
Investment property	416	835	414	472
Investments in associates	278.025	278.025	280.593	280.593
Intangible assets	33.878	33.878	28.715	28.715
Property, plant and equipment	1.142.738	1.142.738	1.060.862	1.060.862

Financial liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Due to other banks	4.986.420	4.988.785	5.748.858	5.748.130
Due to customers	41.060.200	41.056.289	37.174.565	37.174.039
Other borrowed funds	2.024.051	2.024.051	1.582.149	1.582.148

4.6 Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

30

Capital adequacy (amounts in € million)

Capital:	31.12.2005
Upper Tier I capital	2.560
Lower Tier I capital	—
Deductions	(34)
Tier I capital	2.526
Upper Tier II capital	1.089
Lower Tier II capital	966
Deductions	(6)
Total capital	4.575

Risk weighted assets:
On Balance sheet (investment book)	24.339
Off Balance sheet (investment book)	1.868
Trading portfolio	999
Total risk weighted assets	27.206

Ratios:
Core & Tier I	9.28%
Total BIS	16.82%

As at 31 December 2005, in accordance with IFRS and the rules of the Bank for International Settlements (BIS), the capital base of the NBG was €4.575 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BIS rules was €2.399 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Services Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s *	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	-	Positive
Fitch *	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

(*) Affirmed or upgraded in December 2005

31

NOTE 5: Segment reporting

The Bank manages its business through the following business segments:

Retail Banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to € 2,5 million). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, and foreign exchange.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Bank (interest expense of subordinate debt, loans to Bank personnel etc)

32

Breakdown by business segment

‘000 EURO	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	International activies	Other	Total

From 1 January to 31.12.2005
Net interest income	1.138.516	200.848	169.361	(1.480)	(171.471)	1.335.774
Net fee & commission income	132.193	51.844	52.083	2.299	2.554	240.973
Other operating income (1)	53.526	(24.535)	94.208	7.213	61.827	192.239
Total operating income	1.324.235	228.157	315.652	8.032	(107.090)	1.768.986
Direct costs	(508.389)	(34.306)	(36.876)	(31.693)	(30.708)	(641.972)
Allocated costs & provisions	(402.711)	(55.989)	(19.885)	(10.413)	(15.149)	(504.147)
Profit Before Tax	413.135	137.862	258.891	(34.074)	(152.947)	622.867
Taxes	(132.203)	(44.116)	(54.317)	10.904	71.179	(148.553)
Profit After Tax	280.932	93.746	204.574	(23.170)	(81.768)	474.314
Other items:
Depreciation and amortization (2)	(20.064)	(1.037)	(3.707)	(2.999)	(25.628)	(53.435)
Provisions	(164.262)	(21.245)	—	(686)	(5.228)	(191.421)

(1) includes allocated income and expenses.

(2) Line items exclude cost center deprecation included under allocated costs & provisions amounting to approximately € 18 711.

Segment assets as at 31.12.2005	19.151.373	9.912.008	18.591.372	857.720	4.766.457	53.278.930
Segment liabilities & equity as at 31.12.2005	38.867.759	1.466.238	6.577.379	1.147.058	5.220.496	53.278.930
From 1 January to 31.12.2004
Net interest income	957.958	166.867	148.736	(20.315)	(94.831)	1.158.415
Net fee & commission income	133.666	47.466	46.613	8.535	(6.450)	229.830
Other operating income (1)	65.057	(23.710)	17.200	16.219	123.810	198.576
Total operating income	1.156.681	190.623	212.549	4.439	22.529	1.586.821
Direct costs	(513.272)	(50.489)	(48.860)	(19.429)	(143.135)	(775.185)
Allocated costs & provisions	(301.373)	(112.274)	(19.584)	(17.988)	(13.270)	(464.489)
Profit Before Tax	342.036	27.860	144.105	(32.978)	(133.876)	347.147
Taxes	(119.712)	(9.751)	(41.161)	11.542	46.836	(112.246)
Profit After Tax	222.324	18.109	102.944	(21.436)	(87.040)	234.901

(1) includes allocated income and expenses

Other items:

Depreciation and amortization (2)	(24.184)	(2.143)	(5.505)	(2.670)	(21.887)	(56.389)
Loan provisions	(55.238)	(71.896)	—	(9.494)	(1.051)	(137.679)

(1) includes allocated income and expenses.

(2) Line items exclude cost center deprecation included under allocated costs & provisions amounting to approximately €23 331.

Segment assets as at 31.12.2004	16.603.350	9.470.182	17.179.800	1.228.376	3.665.726	48.147.434
Segment liabilities & equity as at 31.12.2004	33.636.151	1.130.575	8.874.801	2.250.363	2.255.544	48.147.434

33

NOTE 6: Net Interest Income

	31.12.2005	31.12.2004

Interest earned on:
Amounts due from banks	302.342	264.466
Securities	345.087	438.144
Loans and advances to customers	1.496.921	1.157.523
Other interest earning assets	9.621	10.981
Interest and similar income	2.153.971	1.871.114

Interest payable on:
Amounts due to banks	(240.621)	(297.049)
Amounts due to customers	(491.907)	(413.203)
Debt securities in issue	—	—
Other borrowed funds	(83.242)	—
Other interest paying liabilities	(2.427)	(2.447)
Interest expense and similar charges	(818.197)	(712.699)
Total	1.335.774	1.158.415

NOTE 7: Net Fee and Commission Income

	31.12.2005	31.12.2004

Custody, brokerage & investment banking	24.473	22.667
Retail loan fees	24.430	20.146
Corporate lending fees	69.202	59.044
Banking fees & similar charges	101.504	109.347
Fund management fees	21.364	18.626
Total	240.973	229.830

NOTE 8: Dividend Income

	31.12.2005	31.12.2004

Trading securities	5.329	4.802
Available for sale securities	3.626	4.797
NBG Group securities	28.585	60.258
Other securities	9.915	10.245
Total	47.455	80.102

NOTE 9: Net Trading Income / Loss

	31.12.2005	31.12.2004

Foreign exchange	10.373	22.715
Fixed income securities	(49.175)	24.730
Equities	49.837	26.432
Total	11.035	73.877

NOTE 10: Other Operating Income

	31.12.2005	31.12.2004

Real estate gains & rentals	23.411	26.297
Other income	7.649	18.652
Total	31.060	44.949

34

NOTE 11: Personnel Expenses

	31.12.2005	31.12.2004

Wages and salaries	415.431	422.098
Social security costs & defined contribution plans	186.485	192.203
Pension costs: defined benefit plans	4.986	4.648
Other staff related benefits	50.738	172.170
Total	657.640	791.119

The average number of employees employed by the Bank during the period to 31 December 2005 was 13.743 (2004: 13.294).

Other staff and related benefits include the cost of various voluntary retirement programs implemented by the Bank in 2005 and 2004.

Bonuses to employees are accrued for in the period the related service is provided. During 2005, bonuses of amount €1.424 were paid to employees which should have been provided for in 2004. For this reason, the “other staff related benefits” of 2004 were restated to €172.170 from €170.746. The profit attributable to shareholders and retained earnings for the year ended 31 December 2004 were restated accordingly. EPS for the same year-end has also been restated to €0,71 from €0,70.

	As restated	Prior to restatement

For the period 1 January to 31 December 2004
Personnel expenses	791.119	789.695
Profit for the period	234.901	233.477

NOTE 12: Retirement benefit obligations

Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,50% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%. Plan contributions are determined by years of service with the Bank and the employee’s final salary level.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,50% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,50% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

The total contributions paid to defined contribution plans for 2005 and 2004 were €149.4 million and €149.6 million respectively.

35

Plans without Bank’s contribution

Personnel Self-Insurance Plan

The Bank does not pay contributions to the aforementioned plan. The Bank has granted a loan to the plan the year-end balance of which amounts to € 68 million.

Defined Benefit Plans

Youth account benefit plan

The Bank sponsors a Youth account benefit plan under which children of current and former employees are entitled to a lump sum benefit at age 25 if their parents have chosen to make contributions. The benefit is 25% of 1,65 of the parents’ basic monthly pay for every year of contributory service. Under the rules of the plan benefits are paid under several circumstances.

Net periodic costs for defined benefit plans sponsored by the Bank include the following components, which are recognised in the income statement for the periods ended:

	31.12.2005	31.12.2004
Current service cost	3.565	3.068
Interest cost on obligation	6.267	4.661
Expected return on plan assets	(4.726)	(3.081)
Total	5.106	4.648

The aggregated funding status recognized in the balance sheet is reconciled below:

	31.12.2005	31.12.2004
Present value of un funded obligations	141.277	98.994
Fair value of plan assets	(101.678)	(64.597)
	39.599	34.397
Present value of unfunded obligations	3.142	—
Unrecognized actuarial gains	20.115	6.570
Net Liability / (Asset) in balance sheet	62.856	40.967

Movement in net liability:

	31.12.2005	31.12.2004
Net liability at the beginning of the year	40.967	40.744
Merger of subsidiaries	21.811	—
Actual contributions paid by the Company	(4.615)	(4.425)
Benefits paid directly	(413)	—
Total expense recognised in the income statement	5.106	4.648
Net Liability / (Asset) in balance sheet	62.856	40.967

Reconciliation of defined benefit obligation:

	31.12.2005	31.12.2004
Defined benefit obligation at the beginning of the year	98.994	92.463
Merger of subsidiaries	30.871	—
Current service cost	3.565	3.068
Interest cost on obligation	6.267	4.661
Employee contributions	4.664	3.543
Benefits paid from the Fund	(12.446)	(16.907)
Benefits paid directly by the Company	(413)	—
Actuarial loss	12.917	12.166
Defined benefit obligation at end of year	144.419	98.994

36

Reconciliation of plan assets:

	31.12.2005	31.12.2004
Market value at the beginning of the year	64.597	51.719
Merger of subsidiaries	8.345	—
Expected return on plan assets	4.726	3.081
Company contributions	4.615	4.425
Employee contributions	4.664	3.543
Fund Benefits	(12.446)	(16.907)
Asset gain / (loss)	27.177	18.736
Fair value of plan assets at end of year	101.678	64.597

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2005 and 31 December 2004 are:

	2005	2004
Discount rate	4,25%	5,00%
Expected return on plan assets	6,50%	6,50%
Rate of compensation increase	4,00%	4,00%
Pension increase	2,50%	2,50%

The actual return on plan assets for the year ended 31 December 2005 was €31.904 (2004: €21.817).

NOTE 13: General & administrative expenses

	31.12.2005	31.12.2004

Duties and taxes	26.344	23.310
Utilities and rentals	109.322	117.879
Other administrative expenses	76.765	67.695
Total	212.431	208.884

NOTE 14: Depreciation and amortisation charges

	31.12.2005	31.12.2004

Investment property	17	15
Intangible assets	13.056	17.833
Property & equipment	59.073	61.872
Total	72.146	79.720

NOTE 15: Other operating expenses

	31.12.2005	31.12.2004

Loss on fixed asset disposals	2.702	351
Maintenance and other related expenses	6.235	4.610
Other provision charges	234	4.408
Other expenses	3.310	12.903
Total	12.481	22.272

NOTE 16: Tax expense

	31.12.2005	31.12.2004

Current tax	122.317	104.368
Deferred tax	10.145	(1.106)
Prior year taxes	12.490	4.505
Other taxes	3.601	4.479
Total	148.553	112.246

37

Profit before tax	622.867	347.147
Current tax rate	27%	35%
Income tax based on current tax rate	(168.174)	121.501
Income not subject to taxation	36.613	43.031
Expenses not deductible for tax purposes	(16.992)	(42.286)
Income tax expense	(148.553)	(112.246)
Effective tax rate	23.84%	32.33%

NOTE 17: Cash and balances with Central Bank

	31.12.2005	31.12.2004

Cash in hand	514.513	480.786
Balances with Central Bank	1.333.710	336.826
Total	1.848.223	817.612

The Bank is required to maintain a current account with the Bank of Greece (BoG) to facilitate interbank transactions with the Central Bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

BoG requires all banks established in Greece to maintain deposits with BoG equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB. (2,25% at 31 December 2005).

NOTE 18: Due from banks

	31.12.2005	31.12.2004

Sight deposits with banks	262.042	104.068
Time deposits with banks	1.346.163	4.590.346
Securities purchased under agreements to resell	2.352.637	3.621.608
Other	181.781	6.485
Total	4.142.623	8.322.507

NOTE 19: Financial assets at fair value through P&L

	31.12.2005	31.12.2004

Government bonds and other sovereign obligations..	12.964.294	9.433.073
Other public sector bonds	12.556	48.972
Other debt securities	216.583	1.528.902
Equity securities	216.230	65.185
Mutual funds units	—	216.987
Total	13.409.663	11.293.119

NOTE 20: Derivative financial instruments (assets / liabilities)

		31.12.2005
	Contract/	Fair values
	Notional Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives – OTC	24.258.944	192.003	(261.495)
Foreign exchange derivatives	6.083.427	56.467	(25.454)
Other types of derivatives	233.613	2.816	(4.658)
Interest rate derivatives - Exchange traded	12.695.203	32.214	(11.815)
Total	43.271.187	283.500	(303.422)

38

NOTE 21: Loans & advances to customers (net)

	31.12.2005	31.12.2004

Mortgages	11.494.578	8.838.687
Consumer loans	2.652.424	2.254.079
Credit cards	1.468.940	1.416.820
Entrepreneur’s lending	1.490.600	1.228.700
Small Business lending	542.477	466.000
Retail lending	17.649.019	14.204.286
Corporate lending	10.450.928	9.828.399
Total	28.099.947	24.032.685
Less: Allowance for impairment on loans & advances to customers	(921.232)	(935.729)
Total	27.178.715	23.096.956

Movement in allowance for impairment on loans and advances:
Balance at 1 January	935.729	859.335
IAS 39 adjustments	17.106	—
Balance at 1 January (as restated)	952.835	859.335
Provision for loan impairment	191.421	137.679
Loans written off	(235.470)	(59.845)
Amounts recovered	7.059	—
Foreign exchange differences	5.387	(1.440)
Balance at 31 December 2005	921.232	935.729

NOTE 22: Investment securities

	31.12.2005	31.12.2004

Available-for-sale investment securities:
Greek Government bonds	865.364	—
Debt securities issued by other governments and public entities	303.588	24
Corporate bonds incorporated in Greece	206.914	265.704
Corporate bonds incorporated outside Greece	239.830	—
Debt securities issued by Greek financial institutions	43.546	—
Debt securities issued by foreign financial institutions	156.527	—
Other debt instruments issues	—	9.531
Debt securities	1.815.769	275.259
Equity securities	92.482	64.482
Mutual funds units	246.255	—
Provision for impairment	(824)	(93)
Total available-for-sale investment securities	2.153.682	339.648

Held-to-maturity investment securities (at amortized cost):
Corporate bonds incorporated in Greece	20.867	—
NBG Group corporate bonds	22.914	—
Total held-to-maturity investment securities	43.781	—

Total investment securities	2.197.463	339.648

39

NOTE 23: Investments in subsidiaries and associates and assets classified as held for sale

	Country	Interest (%)	31.12.2005	Interest (%)	31.12.2004

Investments in subsidiaries
National Company of Portfolio Investment SA	Greece	—	—	46.41	95.839
National Securities SA	Greece	100.00	18.170	100.00	18.170
Ethniki Kefalaiou Management of Assets & Liabilities	Greece	100.00	3.326	100.00	3.326
Diethniki Mutual Fund Management SA	Greece	81.00	11.029	81.00	11.029
National Management & Organisation Company SA	Greece	100.00	23.328	100.00	23.328
Ethniki Leasing SA	Greece	93.33	29.055	93.33	29.055
Ethniki Mutual Funds SA	Greece	100.00	1.175	100.00	1.175
Northern Greece Ethniki Anaptiksiaki SA	Greece	—	—	65.00	4.068
NBG Balkan Fund Ltd	Cyprus	100.00	500	100.00	500
NBG Greek Fund Ltd	Cyprus	100.00	15.000	100.00	15.000
ETEBA Emerging Markets Fund Ltd	Cyprus	100.00	147	100.00	147
ETEBA Estate Fund Ltd	Cyprus	100.00	147	100.00	147
ETEBA Venture Capital Management Company Ltd	Cyprus	100.00	18	100.00	18
NBG Bancassurance SA	Greece	99.70	300	99.70	300
Atlantic Bank of New York	USA	—	—	100.00	50.916
National Bank of Greece (Canada)	Canada	—	—	100.00	16.338
The South African Bank of Athens Ltd	S. Africa	91.41	16.070	91.42	14.874
National Bank of Greece (Cyprus) Ltd	Cyprus	100.00	40.105	100.00	39.655
NBG Management Services Ltd	Cyprus	100.00	959	100.00	948
Stopanska Bank AD	Fyrom	71.19	72.010	71.19	72.010
United Bulgarian Bank Ad	Bulgaria	99.91	239.076	99.91	239.076
NBG International Ltd	UK	100.00	10.215	100.00	9.928
NBG Finance Plc	UK	100.00	73	100.00	71
Interlease AD	Bulgaria	87.50	1.086	87.50	941
ETEBA Bulgaria AD	Bulgaria	92.00	551	92.00	546
ETEBA Romania SA	Romania	100.00	919	100.00	879
NBG Luxembourg Holding SA	Luxembourg	94.67	71	94.67	71
NBG Luxfinance Holding SA	Luxembourg	94.67	71	64.67	71
National Real Estate SA	Greece	—	—	79.59	357.643
NBG Funding Ltd	UK	100.00	10	100.00	10
Banca Romaneasca SA	Romania	97.14	69.507	90.87	33.719
Ethniki General Insurance SA	Greece	76.65	379.153	76.00	278.177
Astir Palace Vouliagmenis SA	Greece	78.06	195.806	76.75	192.980
Astir Alexandroupolis SA	Greece	100.00	5.055	100	4.017
Grand Hotel Summer Palace SA	Greece	100.00	5.781	100.00	5.781
NBG Training Centre SA	Greece	98.00	115	98.00	115
Ethnodata SA	Greece	98.41	6.062	98.41	6.062
Kadmos SA	Greece	99.99	1.716	99.99	1.716
Dionysos SA	Greece	99.90	36.470	—	—
Ektenepol Construction Company SA	Greece	100.00	47.947	—	—
Mortgage Tourist Protypos SA	Greece	100.00	79.950	—	—
Hellenic Tourist Construction SA	Greece	77.76	19.871	—	—
Ethiki Agricultural Operations SA	Greece	100.00	19	—	—
NBG International Holdings BV	Holland	100.00	58.807	—	—
Eurial Leasing SRL	Romania	70.00	8.400	—	—
			1.398.070		1.528.646

40

			31.12.2005		31.12.2004
Investments in associates
AGET Heracles	Greece	26.00	216.344	26.00	216.344
Phosphate Fertilisers Industries SA	Greece	24.23	40.189	24.23	40.189
Lakro Metalourgical Company SA	Greece	36.43	4.352	36.43	4.352
SIEMENS Teleindustrial SA	Greece	30.00	9.973	30.00	9.973
Eviop Tempo SA	Greece	21.21	2.438	28.28	3.251
Banking Information Systems ‘TEIRESIAS” SA	Greece	39.34	354	39.34	354
Hellenic Export Company SA	Greece	—	—	25.00	59
Hellenic Countrysides SA	Greece	20.23	340	20.23	340
Social Securities Fund Management SA	Greece	40.00	470	40.00	470
Lykos Paperless Solutions SA	Greece	—	—	30.00	905
Hellenic Spinning Mills of Pella SA	Greece	14,95	—	20.89	791
Planet Ernst &Young SA	Greece	31.72	3.565	31.72	3.565
			278.025		280.593
Assets classified as held for sale
National Bank of Greece (Canada)	Canada	100.00	19.476	—	—
			19.476		—

The movement of investment securities is summarized below:

Investment securities	Held to maturity	Available for sale
Balance at 1 January 2005	—	1.868.294
- Foreign exchange differences on monetary assets	81	36.933
- Additions within the period	66.265	1.522.089
- Disposals (sale and redemption) within the period	(22.565)	(2.030.224)
- Premiumdiscount amortisation	—	(11.186)
- Gains / (losses) from changes in fair value	—	4.176
- IAS 39 adjustment & reclassifications	—	2.181.146
Balance at 31 December 2005	43.781	3.571.228

Investments securities available for sale as analysed above include the cost of the subsidiary NBG Canada which has been classified as held for sale.

NOTE 24: Intangible assets

	Goodwill	Software	Other	Total
Cost
At 1.1.2004	1	129.770	2.782	132.553
Additions, disposals and write-offs	37	7.802	12.893	20.732
At 31.12.2004	38	137.572	15.675	153.285
Accumulated amortization and impairment
At 1.1.2004		(107.091)	(607)	(107.698)
Additions, disposals and write-offs	—	646	318	964
Amortization charge for the period	—	(16.670)	(1.164)	(17.834)
At 31.12.2004	—	(123.115)	(1.453)	(124.568)
Net book amount at 31.12.2004	38	14.457	14.222	28.717
Cost
At 1.1.2005	38	137.572	15.675	153.285
Additions, disposals and write-offs	(38)	5.877	10.605	16.444
At 31.12.2005	—	143.449	26.280	169.729
Accumulated amortization and impairment
At 1.1.2005	—	(123.115)	(1.453)	(124.568)
Additions, disposals and write-offs	—	1.600	173	1.773
Amortization charge for the period	—	(10.481)	(2.575)	(13.056)
At 31.12.2005	—	(131.996)	(3.855)	(135.851)
Net book amount at 31.12.2005	—	11.453	22.425	33.878

41

NOTE 25: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1.1.2004	566.416	593.088	341.422	44.389	16.734	1.562.049
Additions, disposals and write-offs	(3.247)	11.163	20.078	5.568	3.800	37.362
Exchange differences	—	—	—	—	3	3
At 31.12.2004	563.169	604.251	361.500	49.957	20.537	1.599.414
Accumulated depreciation and impairment
At 1.1.2004		(204.171)	(248.906)	(33.091)	—	(486.168)
Additions, disposals & write-offs	—	1.296	7.016	1.175	—	9.487
Depreciation charge for the period	—	(18.594)	(39.217)	(4.060)	—	(61.871)
At 31.12.2004		(221.469)	(281.107)	(35.976)	—	538.552
Net book amount at 31.12.2004	563.169	382.782	80.394	13.981	20.537	1.060.862

At 1.1.2005	563.169	604.251	361.501	49.957	20.537	1.599.415
Additions, disposals and write-offs	54.814	57.158	21.545	5.632	8.565	147.714
Exchange differences	58	926	74	64	(11)	1.111
At 31.12.2005	618.041	662.335	383.120	55.653	29.091	1.748.240
Accumulated depreciation and impairment
At 1.1.2005	—	(221.469)	(281.107)	(35.976)	—	(538.552)
Additions, disposals & write-offs	—	(6.227)	(264)	(1.387)	—	(7.878)
Depreciation charge for the period	—	(19.453)	(35.297)	(4.322)	—	(59.072)
At 31.12.2005	—	(247.149)	(316.668)	(41.685)	—	(605.502)
Net book amount at 31.12.2005	618.041	415.186	66.452	13.968	29.091	1.142.738

NOTE 26: Deferred tax assets & liabilities

	31.12.2005	31.12.2004

Deferred tax assets:
Securities and derivatives	108.036	—
Tangible and intangible assets	9.303	10.109
Pension and other post retirement benefits	15.120	10.147
Other temporary differences	16.300	20.900
Deferred tax assets	148.759	41.156
Deferred tax liabilities:
Securities and derivatives	76.575	—
Tangible and intangible assets	8.178	4.348
Other temporary differences	822	—
Deferred tax liabilities	85.575	4.348

42

Deferred tax charge in the income statement:

	31.12.2005	31.12.2004
Securities and derivatives	1.853	—
Loans and advances to customers	(4.619)	—
Tangible and intangible assets	(4.962)	2.347
Pension and other post retirement benefits	(412)	(4.031)
Effect of mergers through absorption	4.924	—
Other temporary differences	(2.003)	2.790
Deferred tax charge in the income statement-	(5.219)	1.106
Deferred tax through equity	31.595	—
Net deferred tax movement	26.376	1.106

NOTE 27: Other assets

	31.12.2005	31.12.2004

Accrued interest and commissions	508.324	542.076
Tax prepayments and other recoverable taxes	136.013	175.567
Trade receivables	12.179	12.791
Assets acquired through foreclosure proceedings	86.527	76.249
Prepaid expenses	14.950	9.641
Other	353.310	402.206
Total	1.111.303	1.218.530

NOTE 28: Due to banks

	31.12.2005	31.12.2004

Demand deposits due to credit institutions	87.945	157.906
Time deposits due to credit institutions	284.457	800.449
Interbank deposits and amounts due to ECB	2.099.226	721.840
Amounts due to Central Bank	5.158	4.765
Securities sold under agreement to repurchase	2.479.265	4.023.229
Other	30.369	40.669
Total	4.986.420	5.748.858

NOTE 29: Due to customers

	31.12.2005	31.12.2004
Deposits:
Individuals	33.937.922	30.281.674
Corporates	4.404.633	2.750.302
Government and agencies	2.047.622	1.728.840
Total deposits	40.390.177	34.760.816
Securities sold to customers under agreements to repurchase	300.023	2.168.797
Other due to customers	370.000	244.951
Amounts due to customers	41.060.200	37.174.565

NOTE 30: Other borrowed funds

•                  NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a)              In June 2002, € 750 million callable subordinated floating rate notes guaranteed on subordinated basis the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs

43

related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b)             In June 2005, JPY 30 billion (€ 224 000) callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on constant yield basis over the period from the placement to the first redemption option.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

•                  NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

a)                  In July 2003, € 350 million Series A Floating Rate Non — Cumulative Non Voting Preferred Securities. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b)                 In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12,5 bps reset every six months and capped at 8,5% paid semi-anually.

c)                  In February 2005, € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015, or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% until 16 February 2010, and thereafter determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

NOTE 31: Other liabilities

	31.12.2005	31.12.2004

Accrued interest and commissions	288.218	186.188
Creditors and suppliers	173.531	243.762
Amounts due to government agencies	409.426	113.814
Other provisions	32.959	32.263
Taxes payable - other than income taxes	22.188	28.572
Accrued expenses and deferred income	30.361	33.678
Payroll related accruals	38.773	35.781
Dividends payable	12.698	12.734
Other	636.388	177.610
Other liabilities	1.644.542	864.402
Current tax liabilities	139.375	108.872
Total	1.783.917	973.274

44

The movement of other provisions may be summarised as follows:

	31.12.2005	31.12.2004
Balance at beginning of period	32.263	29.440
Foreign exchange differences	457	(44)
Provisions charged to income statement during the period.	239	4.409
Provisions utilised during the period	—	(1.542)
Balance at period end.	32.959	32.263

NOTE 32: Share capital, share premium and treasury shares

The total number of authorised, issued and fully paid ordinary shares as at 31 December 2005 was 336.599.045 (31.12.2004: 331.575.511) with a nominal value of €4,80 (2004: €4,50) per share. The increase is owed to the merger through absorption of National Investment Company S.A. Following the completion of the merger through absorption of National Real Estate S.A. the Bank’s share capital will consist of 339.269.412 shares with a nominal value of €5,00 per share. The computation is based on Annual General Meeting decisions regarding the absorption of National Investment Company S.A and National Real Estate S.A. dated 31 May 2005 and 31 July 2005 respectively.

The weighted average number of shares for 2005 and 2004 was 334.360.105 and 331.166.119 respectively. Earnings per share for 2005 and 2004 was €1,42 and €0,71 respectively.

The Bank has in place a programme to purchase up to 5.000.000 own shares, at a price of no less than €5,00 and no more than €37,00 per share between 1 January and 15 May 2006. This purchase will be carried out by virtue of BoD resolution of 29 December 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase by the Bank, by 15 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920.

Pursuant to the aforementioned, the Bank bought 35.000 shares (0.01%) between 1 September and 31 December 2005 at an average purchase price of €30,99 per share.

Treasury Shares	No of shares	€’000s

At 1 January 2004	7.697	283
Purchases of treasury shares	1.449.614	29.235
At 31 December 2004	1.457.311	29.518

Purchases of treasury shares	370.000	10.179
Sales of treasury shares	(1.792.311)	(38.612)
At 31 December 2005	35.000	1.085

Stock Option Program: On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Bank. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of € 4,50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

45

NOTE 33: Reserves & Retained Earnings

	31.12.2005	31.12.2004

Statutory reserve	212.652	189.628
Revaluation reserve- available for sale securities	41.139	—
Revaluation reserve - fixed assets	—	27.984
Non-taxable reserves	646.394	550.604
Taxed reserve	80.269	78.464
Other	21	—
Total reserves	980.475	846.680
Retained earnings	296.752	281.628
Total	1.277.227	1.128.308

Tax exempt reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at special rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution.

The movement of AFS securities is analyzed as follows.

At 1 January 2005	—
IAS 39 adjustments	105.153
Net gains / (losses) from changes in fair value of AFS investments	38.675
Net (gains) / losses transferred to income statement	(102.689)
At 31 December 2005	41.139

NOTE 34: Dividends per share

On 17 May 2005 at the annual General Meeting of the Shareholders of the Bank, the shareholders approved a dividend of  €0,60 for every share (2004: €0,65) which was paid on 30 June 2005.

For the year ended 31 December 2005 management intends to propose to the Annual General Meeting the distribution of total dividends of  €339.269  being €1,00 per share

NOTE 35: Cash and cash equivalents

	31.12.2005	31.12.2004
For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

Cash and balances with central banks	1.134.970	506.341
Due from banks	1.511.524	3.764.098
Total	2.646.494	4.270.439

NOTE 36: Earnings per share

	31.12.2005	31.12.2004

Net profit attributable to NBG ordinary shareholders	474.314	234.901
Weighted average number of ordinary shares outstanding (no. of shares)	334.360.105	331.166.119
Earnings per share (in Euro)	€1,42	€0,71

46

NOTE 37: Contingent liabilities and commitments

Legal proceedings

The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial condition of the Bank.

Pending Tax audits

The Bank has been audited by the tax authorities up to 2004 inclusive. The tax authorities have not yet audited 2005 and accordingly tax obligations for the current year not be considered final. Additional taxes and penalties may be imposed as a result of such tax audit; although the amount cannot be determined at present, it is not expected to be material.

Capital Commitments	31.12.2005	31.12.2004
Commitments to extend credits	10.386.660	8.010.737
Commercial letters of credit	136.915	286.000
Standby letters of credit and financial guarantees written	2.615.411	2.223.953
Total	13.138.986	10.520.690

Assets pledged	31.12.2005	31.12.2004
Bonds	1.517.188	709.109

Operating lease commitments	31.12.2005	31.12.2004
No later than 1 year	17.609	16.969
Later than 1 year and no later than 5 years	56.570	51.314
Later than 5 years	64.215	42.182
	138.394	110.465

NOTE 38: Related –party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding at 31 December 2005 and 31 December 2004 are presented below. Transactions were entered into with related parties during the course of business at market rates.

Transactions with management

The Bank entered into banking transactions with members of the Board of Directors and General Managers of the Bank in the normal course of business. The list of the members of the Board of Directors is shown under Note 1 General Information. Loans and deposits as of 31 December 2005 amounted to €628.897 and €4.390.262 respectively. Letters of Guarantee in issue amounted to €2.310.

Other related party transactions

Receivables, payables, income and expenditure and other memo account balances with related entities, as of 31 December 2005, amount to €1.453 million (2004: €824 million), €3.004 million (2004: €113million)., €58 million (2004: €45 million)., €168 million (2004:€129 million) and €149 million (2004: €277 million) respectively.

The most significant transactions relate to variable interest rate borrowed funds, amounts due to banks, amounts due to customers, interest income from subordinated debt and commission fees and related expenses.

Board of Directors’ and General Managers’ fees

Board of Directors’ and General Managers’ fees for 2005 amounted to approximately €5.663.5 (2004: € 4.976,3). Respective fund contributions amounted to approximately  € 909,6 thousand (2004: €811,2).

47

NOTE 39: Post balance sheet events

Merger of National Bank of Greece and National Real Estate Company

The Boards of Directors of the Bank and National Real Estate Company decided the merger of the two Companies effected through absorption of the latter by the former. The appropriate regulatory authorities approved the merger of the two companies in October 2005 (Greek Government Gazette issue 11146/21.10.2005). The second repeat General Meeting of the Bank’s Shareholders of 2  February 2006 and the General Meeting of the National Real Estate Company of 29 December 2005, approved the above merger. The merger will be typically concluded following the issue of the relevant decision by the Ministry of Development.

PricewaterhouseCoopers and KPMG were appointed as auditors in order to certify the book value of National Bank of Greece’s and National Real Estate’s assets, respectively, as at the transformation balance sheets date (31.7.2005). They will also review the draft merger agreement and provide an opinion as to the fairness and reasonableness of the share exchange ratio.

On completion of the merger, subject to the above conditions, and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares will increase by 2.670.367 shares which, added to existing shares pursuant to completion of its merger with National Investment Company (i.e. 336.599.045), will raise the total number of the Bank’s shares to 339.269.412.

The amounts recognized at the acquisition date for each class of the acquiree’s assets, liabilities and contingent liabilities are as follows:

31.07.2005
Due from banks	6.098
Property and equipment	116.178
Other assets	204.183
Total assets	326.459
Total liabilities	10.402
Shareholder’s equity	316.057

Disposal of National Bank of Greece (Canada)

In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank.

In February 2006, the Bank announced the conclusion of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received reached the amount of CAD 71,3 million (equivalent €52 million.).

Astir Alexandroupolis

In November 2005, the Bank announced its intention to dispose of its 100% holding in Astir Alexandroupolis by way of public competition.

In January 2006, the disposal of the subsidiary Astir Alexandroupolis was concluded. The total consideration received reached the amount of approximately €6.530 million.

Banca Romaneasca

In December 2005 the Bank’s Board of Directors decided the Bank’s participation in the share capital increase of its subsidiary Banca Romaneasca.

In January 2006, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca for 109.802.021 out of 126.000.000 new shares amounting to RON 219,6 million (equivalent €63 million), with the option to cover in full the share capital increase up to the amount of RON 252 million (equivalent €70 million).

NOTE 40: Acquisitions & Disposals

Acquisitions

National Investment Company S.A.

Following the announcement of the Boards of Directors of National Bank of Greece (the “Bank”) and National Investment Company in June 2005, regarding the proposed merger through absorption of the latter by the

48

former, the Bank’s second repeat General Meeting of its Shareholders held on 3 November 2005, passed the following resolutions:

a) The merger through absorption of National Investment Company S.A. by the Bank, and specifically approved the relevant Draft Merger Agreement (dated 2/6/2005), the individual and, in view of the absorption, combined pro-forma transformation balance sheet and income statement of the Bank as at 31/5/2005, Emporiki Bank’s valuation report as to the fairness and reasonableness of the share exchange ratio, PricewaterhouseCoopers chartered auditors’ reports certifying the book value of the Bank’s fixed assets as at the transformation date (31/5/2005) and the fairness and reasonableness of the share exchange ratio (i.e. 12 shares of the absorbed company to 1 share of the absorbing), and the Bank’s BoD report on the Draft Merger Agreement.

b) Cancellation, pursuant to Companies’ Act 2190/1920, of National Investment Company’s shares owned by the absorbing Bank.

c) Increase in the share capital of the Bank by €123,6 million approximately in total through the issue of 5.023.534 new shares of nominal value of €4,80 to be distributed to the remaining shareholders, other than the absorbing Bank, of the absorbed National Investment Company S.A., and through an increase in the nominal value of the existing shares by equivalent capitalization of the share premium account from €4,50 to €4,80.

Pursuant to the above and following completion of the merger, the Bank’s share capital shall amount to €1.615.675.416 divided into 336.599.045 common registered shares of a nominal value of €4,80 each.

The amounts recognized at the acquisition date for each class of the acquiree’s assets, liabilities and contingent liabilities are as follows:

31.05.2005
Due from banks	95.220
Property and equipment	35
Other assets	195.422
Total assets	290.677
Total liabilities	1.088
Shareholder’s equity	289.589

EURIAL Leasing

In November 2005, the Bank signed an agreement for the acquisition of a majority stake (70%) of the share capital of the Romanian leasing company EURIAL Leasing.

Disposals

Atlantic Bank of New York

In October 2005 the Bank announced the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. the holding company for New York Community Bank. The purchase price amounts to USD 400 dollars payable in cash.

Sale of own shares

Ethniki Kefaleou

In October 2005, National Bank of Greece (“NBG”) and Ethniki Kefaleou announced the successful sale of 9.169.970 shares of NBG via an accelerated book build to international and domestic institutional investors via a private placement. The final offering price was fixed at €32,90 per share.

Participation in share capital increase

Ethniki Hellenic General Insurance

The Extraordinary Shareholders’ General Meeting of Ethniki Hellenic General Insurance held on November 2, 2005, approved the share capital increase of the company in the form of a rights share issue by the amount of €129,1 million (including share premium) through the issue of 43.035.600 new shares of a par value of €2,50 each and issue price of €3,00. Existing shareholders may exercise the preemption right in terms of 5 new shares for every 10 old shares held between 21 November 2005 till 5 December 2005.

49

NBG International Holdings BV

In September 2005, the Bank established NBG International Holdings BV in Netherlands as a 100% subsidiary and contributed to NBG International Holdings BV its total shareholding of its subsidiary Atlantic Bank of New York.

NOTE 41: Reclassifications

Certain amounts in prior periods have been reclassified in order to conform with current presentation.

50

NOTE 42: Effects from transition to IFRS

Reconciliation of Income Statement: Greek GAAP to IFRS

€ 000’s		31.12.2004

Results, as previously reported under Greek GAAP		294.854
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	1	(4.231)
Commission income deferral	2	(12.408)
Re-measurement of fixed assets and intangibles	3,7	16.458
Securities revaluation	9	(6.640)
Recognition of tax related provisions	4	3.021
Recognition of impairment losses on loans and advances	5	(17.705)
Profit distribution	6	(36.424)
Other	—	(2.024)
Total adjustments		(59.953)
Results reported under IFRS		234.901

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s		31.12.2004	31.12.2003

Total shareholders’ equity, as previously reported under Greek GAAP		2.652.164	2.544.282
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	1	(50.438)	(26.207)
Commission income deferral	2	(32.861)	(20.453)
Re-measurement of fixed assets and intangibles	3,7	(17.382)	(6.402)
Securities revaluation	9	(131.098)	(62.109)
Recognition of tax related provisions	4	(5.795)	(18.558)
Recognition of impairment losses on loans and advances	5	(13.301)	(11.528)
Profit distribution	6	226.697	180.833
Other		(4.713)	3.533
Total adjustments		(28.891)	39.109
Equity reported under IFRS		2.623.273	2.583.391

51

Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	1.871.114	2.314.689	(443.575)
Interest expense and similar charges	(712.699)	(1.108.924)	396.225
Net Interest income	1.158.415	1.205.765	(47.350)

Fee and commission income	286.910	325.083	(38.173)
Fee and commission expense	(57.080)	(106.822)	49.742
Net Fee and commission income	229.830	218.261	11.569

Dividend income	80.102	80.102	—
Net trading income	73.877	63.713	10.164
Net result from investment securities	(352)	—	(352)
Other operating income	44.949	46.122	(1.173)
Total operating income	1.586.821	1.613.963	(27.142)

Personnel expenses	(791.119)	(746.025)	(45.094)
General & Administrative expenses	(208.884)	(207.028)	(1.856)
Depreciation and amortization charges	(79.720)	(89.192)	9.472
Other operating expenses	(22.272)	(33.585)	11.313
Total operating expenses	(1.101.995)	(1.075.830)	(26.165)

Impairment losses on loans and advances	(137.679)	(126.906)	(10.773)
Profit before tax	347.147	411.227	(64.080)

Tax expense	(112.246)	(116.373)	4.127
Net Profit	234.901	294.854	(59.953)

Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	817.612	813.769	3.843
Treasury bills and other eligible bills	118.674	118.689	(15)
Due from banks (net)	8.322.507	8.564.022	(241.515)
Trading portfolio assets	11.293.119	11.311.257	(18.138)
Loans and advances to customers (net)	23.096.956	23.212.219	(115.263)
Investment securities - available for sale	339.648	323.332	16.316
Investment property	414	-	414
Investments in subsidiaries	1.528.646	744.456	784.190
Investments in associates	280.593	1.287.772	(1.007.179)
Intangible assets	28.717	76.453	(47.736)
Property & equipment	1.060.862	1.018.441	42.421
Deferred tax assets	41.156	-	41.156
Other assets	1.218.530	831.668	386.862
Total assets	48.147.434	48.302.078	(154.644)

LIABILITIES
Due to banks	5.748.858	5.747.299	1.559
Due to customers	37.174.565	37.175.074	(509)
Debt securities in issue	—	10.862	(10.862)
Subordinated liabilities	1.582.149	1.582.149	—
Other liabilities	864.402	1.030.570	(166.168)
Current tax liabilities	108.872	103.960	4.912
Deferred tax liabilities	4.348	—	4.348
Retirement benefit obligations	40.967	—	40.967
Total liabilities	45.524.161	45.649.914	(125.753)

SHAREHOLDERS’ EQUITY
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(29.518)	(29.518)	—
Reserves and retained earnings	1.128.308	1.157.199	(28.891)
Equity attributable to NBG shareholders	2.623.273	2.652.164	(28.891)

Total equity and liabilities	48.147.434	48.302.078	(154.644)

52

Cash flow statement under Greek GAAP and IFRS as at 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation

Cash flow from operating activities	(1.209.639)	(546.027)	(664.289)
Cash flow from investing activities	6.873	13.814	(6.941)
Cash flow from financing activities	274.388	246.141	28.924
Effect of foreign exchange rate fluctuations on cash & cash equivalents	(111.275)	—	(111.275)
Net increase/(decrease) in cash and cash equivalents	(1.039.653)	(286.072)	(753.581)
Cash and cash equivalents at beginning of period	5.310.092	6.021900	(711.808)
Cash and cash equivalents at end of period	4.270.439	5.735828	(1.465.389)

The main differences of the cash flow statement according to IFRS in comparison to the cash flow statement under Greek GAAP result from:

a) Cash and cash equivalents included amounts due from central Banks and credit institutions that mature in more than 90 days from date of acquisition.

b) The inclusion of foreign exchange fluctuations on cash and cash equivalents within the respective activities.

c) The non-inclusion of cash flow equivalents and cash flow movements from non-finance sector subsidiaries.

d) Other balance sheet items reclassifications.

53

1.Defined benefits plans (IAS 19)

All unfunded liabilities arising from defined benefit pension plans were recognised as a liability. Under Greek GAAP provisions were based on labour law for staff retirement only.

2.Loan related fees and costs (IAS 18 & IAS 39)

All interest, interest-related fees and costs recognised at a constant rate to the expected maturity date. Under Greek GAAP all fees were accounted for as commission income when incurred.

3.Tangible and intangible assets (IAS 16, IAS 38 & IFRS 1)

For tangible and intangible assets, the Bank applies the historic cost method of accounting. Under previous GAAP, following Greek tax rules, property was revalued every 4 years based on indexed amounts. Such revaluation, for Greek GAAP purposes, took place on 31.12.2004.

Property and equipment are depreciated on straight-line basis over their estimated useful lives. Under Greek GAAP, depreciation was based on tax rates, which in general did not reflect the useful lives of tangible assets.

Intangible assets are recognised only when it is probable that future economic benefits will flow to the Bank. Under Greek GAAP various costs and expenses were capitalised.

4.Tax provisions (IAS 37)

Tax provisions were raised for tax open years where the outflow was probable and an estimate could be made. Under previous GAAP no such provisions were raised for these outflows.

5.Loans and receivables impairment (IAS 36)

Sundry receivables with indications of impairment were written off.

6.Dividends (IAS 10)

Dividends are accounted for when declared (approved by the shareholders). Under Greek GAAP dividends were accounted for when proposed.

7.Investment property (IAS 40)

Investment property owned by the Bank (or held through a leasing agreement, either finance or operating) is accounted for at cost and it is depreciated on straight-line basis over its estimated useful life. Under Greek GAAP, property that was held for investment purposes, was presented under own-used fixed assets.

8.Deferred taxes (IAS 12)

Under IAS 12, deferred income tax is fully provided by the Bank, using the liability method, on all temporary differences arising between the carrying amounts of its assets and liabilities and their amounts as measured for tax purposes. Under previous GAAP, there were no provisions for deferred taxes.

Adoption of IAS 32, 39

9.Financial instruments

Securities (excluding derivatives)

Under IAS 39, securities are initially recognized at cost, including transaction costs. Subsequent to their initial recognition, trading and available for sale securities are measured at fair value, with fair value gains and losses recorded in income statement and equity respectively, whereas securities held to maturity are carried at amortized cost. Under previous GAAP, all securities were initially accounted for at cost and re-measured on an aggregate basis at the lower of their cost or market value. In addition, the Bank, under IAS 39, recognizes all securities on trade date, whereas under previous GAAP securities were recognized when settled.

10.Derivatives

In accordance with IAS 39, all derivatives are carried at fair value. Under previous GAAP, listed derivatives were accounted for at fair value whereas all over-the-counter derivatives were carried at cost.

54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 28th February, 2006

Chairman - Chief Executive Officer